
04036110

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeon Co., Ltd.

*CURRENT ADDRESS 1-5-1 Nakase, Mihama-ku
Chiba-shi, Chiba
261-8515 Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34806 FISCAL YEAR

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 8/10/04

82-34806

EXHIBIT B

JPAPANESE LANGUAGE DOCUMENTS

Set out below are the Summary English translation documents referred to in ANNEX B, Section A. items 15 to 19.

April 25, 2003

AEON Co., Ltd.

Chairman & Representative Director: Toshitoki Tokiwa

1-5-1 Nakase, Mihama-ku, Chiba-shi

Notice of Convening the 78th General Meeting of Shareholders

Dear Shareholders,

We hope you are well.

As we hold the 78th General Meeting of Shareholders as follows, we hereby notify you and request that you attend the meeting.

If you plan to attend the meeting on the designated date, please present to the reception the voting certificate enclosed herein. If you are absent on that day, please return the form of voting certificate enclosed after entering for or against and sealing, with reference to the information of exercising voting rights below or exercise your voting right on the web site (http://www.web54.net) by May 14, 2003.

Sincerely,

1. Date and Hour 10:00 a.m., May 15 (Thur.) 2003
2. Place 1-5-1 Nakase, Mihama-ku, Chiba-shi
AEON Tower (Head Office) Annex 3F. Multi-Purpose Hall
3. Objects of Meeting

Reports: Balance sheet as of February 20, 2003 and business report and report of income statement in the 78th Term (From February 21, 2002 to February 20, 2003)

Resolutions:

Proposition No. 1: Approval of Appropriation of Retained Earnings in the 78th Term

Proposition No. 2: Partial Amendment of Articles of Incorporation

Summary of proposition is as set forth on page 28 through 39, "References for exercising your voting right."

Proposition No. 3: Appointment of eight (8) directors

Proposition No. 4: Presenting retirement bonuses to retiring directors and auditors

Proposition No. 5: Termination of payment in connection with abolition of retirement bonus to retiring officer scheme

When you exercise your voting right on the web site, please input for or against following the instructions on the screen, using the code for voting rights and provisional password, printed on the form of the voting certificate.

Appendix

Business Report

(From February 21, 2002 to February 20, 2003)

1. Overview of Business

Environment surrounding retail industry has been radically changing, as represented by the prolonged deflation, deregulation, entry of foreign capital, etc. AEON recognizes such an environment as an opportunity for us and has carried out reforms to become a world-class business group.

Utilizing scale merit of the group, we have promoted reinforcement of product force by establishing a department specializing in promotion of joint purchase of national brand products and further expansion and improvement of perfection of "TOPVALU," our private brand products. We have also promoted improvement of a common operation infrastructure for the group, such as an IT and logistics network and opened wide-area logistics centers in four areas of Kanto, Chubu, Hyogo and Kyushu, following Sendai in the previous period. We have also made efforts for sharing the results of management reform, tackled by each company of the group, as best practices beyond business segment and category. On the other hand, in terms of selection and concentration of group businesses, we have promoted reform of our business structure, including reinforcement of our business base through concentration of management resources in major business and closed down and integrated unprofitable operations.

From among proposals made during "AEON 21" campaign, which started as part of a realization of our management concept, "Customer First," and open management, we have realized a "Customer Sub-Manager" system, in which we cope with management reform from the viewpoint of customers. Responding to the changes in life-style of our customers, we have made efforts by extending operating hours.

As customer interest in food safety has been growing, for the formulation of a new system and mechanism for fair marking and quality control as a whole group, which set "safety and security" as our fundamental posture, we have established the

Food Quality Control Department and also a special committee, in which outside experts participate. While we pursue food safety through application of advanced quality standards, we have promoted disclosure of information on the basis of a traceability system, and issue a production history.

As a result, consolidated operating revenue of the Company and 111 consolidated subsidiaries was ¥3,086,504 million (105.2% over the previous period), consolidated operating income was ¥132,172 million (110.9% y/y, increase of ¥12,900 million). Consolidated ordinary income which included 29 Equity method applied affiliate companies was ¥127,431 million (111.0% y/y, increase of ¥12,600 million) and consolidated net income was ¥51,257 million (increase of ¥67,300 million y/y), both of which were record highs.

(1) Status of Business by Segment

①General Retailing

AEON Co., Ltd. took the lead of reform as a core company of the group and promotes an everyday low price (EDLP) policy, which purports the least expensive stores and continued lowest prices. While we are lowering prices, in order to secure profits, we have coped with reform of our profit earning structure. We are promoting lowering cost of goods through merchandizing reform on a global scale, on the other hand, we have reduced inventories of existing stores by 5.5% by switching to merchandizing that utilizes IT. We have also reviewed store organization and are promoting transformation to a structure of everyday low cost (EDLC) by reform of working style for improvement of productivity and customer satisfaction and cost reductions of materials and fixtures and furniture, utilizing WWRE (World Wide Retail Exchange), which is a joint purchase organization on the Internet.

We have closed down nine stores whose competitiveness decreased, and have opened ten stores. While we promoted opening of urban style stores in Itami, Shinagawa and Sapporo, we opened a new category of supermarket center in Tenri-shi, Nara Prefecture. We will further pursue EDLP and EDLC to improve perfection toward establishment of a competitive business category.

In this connection, total capital investment, required for opening new stores, renewal of stores and IT and logistics was ¥48,600 million and the said funds were procured from our own funds.

As a result, we achieved increase in revenue and profit, as operating revenue of AEON Co., Ltd. was ¥1,701,210 million (101.9% over the previous period), operating income was ¥32,220 million (121.4% y/y) and ordinary income was ¥33,849 million (117.4% y/y). Net income recorded ¥17,101 million (increase of ¥54,600 million from the previous period) as a result of profit from reversal of allowance for retirement benefits of ¥26,841 million, being appropriated in connection with sending back the substitution portion of Welfare Pension Fund to the state, and appropriation of ¥20,672 million in losses resulting from the closing down of stores, which ware determined for closing.

In the general merchandise store (GMS) business, Kyushu Jusco Co., Ltd. achieved active expansion of business by opening two new stores and receiving the operation of five stores from Kotobukiya Co., Ltd. Sales of existing stores progressed favorably to record 103.1% over the previous year, due to activation effects conducted in the second half of last year. We could achieve a large increase in revenue and income because of improvements in gross profit ratio by 0.5% due to reinforcement of inventory controls of products, utilizing IT.

In the super market (SM) business, Max Value Tohoku Co., Ltd. and Max Value West Japan Co., Ltd. achieved increases in revenue and income as a result of active promotion of scrap and build, renewal and 24 hours operations. Yaohan Co., Ltd. completed corporate reorganization procedures as of February 22, 2002, which has changed its name to Max Value Tokai Co., Ltd., and has steadily improved its performance under new management. In the Kyushu area, we received the transferred operation of SM stores, "Kurashi Kan (Living House)" from Kotobukiya Co., Ltd. On March 25, 2002, Max Value Kyushu Co., Ltd. was incorporated as a 100% subsidiary, which has been engaged in SM operations. Further, we received transfer of 51% of the shares of Hallow Co., Ltd., a subsidiary of Kotobukiya Co., Ltd. to enhance our business base and the number of stores in Kyushu at the end of year totaled 105 stores, including

Nishi Kyushu Well Mart Co., Ltd., with sales of ¥70,000 million. We also increased the holding ratios of Max Value Hokkaido Co., Ltd. to 56.7% by TOB.

MNISTOP Co., Ltd., convenience store chain recorded an increase in revenue and income through active store development, conducting seminars for strengthening operation capacity of member stores and reform of placement of orders for improvement of our selling force of focused products.

JAYA JUSCO STORES BHD. in Malaysia now owns nine stores with the opening of a store in Johor Baharu and it has also made efforts to strengthen sales capacity through improvement of service levels and conducting of internal contests.

In China, we opened stores for the first time in three cities of Shenzhen, Dongguan and Zhuhai. We will continue to open new stores mainly in Guangdong Province and reinforce our business base in China, which is rapidly growing.

②Specialty Store Business

TALBOT (THE TALBOTS, INC.) has reduced product costs and discount losses through thorough cost controls and efficiency, shortening the lead-time by advancing supply-chain management and increasing efficiency of inventories. It also added new product lines and opened 92 stores but operating income was ¥24,716 million (94.1% over the previous period) due to the increase in uncertainty of the US economy.

Mega Sports Co., Ltd., which deploys large-scale sporting goods store, "the Sports Authority" in Japan, recorded a large increase in revenue and income as a result of expansion of self-developed products and reinforcement of a sales system in which products, sales and promotion are integrated.

③Developer Business

AEON Mall Co., Ltd. opened AEON Takaoka Shopping Center (SC), the 14th center. While it has promoted opening of new SC, it actively conducted renewal of Kashiwa and Suzuka SCs, including floor expansion, and commercial facilities floor space totaled 750,000 ㎡ at the end of the year, an increase of 10,000 ㎡ from the previous period. As of July 24, 2002, it was listed on the 1st Section of the Tokyo Stock Exchange, as a first developer specializing in commercial development.

④Services, etc.

AEON Credit Service Co., Ltd., engages in financial services and increased its card working ratio through reinforcement of joint planning with each company of the Group, including AEON Festival and One Day Passport, etc. It has also steadily captured card members from among SATY and VIVRE members, whose cards are issued by MYCAL stores to which we are supporting their reorganization and the total number of card members increased by 1,500,000 net to 11,300,000, which resulted in an increase in revenue and income. In Taiwan, we acquired a license for issuing credit cards for the first time as a Japanese company and incorporated a local subsidiary.

AEON Fantasy Co., Ltd., engages in the amusement business and has made efforts at joint opening eating and drinking establishments aiming at a multi-functional complexs toward establishment of a unique business category of "Indoor Amusement Park," and recorded an increase in revenue and income.

(2) Changes in Consolidated Business Results and Status of Property

(Translation Omitted)

(3) Changes in Business Results and Status of Property of AEON Co., Ltd.

(Translation Omitted)

Status of Drugstore Business

"AEON Welcia Stores," the largest alliance in the drugstore industry is promoting expansion of network, aiming at build-up of a first national chain of drugstores in Japan. In May 2002, Drug Terashima Co., Ltd. and in September 2002, Iino Co., Ltd. joined the alliance. As a result, annual sales exceeded ¥600 billion with 1,900 stores of 13 companies, including AEON Co., Ltd.

"Welcia" brand products, which ware independently developed, now hold more than 180 items, including medicines and sanitary goods. We also started in September the sale of "Happy Face," specialty brand for AEON Welcia Stores, which were jointly developed with FT Shiseido Co., Ltd. We will accelerate joint development of our own brand and promote cost reductions through a unified stock-up and purchase to pursue a maximum synergizing effect of the group.

Closures and Consolidation of Businesses

In the current period, we also promoted closures and consolidation of businesses for concentration of business resources. We dissolved Liz Japan Co., Ltd., a joint venture with Liz Claiborne, Inc., an apparel specialty store of the United States, which has deployed stores mainly in department stores. We will concentrate our business resources in EMMAJAMES business, which will be deployed in the stores of JUSCO under licensing agreement. Horticulture and gardening business of Sun Sun Land Co., Ltd., one of our subsidiaries, was integrated in the Company and is being deployed at our company shops. We transferred the shares of JUSPHOTO Co., Ltd. of photo service industry to Fuji Color Holdings Co., Ltd. and the shares of Revman Industries, Inc. to Kaltex (Grupo Kaltex S.A. de C.V) of Mexico.

About Support to MYCAL, Company under reorganizing proceedings

MYCAL CORPORATION, a company under reorganizing proceedings, to which AEON gives support for its rehabilitation, decided to close down 29 stores and is making efforts to reform its profit earning structure through such measures as reduction of land rents and buildings and measures for open floor leasing space. It has also promoted efforts at reinforcement of sales capacity by conducting renewal of eight stores and introducing 52 week merchandizing, holding a Tuesday Bargain Market and introduction of TOPVALU, etc. All employees are making their best efforts at rehabilitation of the company to promote measures for open and transparent management, by holding a "Monthly Meeting" at each store, where explanation of the status of the company to employees and collection of opinions on the store front are carried out.

It has been determined that AEON will also support MYCAL KYUSHU CORPORATION, another subsidiary under reorganizing proceedings of MYCAL CORPORATION.

(Translation Omitted)

2. Tasks to be Coped with

(1) "Corporate Governance Reform" and "Group Management Reform"

(Translation Omitted)

(2) Reinforcement of Financial Structure

(Translation Omitted)

(3) Cost Structure Reform

(Translation Omitted)

3. Environmental Preservation and Social Contribution Activities

(Translation Omitted)

4. Outline of AEON Co., Ltd. (As of February 20, 2003)

(1) Major Business Line

Mainly engaged in retail of clothing, foods and housing and leisure related goods and also engaged in wholesale of goods and lease of stores to subsidiaries, etc.

(2) Head Office and Number of Stores by Prefecture

Head Office: 1-5-1 Nakase, Mihama-ku, Chiba-shi

Stores: 365 stores are operating in Tokyo, Hokkaido, Osaka, Kyoto and other 35 Prefectures.

(Translation Omitted)

(3) Status of Shares

①Total number of shares to be issued by the Company: 600,000,000 shares

②Total number of outstanding shares: 333,274,674 shares

③Number of shares issued by conversion of convertible bonds in the current period 2,104,612 shares

④Number of shareholders in the current period: 19,780 persons

(Note) As of June 11, 2002, number of shares per unit was lowered to 100 shares from 1,000 shares.

⑤Large Shareholders (Top 10)

(Translation Omitted)

⑥Acquisition, disposition and holding of treasury stocks

i. Acquired shares

Acquisition by purchase of shares less than a unit

Common stocks 83,766 shares

Total amount of acquisition price ¥256,936 thousand

ii. Shareholding at the end of current period

Common stocks 245,186 shares

(Note) There ware no treasury stocks of which disposition and invalidation procedure was made in the current period.

(4) Directors and Auditors

(Translation Omitted)

(5) Status of Employees

(Translation Omitted)

(6) Major Borrowing Customers

(Translation Omitted)

(7) Status of Corporate Consolidation

①Major Subsidiaries

(Translation Omitted)

②Other Major Affiliated Companies

(Translation Omitted)

May 15, 2003

AEON Co., Ltd.

Chairman & Representative Director: Toshitoki Tokiwa

1-5-1 Nakase, Mihama-ku, Chiba-shi

Notice of Resolutions of the 78th General Meeting of Shareholders

Dear Shareholders,

You are hereby notified that the following matters were reported and resolved upon at the 78th Ordinary General Meeting of Stockholders held today.

Matters Reported:

Report on the balance sheet as of February 20, 2003 and the business report and the statement of income for the 78th fiscal year (from February 21, 2001 to February 20, 2003)
The contents of the above financial statements were reported.

Matters Resolved:

Proposition No. 1: Approval of Appropriation of Retained Earnings in the 78th Term

This proposal was approved and resolved as originally proposed.

Proposition No. 2: Partial Amendment of Articles of Incorporation

This proposal was approved and resolved as originally proposed.

Proposition No. 3: Appointment of eight (8) directors

This proposal was approved and resolved as originally proposed.

Proposition No. 4: Presenting retirement bonuses to retiring directors and auditors

This proposal was approved and resolved as originally proposed.

Proposition No. 5: Termination of payment in connection with abolition of retirement

bonus to retiring officer scheme

This proposal was approved and resolved as originally proposed.

- End -

[Translation Omitted]

April 16, 2004

AEON Co., Ltd.

Chairman & Representative Director: Toshitoki Tokiwa

1-5-1 Nakase, Mihama-ku, Chiba-shi

Notice of Convening the 79th General Meeting of Shareholders

Dear Shareholders,

We hope you are well.

As we hold the 79th General Meeting of Shareholders as follows, we hereby notify you and request that you attend the meeting.

If you plan to attend the meeting on the designated date, please present to the reception the voting certificate enclosed herein. If you are absent on that day, please return the form of voting certificate enclosed after entering for or against and sealing, with reference to the information of exercising voting rights below or exercise your voting right on the web site (http://www.web54.net) by May 16, 2004.

Sincerely,

1. Date and Hour 10:00 a.m., May 19 (Wed..) 2003
2. Place 1-5-1 Nakase, Mihama-ku, Chiba-shi
   AEON Tower (Head Office) Annex 3F. Multi-Purpose Hall
3. Objects of Meeting

Reports: Balance sheet as of February 20, 2004 and business report and report of income statement in the 79th Term (From February 21, 2003 to February 20, 2004)

Resolutions:

Proposition No. 1: Partial Amendment of Articles of Incorporation

Summary of proposition is as set forth on page 30 through 32, "References for exercising your voting right."

Proposition No. 2: Appointment of eight (8) directors

When you exercise your voting right on the web site, please input for or against following

the instructions on the screen, using the code for voting rights and provisional password, printed on the form of the voting certificate.


RECEIVED
2004 AUG -9 A 9:45
FICE OF INTERNATIONAL
CORPORATE FINANCE

Appendix

Business Report

(From February 21, 2003 to February 20, 2004)

1. Outline of Business

The business environment of the retail industry has undergone a drastic change to an age of free competition, including foreign capital, as a result of globalization and deregulation. Under such circumstances, the Company has improved transparency and objectivity of management by transforming to a company establishing committees as well as focusing on business reorganization in terms of reinforcement of group management.

With respect to MYCAL CORPORATION and MYCAL KYUSHU CORPORATION, to which we have been supporting their rehabilitation, as of November 29, 2003, there has been a capital decrease and increase on the basis of approval of a reorganization plan as of September 30, 2003 and we have made them our subsidiaries. In this connection, in November 2003, we agreed with Posful Co., Ltd. on a business and capital tie-up.

In June 2003, we agreed on a business and capital tie-up with Kasumi Co., Ltd., which has a strong base in a Kitakanto area, toward building up a national supermarket (SM) chain. We acquired the shares of Max Value Hokkaido Co., Ltd. and Max Value Chubu Co., Ltd., both of which are affiliated companies to which the equity method applies, through TOB, and made them our subsidiaries as of February 20, 2003 and June 6, 2003 respectively. Further, in order to strengthen our business base in Kyushu, we merged three subsidiaries, Max Value Kyushu Co., Ltd., Nishi-Kyushu Well Mart Co., Ltd. and Hallow Co., Ltd. as of November 21, 2003.

In the super center business, which will be the core business of the next generation, as of September 1, 2003, Kyushu JUSCO CORPORATION and Homewide Co., Ltd. were merged and the trade name was changed to AEON Kyushu Co., Ltd. to formulate an organization for full-scale development of a super center. In August 2003, we made a business and capital tie-up with Sunday Co., Ltd. to establish an organization for accelerating the opening of stores in the Tohoku area.

Regarding consolidated business results in the current period, consolidated operating revenue of the Company and 129 consolidated subsidiaries was ¥3,546,215 million (114.9% over the previous period), and consolidated operating income was ¥132,212 million (100.0% y/y) as the developer business and service business firmly progressed, while the general retail business increased in revenues but decreased in profits because sales of seasonal goods were sluggish due to a cold summer and warm winter and a decrease in the gross profit rate to respond to severer competition, mainly in the food section. Consolidated ordinary income, adding 28 affiliated companies to which the equity method applies, was ¥131,354 million (103.1% y/y) and consolidated net income was ¥55,316 million (107.9% y/y), both of which were two consecutive record high profits.

Changes in Consolidated Business Results and Status of Property

(Translation Omitted)

(1) State of Business by Segment

①General Retail Business

[General Merchandise Store (GMS) Business]

Each company in GMS has steadily promoted the scrap and build method of stores, responding to changes in the environment on the basis of an active growth strategy as well as promoting transformation to an everyday low price (EDLP) policy and everyday low cost (EDLC) structure, which supports the former.

In the current period, AEON Co., Ltd. and AEON KYUSHU Co., Ltd. opened 14 GMSs in total and actively made efforts at extending operation hours. We also focused on new highly specialized shops, such as Kids Republic, Digital World and Delica World. We further promoted working style reforms and concentration of back office work of stores to improve productivity. But we were unable to cover the impact of unseasonable weather and stiffer competition as stated above, as relates to the business results of AEON Co., Ltd. in the current period. We recorded an increase in revenue but a decrease in profit as follows: operating revenue was ¥1,764,365 million (103.7% over the previous period), operating income was ¥24,017 million (74.5% y/y),

ordinary income was ¥27,593 million (81.5% y/y) and net income recorded ¥15,795 million (92.4% y/y).

MYCAL CORPORATION has steadily been recovering its sales capacity, and operating income of ¥3,700 million and ordinary income of ¥3,900 million in the 4th quarter were reflected in the consolidated results of AEON.

As for overseas, JAYA JUSCO STORES in Malaysia now owns 11 stores after opening two stores and made efforts for further growth toward its 20th anniversary in 2004.

In China, Quingdao AEON Dongtai has progressed firmly and Guangdong Jusco Team Stores, a subsidiary of AEON Stores Hong Kong opened its the fifth store. We will improve our organization toward formulation of dominance in South China region. Taiwan AEON opened its 1st store in June 2003.

[SM Business, etc.]

In the current period, the totals of each company in the SM business consisted of 44 stores openings and 30 stores closings, which resulted in 579 stores in total. Among each SM business company, we made efforts for exchange of best practices and improvements of a common infrastructure. Max Value Chubu Co., Ltd. has actively promoted efforts for local production and consumption and Max Value Tokai Co., Ltd. secured an increase in revenue and income and Max Value Kyushu Co., Ltd. turned to black in the second year of incorporation.

MINISTOP Co., Ltd. opened 141 stores and closed 108 stores to promote a scrap and build method of stores. While revenue increased, income decreased due to a decrease in the sales ratio of development products and impact of unseasonable weather. In this connection, in Korea, we acquired 76% of the shares of a public logistics corporation to deploy MINISTOP stores and it became one of our consolidated subsidiaries.

②Specialty Shop Business

The total of specialty shops in the current period, increased by 81 shops from the previous period to 2,666 shops.

TALBOT (THE TALBOTS, INC.) recorded a decrease in profits due to the delay

in the full-scale recovery of the US economy until the second half, but we opened 96 stores, including the start of shop deployment of TALBOT MEN'S, and operating income increased by 1.8% from the previous period on a local currency basis.

Cox Co., Ltd. and Bluegrass Co., Ltd. recorded increases in profit by reinforcing profit earning capacity through closure of unprofitable stores and stricter inventory controls. Mega Sports Co., Ltd., which deploys "the Sports Authority" shops in Japan, achieved an increase in revenue and income by promoting a response to fashion trends such as shop composition of sport casual goods by brand in addition to previous shops by sport category.

③Developer Business

In the current period, we opened 15 large shopping centers (SC) in Japan as a whole group and space of commercial facilities increased by 480,000 ㎡ to about 7,000,000 ㎡. Increased space in the current period was equal to about 40% of the total space of commercial facilities opened in Japan.

AEON Mall Co., Ltd., which was listed in the 1st Section of the Tokyo Stock Exchange in the previous period, opened suburban type SC in Morioka-shi (Iwate Prefecture) and Ohta-shi (Gunma Prefecture), which now holds 16 SCs and commercial facility space increased by 100,000 ㎡ to 850,000 ㎡. We also focused on renewal of existing SCs, including introduction of cinema complex and closure and consolidation of tenants, and secured a large increase in revenue and income.

④Service Business

In the current period, total of each service business company recorded the highest growth among segments with operating revenue of ¥501,962 million (105.3% over the previous year) and operating income of ¥45,792 million (119.7% y/y).

AEON Credit Service Co., Ltd. issued eight tie-up cards with companies within the group and outside, including Kasumi Co., Ltd. and the total number of card members increased by 800,000 from the previous period to 12,100,000. It also achieved a large increase in revenue and income due to active efforts, represented by the improvement of a card working ratio through joint planning with group

companies, such as One-Day Passport.

AEON Fantasy Co., Ltd., in the amusement business, was listed in the 2nd Section of the Tokyo Stock Exchange as of November 20, 2003. ZWEI Co., Ltd., a bridal information service company, CERTO Co., Ltd., deploying business supply and vending business and AEON TECHNO SERVICE Co., Ltd. recorded an increase in revenue and income.

Status of Business by Segment

(Translation Omitted)

(2) Environmental Preservation and Social Contribution Activities

(Translation Omitted)

2. Tasks to be coped with

(Translation Omitted)

(1) Formulation of Supply Chain on a global standard

(Translation Omitted)

(2) Realization of Best Local

(Translation Omitted)

(3) Innovation of Store Category

(Translation Omitted)

3. Summary of Consolidated Financial Statements

(Translation Omitted)

4. Outline of AEON Co., Ltd. (As of February 20, 2004)

(1) Changes in Business Results and Status of Property

(Translation Omitted)

(2) Status of Sales by Product Segment

(Translation Omitted)

(3) Major Business Line

Mainly engaged in retail of clothing, foods and housing and leisure related goods and also engaged in wholesale of goods and lease of stores to subsidiaries, etc.

(4) Head Office and Number of Stores by Prefecture

Head Office: 1-5-1 Nakase, Mihama-ku, Chiba-shi

Stores: 364 stores are operating in Tokyo, Hokkaido, Osaka, Kyoto and other 34 Prefectures.

(Translation Omitted)

(5) Status of Financing and Capital Investment

Total amount of capital investment in opening of new stores and renewal of stores was ¥58,300 million and this was financed from our own funds.

(Translation Omitted)

①Total number of shares to be issued by the Company: 600,000,000 shares

②Total number of outstanding shares: 333,274,674 shares

③Number of shares per unit 100 shares

④Number of shareholders in the current period: 19,780 persons

⑤Large Shareholders (Top 10)

(Translation Omitted)

⑥Aquisition, disposition and holding of treasury stocks

i. Acquired shares

Common stocks	9,153 shares
Total amount of acquisition price	¥27,877 thousand

ii. Disposed shares

Common stocks	880 shares
Total amount of disposed price	¥2,377 thousand

iii. Shareholding at the end of current period

Common stocks	245,186 shares

(Translation Omitted)

(7) Status of Directors and Operating Officers

① Directors

(Translation Omitted)

②Operating Officers

(Translation Omitted)

(8) Policy for Determination of Details of Individual Compensation for Directors and

Operating Officers

①Individual compensation for directors and operating officers shall be highly transparent, taking into consideration fairness and efficiency, as they strongly motivate performance of management strategy and are interlocked with business results.

②Individual compensation shall be comprised of "basic compensation" and "performance compensation for operating officers."

i. "Basic compensation" is the compensation paid monthly to directors and operating officers and shall be set out within a standard amount determined by position for individuals.

ii. "Performance compensation for operating officers" is the compensation to be paid to operating officers after the closing of accounting period on the basis of annual performance, which shall be the total of "compensation by the performance of the whole company" and "compensation by individual performance."

a. "Compensation by the performance of the whole company" shall be calculated by coefficient based on the achievement ratio of company performance to the standard amount by position.

b. "Compensation by individual performance" shall be calculated by coefficient based on the individual evaluation to the standard amount by position.

③To the directors who concurrently assume the post of operating officers (including business of subsidiaries), compensation for directors shall not be paid.

(9) Compensation paid to Directors, Operating Officers and Auditors and Other Amount of Proprietary Benefit which is Consideration of Performance of Duties

①From February 21, 2003 to May 15, 2003 (Unit: millions of yen)

(Translation Omitted)

(10) Outline of Resolution of Board of Directors concerning the Matters necessary for Performance of Duties of Audit Committee

①Internal audit function shall assist duties of the audit committee and transfer of personnel if the internal audit function requires the consent of the audit committee.

②Details of communication under the internal communication system applicable to all the employees of the group shall be reported to the audit committee.

③Every secretariat must prepare minutes of proceedings and retain them.

④Person in charge of risk management shall be assigned and the person shall formulate a risk management system under AEON Executive Committee (top management committee) and internal audit function shall monitor its management.

(11) Status of Employees

(Translation Omitted)

(12) Major Borrowing Customers

(Translation Omitted)

(13) Status of Corporate Consolidation

①Major Subsidiaries

(Translation Omitted)

③Other Major Affiliated Companies

(Translation Omitted)

[Material Facts concerning the Status of the Company arising after the Closing of Accounts]

AEON Welfare Pension Fund, established by the Company and major domestic subsidiaries, sent back the past substituted portion of Welfare Pension Fund as of March 31, 2004, based on the resolution of AEON Welfare Pension Fund Representatives Meeting, held March 11, 2004. It applied for approval of Minister of Health, Labor and Welfare for transforming the portion other than the substitution to defined benefit corporate pension fund, and part of reserved funds of corporate pension fund to defined contribution pension plan.

In this connection, the Company expects to appropriate special losses of about ¥5,200 million in the next business year.

(Translation Omitted)

May 19, 2004

AEON Co., Ltd.
Chairman & Representative Director: Motoya Okada
1-5-1 Nakase, Mihama-ku, Chiba-shi

Notice of Resolutions of the 79th General Meeting of Shareholders

Dear Shareholders,

You are hereby notified that the following matters were reported and resolved upon at the 79th Ordinary General Meeting of Stockholders held today.

Matters Reported:

Report on the balance sheet as of February 20, 2004 and the business report and the statement of income for the 79th fiscal year (from February 21, 2003 to February 20, 2004)
The contents of the above financial statements were reported.

Matters Resolved:

Proposition No. 1: Partial Amendment of Articles of Incorporation

This proposal was approved and resolved as originally proposed.

Proposition No. 2: Appointment of eight (8) directors

This proposal was approved and resolved as originally proposed.

- End -

NEWS RELEASE
February 21, 2003
AEON Co., Ltd.
Securities Code: 8267

On Organizational Reform and Internal Transfer

The Company will carry out organizational reform and internal transfer as follows and we hereby announce it.

1. Organizational Reform (As of February 21)

[Organization under the post in charge of Sales Department]

(Translation Omitted)

[Organization under the post in charge of Product Department]

(Translation Omitted)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

NEWS RELEASE
April 3, 2003
Company Name: AEON Co., Ltd.
Name of Representative: President & Director Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

On Transition to Company establishing Committees

The Company decided, by a resolution of the Board of Directors, held this day, to make the transition to a "company establishing committees," which became possible for us to select as a result of the revised Commercial Code, enforced as of April 1, 2003, after the approval of the General Meeting of Shareholders to be held on May 15, 2003 has been obtained.

(Translation Omitted)

1. Directors and Operating Officers

(1) Number of Directors and Composition

Number of Directors shall be eight (8), for the purpose of securing sufficient discussions by the Board of Directors, and to assure the transparency of management, the Board shall be composed of four (4) outside directors and four (4) inside directors.

(2) Invitation of Outside Directors

We will invite people with great insight and rich experience in management, finance and compliance, etc., as outside directors and ask them to supervise management operation objectively from an independent position.

(3) Serving concurrently as Director and Operating Officer

Four inside Directors shall concurrently be appointed as Operating Officers who will supervise the whole group, including Representative Operating Officer to secure effective discussions by the Board.

(4) Chairperson of the Board

In order to keep balance between the authorities and to increase effectiveness of the

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

Board as a supervising body, Chairperson of the Board shall be separated from President & Representative Operating Officer.

(5) Audit Committee, Nomination Committee and Compensation Committee

With respect to all of Audit Committee, Nomination Committee and Compensation Committee, majority shall be comprised of outside directors to make the committees fully independent of management operation and with three committees keeping close coordination with the Board, they will reinforce the supervising function of the Board.

"Audit Committee"

It is composed of three outside directors to keep maximum independence. To increase effectiveness, it will also strengthen coordination with audit corporations and internal audit function of operation.

"Nomination Committee" and "Compensation Committee"

Both shall be composed of two (2) outside directors and one (1) inside director and the chairperson shall be an outside director. Inside director shall be President & Representative Operating Officer to assure effectiveness and tense relations by President assuming direct accountability to the outside directors.

(6) Operating Officer

By a resolution of the Board of Directors, Operating Officers shall be appointed and assigned from among the responsible person for business and function. Operating Officers shall, as in the case of previous officers, dedicate themselves to operation based on the responsibilities and authorities entrusted and delegated by the Board and increase the speed of management and assume responsibility for achievement of results.

On the other hand, through strict supervision by the Directors who hold the right to determine compensation and appoint and remove Operating Officers, responsibilities of Operating Officers for operation and results shall be futher clarified.

2. Our Own Advisory Committee

(1) "Customer" Advisory Committee

(Translation Omitted)

(2) "Dream-inspiring Future" Advisory Committee

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061   Fax 043-212-6804
Website:http://www.aeongroup.net

(Translation Omitted)

(3) "Management" Advisory Committee

(Translation Omitted)

3. Retiring Directors and Auditors

(Translation Omitted)

4. Brief Resume of New Directors

(Translation Omitted)

5. Brief Resume of New Operating Officers (excluding current Directors)

(Translation Omitted)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

April 7, 2003

Brief Statement of Annual Financial Results for the Fiscal Year ended February 2003

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange
The First Section of Osaka Securities Exchange
The First Section of Nagoya Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.info

Representative: Motoya Okada, President and Representative Director

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account: April 7, 2003

US GAAP: Not applicable

1. Consolidated Earnings of Fiscal Year ended February 2003 (February 21, 2002~February 20, 2003)

(1) Consolidated Operating Result (Less then 1 million yen is rounded down)

	Net Sales	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended February 2003	3,086,504 (5.2)	132,172 (10.9)	127,431 (11.0)
Fiscal Year ended February 2002	2,934,592 (7.2)	119,222 (29.5)	114,759 (31.3)

	Net Income		Net Income per Share	Net Income per Share after adjustment of potential shares	ROE	ROA (Recurring Profit Basis)	Recurring Profit Ratio of Net Sales
	Millions of yen	(%)	Yen	Yen	%	%	%
Fiscal Year ended February 2003	51,257	–	154.86	153.89	12.6	6.4	4.1
Fiscal Year ended February 2002	△16,139	–	△48.74	–	△4.1	5.9	3.9

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit and Loss:

Fiscal Year ended February 2003 △888 (millions of yen)

Fiscal Year ended February 2002 △411 (millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):

Fiscal Year ended February 2003 330,988,585 shares

Fiscal Year ended February 2002 331,117,827 shares

Note 3 Amendment to Accounting Method: applicable

Note 4 The percentage indications of Net Sales, Operating Income, Recurring Profit and Net Income show the rate change compared to previous period.

(2) Consolidated Financial Condition

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2003	2,013,067	426,359	21.2	1,280.24
Fiscal Year ended February 2002	1,967,599	384,900	19.6	1,162.81

Note Number of shares outstanding on term end (consolidated):

Fiscal Year ended February 2003 333,029,488 shares

Fiscal Year ended February 2002 331,008,642 shares

(3) Conditions of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended February 2003	124,396	△82,062	△37,856	96,793
Fiscal Year ended February 2002	77,465	△116,882	25,624	94,884

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 111

Equity Method Affiliates: 29

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 13

Excluded Consolidated Subsidiaries: 11

New Equity Method Affiliates: 4

Excluded Equity Method Affiliates: 7

2. Forecast of Consolidated Earnings Fiscal Year ending February 2004 (February 21, 2003~February 20, 2004)

	Net Sales	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year	1,590,000	59,000	57,500	18,500
Whole Fiscal Year	3,300,000	143,000	137,000	51,500

[Footnotes: Translation Omitted]

(Attachment)

Status of Business Group



<<GENERAL MERCHANDISE STORE >>
(GMS)
Consolidated Subsidiaries
ÆON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
JUSCO STORES (HONG KONG) CO. LTD.
JAYA JUSCO STORES BHD.
+5 others
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Nishinihon Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Hokkaido Co., Ltd.
+7 others
Equity-Method Affiliates
Maxvalu Chubu Co., Ltd.
+ 1 other
(GMS)
ÆON Co., Ltd.
(A company that files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
Equity-Method Affiliates
JR Shikoku MS Network Co., Ltd.
Supply of merchandise
Supply of merchandise
(Other Retail Stores)
Consolidated Subsidiaries
Tachibana Department Store Co., Ltd. (Department Store)
+2 others
Equity-Method Affiliates
Homewide Co., Ltd. (Homecenter)
+ 1 other
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
ÆON Forest Co., Ltd.
+20 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
TakaQ Co., Ltd
Drug 11 Co., Ltd.
+ 6 others
<<Development Operations>>
A company that files the consolidated financial statement
ÆON Co., Ltd.
Consolidated Subsidiaries
ÆON Mall Co., Ltd.
+18 others
Equity-Method Affiliates
Diamond City Co., Ltd.
+ 8 others
<<Service and Other Operations>>
Consolidated Subsidiaries
ÆON Credit Service Co., Ltd.
ÆON Credit Service (Asia) Co., Ltd.
ÆON Thana Sinsap (Thailand) Co., Ltd. (Finance)
ÆON Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
ÆON Techno Service Co., Ltd. (Maintenance)
Aic Co., Ltd. (Import and Export and Wholesale trade)
+35 others
Equity-Method Affiliates total 5

[Footnotes: Translation Omitted]

Management Policy

1. Basic Management Policy
[Translation Omitted]

2. Basic Policy related to Profit Dividend
[Translation Omitted]

3. Concepts and Policies related to the Reduction of the Investment Unit
[Translation Omitted]

4. Medium and Long Term Management Strategy
[Translation Omitted]

① Promotion of New Growth Strategy
[Translation Omitted]

② Establishment of Group Financial Ground
[Translation Omitted]

③ Creation of New Group Structure
[Translation Omitted]

5. Basic Concepts related to Corporate Governance and its Status of the Implementation of Measures
[Translation Omitted]

Operating Results and Financial Conditions

1. Operating Results

(1) Outline of Current Period

① Status of General Performance
[Translation Omitted]

② Status of Segments by Types of Business
[Translation Omitted]

(2) New Efforts of Current Period

【Development of Strategic Distribution Network】
[Translation Omitted]

【Expansion of Æon Welcia Stores】
[Translation Omitted]

【Consolidation of Business】
[Translation Omitted]

【Reform of Retirement Allowance/Pension System】
[Translation Omitted]

(3) Assistance to Mycal, corporation being under reorganization

[Translation Omitted]

(4) Environmental Conservation/Social Action Program

[Translation Omitted]

(5) Prospect of Next Period

[Translation Omitted]

① Corporate Governance Reform and Group Management Reform

[Translation Omitted]

② Enhancement of Financial Characteristics

[Translation Omitted]

③ Growth Strategy of General Merchandise Store

(Enhancement of Competitive Strength due to Cost Structural Reform)

[Translation Omitted]

(Development of New Growth Business)

[Translation Omitted]

2. Financial Conditions

[Translation Omitted]

CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	This Consolidated Fiscal Year (February 20, 2003)			Previous Consolidated Fiscal Year (February 20, 2002)			Increase and Decrease (( ) shows Decrease)
	Amount		Ratio	Amount		Ratio	
(Assets)			%			%	
I Current Assets							
1 Cash on hand and in bank		103,224			105,666		(2,442)
2 Notes receivable and accounts receivable		178,362			147,839		30,523
3 Securities		9,155			6,120		3,034
4 Merchandise inventories		209,021			212,010		(2,989)
5 Deferred tax assets		12,663			9,938		2,725
6 Financial loan		266,312			252,033		14,278
7 Others		65,524			59,407		6,117
Allowance for doubtful accounts		(12,985)			(9,914)		(3,071)
Total Current Assets		831,279	41.3		783,102	39.8	48,177
II Fixed Assets							
(1) Tangible Fixed Assets							
1 Buildings and structures	867,133			817,850			
Accumulated depreciation	391,719	475,414		351,795	466,054		9,359
2 Furniture and fixtures	195,685			187,377			
Accumulated depreciation	128,070	67,614		119,191	68,186		(572)
3 Land		184,159			180,636		3,523
4 Construction in progress		6,111			6,373		(261)
5 Others	1,120			3,221			
Accumulated depreciation	723	396		2,137	1,084		(687)
Total tangible fixed assets		733,697	36.4		722,335	36.7	11,362
(2) Intangible Fixed Assets		50,279	2.5		46,547	2.4	3,732
(3) Investments and other assets							
1 Investment securities		80,544			66,701		13,843
2 Deferred tax assets		35,229			38,492		(3,262)
3 Guaranty money deposits		260,655			277,430		(16,775)
4 Temporary account for lease		1,997			7,011		(5,013)
5 Others		41,390			39,608		1,781
Allowance for doubtful accounts		(22,010)			(13,843)		(8,166)
Total investment and other assets		397,807	19.8		415,400	21.1	(17,592)
Total fixed assets		1,181,784	58.7		1,184,282	60.2	(2,497)
III Deferred Assets		2	0.0		213	0.0	(211)
Total of Assets		2,013,067	100.0		1,967,599	100.0	45,468

Item	This Consolidated Fiscal Year (February 20, 2003) Amount		Ratio	Previous Consolidated Fiscal Year (February 20, 2002) Amount		Ratio	Increase and Decrease (( ) shows Decrease)
(Liabilities)			%			%	
I Current Liabilities							
1 Notes and accounts		334,134			313,686		20,448
2 Short-term borrowings		82,779			127,370		(44,590)
3 Current position of long-term debt		94,593			74,051		20,542
4 Current position of convertible bonds		-			4,537		(4,537)
5 Commercial paper		41,000			49,000		(8,000)
6 Income tax payable		29,046			14,023		15,023
7 Reserves for remuneration		7,618			7,891		(273)
8 Note payable for properties		33,315			22,646		10,669
9 Provision for store closing expenses		4,440			-		4,440
10 Others		142,377			137,338		5,039
Total current liabilities		769,307	38.2		750,545	38.2	18,761
II Fixed Liabilities							
1 Bonds		127,760			110,000		17,760
2 Long-term debt		350,146			367,642		(17,496)
3 Deferred tax liabilities		6,716			7,247		(530)
4 Reserves for retirement grants		30,698			63,709		(33,011)
5 Reserves for retirement grants for retiring Directors and Corporate Auditors		2,167			1,879		287
6 Provision for store closing expenses		3,818			-		3,818
7 Provision for contingent liabilities		1,297			-		1,297
8 Deposits on contract		137,396			133,079		4,316
9 Negative goodwill		1,652			2,265		(612)
10 Others		4,210			5,435		(1,224)
Total Fixed Liabilities		665,862	33.1		691,258	35.1	(25,395)
Total of Liabilities		1,435,169	71.3		1,441,803	73.3	(6,633)
(Minority Interests)							
Minority Interests		151,537	7.5		140,894	7.1	10,643
(Equity)							
I Common stock		51,296	2.5				51,296
II Capital surplus		117,235	5.8				117,235
III Retained earnings		252,043	12.5				252,043
IV Unrealized gain on available-for-sale securities		3,360	0.2				3,360
V Foreign currency translation adjustments		3,085	0.2				3,085
VI Treasury stock		(662)	0.0				(662)
Total of equity		426,359	21.2				426,359
I Common stock					49,042	2.5	(49,042)
II Additional paid-in capital					114,983	5.8	(114,983)
III Surplus from consolidation					208,993	10.6	(208,993)
IV Variance of the estimate of other securities					2,898	0.2	(2,898)
V Foreign currency translation adjustments					9,387	0.5	(9,387)
VI Treasury Shares					(405)	0.0	405
Total of equity					384,900	19.6	(384,900)
Total of Liabilities, Minority Interests and Equity		2,013,067	100.0		1,967,599	100.0	45,468

CONSOLIDATED PROFIT AND LOSS STATEMENT

(unit: millions of yen)

Item	This Consolidated Fiscal Year [February 21, 2002 – February 20, 2003] Amount		Ratio	Previous Consolidated Fiscal Year [February 21, 2001 – February 20, 2002] Amount		Ratio	Increase and Decrease (( ) shows Decrease)
			%			%	
I Net sales		2,853,795	100.0		2,726,908	100.0	126,886
II Cost of sales		2,029,594	71.1		1,936,404	71.0	93,190
Gross profit on sales		824,200	28.9		790,503	29.0	33,696
III Rental and other revenues		232,709	8.1		207,683	7.6	25,025
Gross profit		1,056,909	37.0		998,187	36.6	58,721
IV Selling, general and administrative expenses							
1 Advertiseing expenses	63,374			62,331			
2 Provision for allowance for doubtful accounts	13,590			12,938			
3 Salaries	327,222			308,237			
4 Provision for reserve for retirement grants	7,618			7,891			
5 Statutory wellfare expenses	49,419			46,638			
6 Utilities cost	46,859			45,637			
7 Allowance for depreciation	70,250			68,369			
8 Maintenance cost	50,762			47,904			
9 Rent	133,549			126,984			
10 Others	162,091	924,737	32.4	152,030	878,965	32.2	45,772
Operating income		132,172	4.6		119,222	4.4	12,949
V Non-operating income							
1 Interest and dividends income	1,694			1,525			
2 Provision for consolidation adjustment	988			2,231			
3 Foreign exchange gain (loss)	-			1,389			
4 Penalties from tenants	1,242			1,254			
5 Insurance paid	925			-			
6 Others	3,877	8,728	0.3	4,905	11,305	0.4	(2,577)
VI Non-operating expenses							
1 Interest expense	8,317			9,629			
2 Provision for allowance for doubtful accounts	-			1,984			
3 Investment loss from equity method	888			411			
4 Others	4,263	13,469	0.4	3,742	15,768	0.6	(2,299)
Recurring profit		127,431	4.5		114,759	4.2	12,671
VII Special profit							
1 Gain on sale of fixed assets	1,647			2,096			
2 Gain on sale of investment securities	6,628			3,615			
3 Gain on exemption from future pension obligations of the governmental program	35,900			-			
4 Others	1,876	46,053	1.6	2,132	7,843	0.3	38,209
VIII Special loss							
1 Charge for transitional obligation	-			68,049			
2 Loss from retirement of fixed assets	6,239			13,309			
3 Provision for allowance for doubtful accounts	8,254			-			
4 Appraisal loss from investment securities	1,532			6,997			
5 Loss from store closing	2,357			2,686			
6 Provision for provision for store closing expenses	7,997			-			
7 Write-off cost for fixed assets	9,330			-			
8 Others	14,387	50,099	1.8	25,318	116,361	4.3	(66,262)
Income before income taxes and minority interests		123,385	4.3		6,241	0.2	117,143
Current income tax	48,627			35,369			
Deffered income tax	1,992	50,620	1.8	(30,926)	4,442	0.2	46,177
Minority interests in net income		21,507	0.7		17,938	0.6	3,569
Net income (loss)		51,257	1.8		(16,139)	(0.6)	67,397

STATEMENT OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Consolidated Fiscal Year [Feburuary 21, 2002 Feburuary 20, 2003]		Previous Consolidated Fiscal Year [Feburuary 21, 2001 Feburuary 20, 2002]	
	Amount		Amount	
(Capital surplus)				
I Initial balance of capital surplus				
Initial balance of capital reserve		114,983		
II Increase in capital surplus				
Increase arising from conversion of convertible bonds		2,251		
III Closing Balance of capital surplus		117,235		
(Retained earnings)				
I Initial Balance of retained earnings				
Initial Balance of retained earnings (consolidation earnings)		208,993		
II Increase in retained earnings				
Net Income	51,257	51,257		
III Decrease in retained earnings				
1 Dividends	7,282			
2 Bonus to directors and corporate auditors	297			
3 Decrease arising from application of US GAAP	627	8,207		
IV Closing balance of retained earnings		252,043		
I Initial Balance of retained earnings (consolidation earnings)				232,821
II Decrease in retained earnings (consolidation earnings)				
1 Dividends			7,285	
2 Bonus to directors and corporate auditors			320	
3 Decrease arising from application of US GAAP			83	7,689
III Net Income (loss)				(16,139)
IV Closing balance of retained earnings (consolidation earnings)				208,993

STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	This Consolidated Fiscal Year (February 21, 2002 – February 20, 2003) Amount	Previous Consolidated Fiscal Year (February 21, 2001 – February 20, 2002) Amount	Increase and Decrease
I Cash Flow from Operating Activities			
Income before income taxes and minority interests	123,385	6,241	117,143
Depreciation expenses	72,975	70,710	2,265
Amortization of fixed assets	9,330	-	9,330
Amortization of consolidation adjustment	(988)	(2,231)	1,242
Increase in allowance for doubtful accounts	11,284	8,829	2,455
Decrease in reserves for bonus	(295)	(607)	312
Increase (decrease) in employees retirement benefit	(35,515)	57,315	(92,830)
Increase in provision for store closing expenses	8,259	-	8,259
Increase in provision for contingent liabilities	1,297	-	1,297
Interest and dividend receivable	(1,694)	(1,525)	(169)
Interest paid	8,317	9,629	(1,312)
Foreign exchange gain (loss)	540	(840)	1,381
Gain (loss) on equity-method investment	888	411	477
Gain (loss) on sale of fixed assets	(1,647)	(2,096)	448
Gain (loss) on retirement of fixed assets	7,125	15,265	(8,140)
Appraisal gain (loss) on fixed assets	2,885	4,051	(1,166)
Capital gain (loss) on sale of securities and investment secu	(6,554)	(3,341)	(3,212)
Appraisal gain (loss) on securities and investment securitie	1,532	6,997	(5,464)
Increase in trade receivable	(57,302)	(54,213)	(3,089)
Decrease in inventory assets	594	20,763	(20,168)
Increase (decrease) in cost	16,166	(14,580)	30,747
Increase (decrease) in other assets or debt	(3,191)	6,815	(10,006)
Others	6,625	(3,267)	9,892
Sub-total	164,020	124,326	39,694
Interest and dividend received	1,855	1,638	217
Interest paid	(8,269)	(10,097)	1,828
Income taxes, etc.	(33,210)	(38,401)	5,191
Cash Flow from Operating Activities	124,396	77,465	46,930
II Cash Flow from Investing Activities			
Purchases of marketable securities	(9,286)	(1,327)	(7,959)
Proceeds from sale of marketable securities	6,219	1,279	4,939
Purchases of properties	(98,236)	(126,875)	28,639
Proceeds from sale of properties	39,849	17,887	21,961
Purchases of investment securities	(24,362)	(7,614)	(16,748)
Proceeds from sale of investment securities	656	1,089	(433)
Purchases of other investment and assets	(1,313)	(5,331)	4,017
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries	(528)	(10)	(518)
(Payments for) proceeds from sales of consolidated subsidiaries	6,221	(406)	6,628
Payments for fixed leasehold deposits to lessors	(21,300)	(22,380)	1,080
Collection of fixed leasehold deposits to lessors	15,722	19,050	(3,328)
Proceeds from lease deposits from lessers	12,493	9,523	2,970
Repayments of lease deposits from lessers	(12,734)	(11,221)	(1,513)
Others	4,537	9,454	(4,917)
Cash Flow from Investing Activities	(82,062)	(116,882)	34,819

Item	This Consolidated Fiscal Year (Feburuary 21, 2002 – Feburuary 20, 2003) Amount	Previous Consolidated Fiscal Year (Feburuary 21, 2001 – Feburuary 20, 2002) Amount	Increase and Decrease
III Cash Flow from Financing Activities			
Net increase (decrease) in short-term borrowings	(49,208)	(7,540)	(41,667)
Proceeds from long-term borrowing	88,187	85,647	2,540
Repayments of long-term borrowing	(86,016)	(54,941)	(31,075)
Proceeds from issue of bonds	17,785	14,910	2,874
Repayments of redemption of bonds	(31)	-	(31)
Proceeds from issuance of shares of common stock to minority shareholders	5,928	4,339	1,588
Payment for repurchases of shares of common stock from minority shareholders	(2,572)	(5,186)	2,613
Dividends paid	(7,282)	(7,285)	3
Dividends paid to minority shareholders	(4,388)	(3,906)	(482)
Others	(256)	(411)	154
Cash Flow from Financing Activities	(37,856)	25,624	(63,481)
IV Foreign currency translation adjustment on cash and cash equivalents	(2,568)	3,058	(5,627)
V Net increase (decrease) in cash and cash equivalents	1,908	(10,733)	12,642
VI Initial cash and cash equivalents	94,884	104,462	(9,577)
VII Initial cash and cash equivalents held by new consolidated subsidiaries	-	1,156	(1,156)
VIII Closing balance of cash and cash equivalents	96,793	94,884	1,908

Important Matters in Forming the Basis of Preparing the Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

April 7, 2003

Brief Statement of Annual Financial Results for the Fiscal Year ended February 2003
(Non-consolidated)

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange
The First Section of Osaka Securities Exchange
The First Section of Nagoya Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeongroup.net

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-043-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:
April 7, 2003

Date of ordinary general meeting of shareholders
May 15, 2003

Interim dividend Not applicable

Adoption of unit system for shares applicable (100 shares for 1 unit)

1. Earnings of Fiscal Year ended February 2003 (February 21, 2002~February 20, 2003)

(1) Operating Result (Less then 1 million yen is rounded down)

	Net Sales	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended February 2003	1,701,210 (1.9)	32,220 (21.4)	33,849 (17.4)
Fiscal Year ended February 2002	1,670,142 (2.9)	26,543 (12.4)	28,842 (12.2)

	Net Income	Net Income per Share	Net Income per Share after adjustment of potential shares	ROE	ROA (Recurring Profit Basis)	Recurring Profit Ratio of Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended February 2003	17,101 (−)	51.67	51.34	5.9	3.6	2.0
Fiscal Year ended February 2002	△37,507 (−)	△113.27	−	△12.4	2.9	1.7

Note 1 Average Number of Shares Outstanding:

Fiscal Year ended February 2003 330,988,585 shares

Fiscal Year ended February 2002 331,117,827 shares

Note 2 Amendment to Accounting Method: applicable

Note 3 The percentage indications of Net Sales, Operating Income, Recurring Profit and Net Income show the rate change compared to previous period.

(2) Condition of Dividends

	Annual Dividends per Share			Aggregate Amount of Dividends per annum	Dividends payment	Ratio of Dividends to Shareholders' Equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal Year February 2003	22.0	-	22.0	7,326	42.8	2.5
Fiscal Year February 2002	22.0	-	22.0	7,282	-	2.6

(3) Financial Condition

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2003	937,112	294,106	31.4	883.13
Fiscal Year ended February 2002	960,546	282,028	29.4	852.03

Note 1 Number of shares outstanding on term end:
Fiscal Year ended February 2003 333,029,488 shares
Fiscal Year ended February 2002 331,008,642 shares

Note 2 Number of treasury stock on term end:
Fiscal Year ended February 2003 245,186 shares
Fiscal Year ended February 2002 161,420 shares

2. Forecast of Earnings Fiscal Year ending February 2004 (February 21, 2003~February 20, 2004)

	Net Sales	Operating Income	Recurring Profit	Net Earnings	Annual Dividends per Share		
					Interim	Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Fiscal Year	860,000	11,500	14,000	7,500	-	-	-
Whole Fiscal Year	1,800,000	35,000	37,000	20,000	-	22.0	22.0

[Footnotes: translation omitted]

Balance Sheet <AEON>

(unit: millions of yen)

Item	This Fiscal Year (Feburuary 20, 2003) Amount		Ratio	Previous Fiscal Year (Feburuary 20, 2002) Amount		Ratio	Compared with the Previous Fiscal Year
(Assets)			%			%	
I Current Assets							
1 Cash on hand and in bank		19,754			18,643		1,111
2 Notes receivable and accounts receivable		374			738		(363)
3 Accounts receivable		11,305			8,904		2,400
4 Products		114,151			118,314		(4,162)
5 Inventories		594			705		(110)
6 Prepaid expenses		2,388			2,377		11
7 Deferred tax assets		5,777			3,652		2,124
8 Short-term loans to affiliated company		-			730		(730)
9 Current position of guaranty money deposits		5,542			3,560		1,982
10 Accounts receivable		22,179			16,844		5,334
11 Others		5,648			7,189		(1,541)
Allowance for doubtful accounts		(202)			(264)		61
Total Current Assets		187,513	20.0		181,394	18.9	6,118
II Fixed Assets							
(1) Tangible Fixed Assets							
1 Buildings	426,990			415,496			
Accumulated depreciation	210,545	216,445		191,241	224,255		(7,809)
2 Structures	60,782			60,542			
Accumulated depreciation	34,554	26,227		31,427	29,114		(2,887)
3 Vehicles and other transportation	114			143			
Accumulated depreciation	105	9		132	11		(2)
4 Furniture and fixtures	70,652			72,609			
Accumulated depreciation	52,840	17,811		52,551	20,057		(2,246)
5 Land		88,002			89,309		(1,306)
6 Construction in progress		1,954			1,214		739
Total tangible fixed assets		350,450	37.4		363,963	37.9	(13,512)
(2) Intangible Fixed Assets							
1 Trade rights		50			101		(51)
2 Leasehold		5,018			5,180		(161)
3 Trade mark		573			592		(19)
4 Software		13,793			9,598		4,195
5 Rented house rights		549			590		(41)
6 Telephone subscription rights		206			204		2
7 Others		776			893		(116)
Total Intangible Fixed Assets		20,968	2.2		17,161	1.8	3,807
(3) Investments and other assets							
1 Investment securities		33,994			39,081		(5,086)
2 Investments in subsidiaries and affiliates		98,679			77,330		21,348
3 Investments in equity other than capital stock		5,055			5,040		14
4 Investment in affiliates		1,215			1,073		142
5 Long-term loans receivable		365			429		(64)
6 Fixed operating income receivable		26,319			16,393		9,926
7 Long-term prepaid expenses		13,219			11,920		1,298
8 Deferred tax assets		37,300			37,428		(128)
9 Guaranty money deposits		197,515			221,620		(24,105)
10 Temporary account for lease		545			5,670		(5,125)
11 Others		975			3,664		(2,688)
Allowance for doubtful accounts		(37,006)			(21,626)		(15,379)
Total of Investment and other assets		378,179	40.4		398,027	41.4	(19,848)
Total fixed assets		749,598	80.0		779,151	81.1	(29,553)
Total of Assets		937,112	100.0		960,546	100.0	(23,434)

Item	This Fiscal Year (Feburuary 20, 2003)		Previous Fiscal Year (Feburuary 20, 2002)		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
(Liabilities)		%		%	
I Current Liabilities					
1 Notes	78,211		80,315		(2,103)
2 Accounts-trade	97,490		96,068		1,421
3 Short-term borrowings (other than commercial paper)	12,502		21,271		(8,769)
4 Curernt position of long-term debt	19,569		18,512		1,057
5 Current position of convertible bonds	-		4,537		(4,537)
6 Commercial paper	15,000		20,000		(5,000)
7 Other accounts payable	22,464		18,918		3,546
8 Accrued expenses	18,838		19,200		(362)
9 Income tax payable	9,257		1,314		7,942
10 Accrued consumption tax	3,976		4,990		(1,013)
11 Deposits received	38,047		33,796		4,250
12 Reserves for remuneration	4,034		4,184		(149)
13 Provision for store closing expenses	2,739		-		2,739
14 Acceptance payable for facilities	14,154		13,634		520
15 Gift certificate	13,265		11,862		1,402
16 Others	3,209		3,960		(751)
Total current liabilities	352,761	37.6	352,567	36.7	193
II Fixed Liabilities					
1 Bonds	85,000		85,000		-
2 Long-term debt	77,149		84,924		(7,774)
3 Reserves for retirement grants	18,446		44,551		(26,104)
4 Reserves for retirement grants for retiring Directors and Corporate Auditors	515		462		52
5 Provision for loss of investments	11,322		14,068		(2,745)
6 Provision for store closing expenses	3,818		-		3,818
7 Provision for contingent liabilities	1,297		-		1,297
8 Deposits	92,694		96,894		(4,199)
9 Others	-		49		(49)
Total Fixed Liabilities	290,244	31.0	325,950	33.9	(35,706)
Total of Liabilities	643,005	68.6	678,518	70.6	(35,513)

Item	This Fiscal Year (Feburuary 20, 2003)			Previous Fiscal Year (Feburuary 20, 2002)		
	Amount		Ratio	Amount		Ratio
(Equity)			%			%
I Common stock		51,296	5.5			
II Capital surplus						
Additional paid-in capital		117,235				
Total capital surplus		117,235	12.5			
III Retained earnings						
1 Legal reserve		11,770				
2 Voluntary reserve						
1) Special depreciation reserve	1,114					
2) Reserve for deffered fixed assets	10,231					
3) Special reserve for deffered fixed assets	11					
4) Other reserve	80,000	91,357				
3 Unappropriated retained earnings		22,504				
Total retained earnings		125,632	13.4			
IV Unrealized gain on available-for-sale securities		604	0.1			
V Treasury stock		(662)	(0.1)			
Total of equity		294,106	31.4			
I Common stock					49,042	5.1
II Additional paid-in capital					114,983	12.0
III Legal reserve					11,770	1.2
IV Other surplus						
1 Voluntary reserve						
1) Special depreciation reserve				1,066		
2) Reserve for deffered fixed assets				9,996		
3) Special reserve for deffered fixed assets				622		
4) Other reserve				129,000	140,686	
2 Unappropriated deficit					(36,581)	
Total other surplus					104,104	10.8
V Variance of the estimate of other securities					2,533	0.3
VI Treasury Shares					(405)	0.0
Total of equity					282,028	29.4
Total of Liabilities and Equity		937,112	100.0		960,546	100.0

PROFIT AND LOSS STATEMENT <AEON>

(unit: millions of yen)

Item	This Fiscal Year [Feburuary 21, 2002 – Feburuary 20, 2003]			Previous Fiscal Year [Feburuary 21, 2001 – Feburuary 20, 2002]			Compared with the Previous Fiscal Year
	Amount		Ratio	Amount		Ratio	
			%			%	
I Net sales		1,621,229	100.0		1,591,313	100.0	29,915
II Cost of sales							
1 Initial inventory amount	118,314			129,509			
2 Product purchase amount of the term	1,198,142			1,171,157			
3 Other accounts intake amount	-			495			
Total	1,316,457			1,301,162			
4 Other accounts transfer amount	1,747			3,551			
5 Term-end inventory amount	114,151	1,200,558	74.1	118,314	1,179,296	74.1	21,261
Gross profit on sales		420,670	25.9		412,017	25.9	8,653
III Rental and other revenues							
1 Receipts from real estate	56,246			54,917			
2 Sales intake commission	23,734	79,981	5.0	23,910	78,828	4.9	1,152
Gross profit		500,652	30.9		490,845	30.8	9,806
IV Selling, general and administrative expenses							
1 Advertiseing expenses	28,543			29,270			
2 Provision for allowance for doubtful accounts	44			-			
3 Salaries	170,113			166,891			
4 Provision for reserve for retirement grants	4,034			4,184			
5 Statutory wellfare expenses	26,538			25,913			
6 Utilities cost	26,178			26,767			
7 Allowance for depreciation	32,869			32,892			
8 Maintenance cost	29,633			28,325			
9 Rent	79,086			78,686			
10 Others	71,389	468,431	28.9	71,371	464,301	29.2	4,129
Operating income		32,220	2.0		26,543	1.6	5,677
V Non-operating income							
1 Interest income	379			273			
2 Dividends income	5,062			6,474			
3 Penalties from tenants	1,003			963			
4 Others	1,919	8,365	0.5	2,819	10,530	0.7	(2,164)
VI Non-operating expenses							
1 Interest expense	2,376			2,553			
2 Interest of corporate bonds	1,799			1,877			
3 Provision for allowance for doubtful accounts	254			1,774			
4 Investment loss from euity metho	708			-			
5 Others	1,598	6,736	0.4	2,026	8,231	0.5	(1,494)
Recurring profit		33,849	2.1		28,842	1.8	5,006

Item	This Fiscal Year [Feburuary 21, 2002 – Feburuary 20, 2003] Amount		Ratio	Previous Fiscal Year [Feburuary 21, 2001 – Feburuary 20, 2002] Amount		Ratio	Compared with the Previous Fiscal Year
VII Special profit							
1 Gain on sale of fixed assets	1,000			113			
2 Gain on sale of investment securities	3			117			
3 Gain on sale of affiliated company's stocks	7,531			1,035			
4 Gain on transfer of store business	242			732			
5 Gain on transfer of rental store rights	-			568			
6 Gain on exemption from future pension obligations of the governmental program	26,841			-			
7 Gain on investment loss reserves return	2,390			-			
8 Others	431	38,441	2.4	317	2,885	0.2	35,555
VIII Special loss							
1 Loss from retirement of fixed ass	1,782			3,138			
2 Provision for allowance for doubtful accounts	19,314			10,213			
3 Appraisal loss from investment securities	1,684			6,450			
4 Loss from adjustment of affiliated companies	365			342			
5 Transfer amount of investment loss reserves	-			9,155			
6 Variance settling amount at amendment of retirement benefits accounting standards	-			51,213			
7 Write-off cost for fixed asset	8,118			-			
8 Provision for provision for store closing expenses	6,557			-			
9 Others	7,226	45,050	2.8	15,951	96,466	6.1	(51,416)
Income (loss) before income taxes and minority interests		27,240			(64,738)	(4.1)	91,978
Current income tax	10,756			3,158			
Deffered income tax	(617)	10,139	0.6	(30,390)	(27,231)	(1.7)	37,370
Net income (loss)		17,101	1.1		(37,507)	(2.4)	54,608
Unappropriated retained earnings at beginning of the period		5,403			925		4,478
Unappropriated retained earnings (loss) at end of the period		22,504			(36,581)		59,086

Statement of Appropriation of Profit (Plan) <AEON>

(unit: millions of yen)

Item	This Fiscal Year (Feburuary 21, 2002 – Feburuary 20, 2003) Amount		Previous Fiscal Year (Feburuary 21, 2001 – Feburuary 20, 2002) Amount		Compared with the Previous Fiscal Year
I Unappropriated retained earnings (loss) of this fiscal year		22,504		(36,581)	59,086
II Increase in capital surplus					
Transfer from appropriated retained earnings					
1) Reversal of reserve for special depreciation	240		229		
2) Reversal of reserve for fixed assets advanced depreciation	441		450		
3) Reversal of reserve for fixed assets advanced depreciation special accounts	11		622		
4) Other reversal of reserve	-	694	49,000	50,302	(49,608)
Total		23,199		13,721	9,477
III Appropriation					
1 Dividends	7,326		7,282		
2 Bonus to directors and corporate auditors	96		60		
Bonuses to directors	(91)		(55)		
Bonuses to corporate auditors	(4)		(5)		
3 Voluntary reserves					
1) Special depreciation	245		277		
2) Fixed assets advanced depreciation	131		685		
3) Reserve for advanced depreciation of fixed assets	-		11		
4) General reserves	10,000	17,799	-	8,317	9,482
IV Earned surplus carried forward to the next fiscal year		5,399		5,403	(4)
Date of Approval by the General Meeting of Shareholders	May 15, 2003 (Plan)		May 16, 2002		

Important Accounting Principles
[Translation Omitted]

Amendments in Accounting Principles
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

NEWS RELEASE

April 25, 2003

Company Name: AEON Co., Ltd.
Name of Representative: President & Director Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

Unofficial Appointment of Directors and Operating Officers

The Company has made unofficial appointment of eight (8) Directors and twenty (20) Operating Officers in connection with transition to the company establishing committees upon approval of the General Meeting of Shareholders to be held as of May 15, 2003 and we hereby announce it as follows.

1. Nominees for Directors (current)
   (Translation Omitted)
2. Nominees for Operating Officers (current)
   (Translation Omitted)

April 28, 2003

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

Notice of Commencement of TOB

The Company adopted at the Board meeting held as of April 28, 2003, a resolution to acquire the shares of Max Value Chubu Co., Ltd. (Code: 8171, listed on Nagoya Securities Exchange, 2nd Section of Securities, hereinafter referred to as "Subject Company") by take over bid (hereinafter referred to as the "TOB") under the Securities Exchange Law and we hereby announce it as follows.
(Translation Omitted)

1. Purpose of TOB
   The Company recognizes that the business environment of retail industry will be tougher due to progress of globalization and deregulation, etc. In order to strengthen competitiveness and secure sustaining growth in the future, we believe it is essential to reinforce the group management system as well as to formulate a new business model and expand business scale. Therefore, we will offer TOB to make the Subject Company our subsidiary.

(Translation Omitted)

2. Outline of Subject Company (As of April 28, 2003)

(1) Trade Name: MAXVALU Chubu Co., Ltd.

(2) Major Business Line: Supermarket chain selling foods and convenience goods, etc.

(3) Date of Incorporation: August 1973

(4) Address of Main Shop: 185-1 Oguchi-machi, Matsuzaka-shi, Mie Prefecture

(5) Address of Head Office: 255-1 Oguchi-machi, Matsuzaka-shi, Mie Prefecture

(6) Representative: President & Director: Susumu Nakanishi

(7) Capital Amount: ¥3,850 million

(8) Composition and Shareholding Ratio of Large Shareholders

(Translation Omitted)

(9) Business Results in Recent Business Years

(Translation Omitted)

3. Method of TOB

(1) Type of shares to be purchased
Common stock

(2) Period of TOB
Thirty (30) days from April 30 (Thr.), 2003 to May 29 (Thr.), 2003

(3) Buying Price
¥700 per share
*Buying price is the price calculated, taking into consideration market price of shares of the Subject Company, etc.

(4) Expected total number of shares to be purchased
4,000,000 shares (expected number of shares is 3,400,000 shares. Expected number of excess shares is 600,000 shares)
*If the total number of shares offered for purchase is below the expected number, we will not buy any of offered shares. (Translation Omitted)

(5) Changes in number of shares held
Number of shares held before TOB 9,405,897 shares (shareholding ratio: 36.87%)
Number of shares held after TOB 13,405,897 shares (shareholding ratio: 52.55%)
(Translation Omitted)

(6) Date of Public Notice of Commencement of TOB
April 30, 2003 (Wed.)

(7) TOB Agent
Shinko Securities Co., Ltd., 2-4-1 Yaesu, Chuo-ku, Tokyo

(8) Funds required for TOB
¥2,800,000,000

(9) Commencement Date of Settlement
June 6 (Fri.), 2003

4. Prospects

Subject Company will be one of our consolidated subsidiaries by TOB.

NEWS RELEASE
May 8, 2003
AEON Co., Ltd.
Securities Code: 8267

On Organizational Reform and Internal Transfer

The Company will make transition to a company establishing committees as of May 15, 2003 as well as carry out organizational reform and internal transfer as follows and we hereby announce it.

In this connection, position of officers and changes will be described by the position to be assumed as of May 15.

1. Organizational Reform (As of May 15)

(1) To establish a post in charge of Sales and Product Departments and under the post, functions of both posts in charge of sales and products shall be concentrated in the above and the post in charge of both departments shall be abolished.

(2) In addition to the current post in charge of functions, posts in charge of internal audits, customers, risk management and IT shall be established.

(3) Changes in organization under each post shall be as follows.

[Organization under the post in charge of Sales and Products]

(Translation Omitted)

[Head Office Staff]

(Translation Omitted)

2. Changes in Officers (As of May 15)

[New Post] [Former Post] [No change, current] [Name]

(Translation Omitted)

3. General Relocation (As of May 15) * J is an abbreviation of JUSCO

[New Post] [Former Post] [Name]

(Translation Omitted)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

Planting Seeds of Growth
We are AEON

NEWS RELEASE
May 8, 2003
AEON Co., Ltd.
Securities Code: 8267

On Internal Transfer

The Company will carry out internal transfer as follows and we hereby announce it.

General Personnel Affairs (As of May 8)

* J is an abbreviation of JUSCO

[New Position] [Former Position] [Name]

(Translation Omitted)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

Planting Seeds of Growth
We are AEON

May 30, 2003

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

Notice of Results of TOB

The Company decided to acquire shares of MAXVALU CHUBU Co., Ltd. (Code No. 8171) by TOB and we carried out TOB from April 30, 2003, and as it was completed as of May 29, 2003, we hereby announce the results as follows.

1. Outline of TOB (announced on April 30, 2003)
   Name of Subject Company: MAXVALU CHUBU Co., Ltd.
   (1) Type of shares purchased: Common stock
   (2) Purchase period: From April 30, 2003 to May 29, 2003 (30 days)
   (3) Buying price: ¥700 per share

2. Results of TOB
   (1) Status of Subscription
(Translation Omitted)
   (2) Consequence of TOB
(Translation Omitted)

(3) Number of shares held and shareholding ratio after TOB (rounding up or down below a thousandth)

Number of shares held before TOB:	Held by subscribers to TOB: 9,405.9 thousand shares (shareholding ratio: 36.87%) Number of shares held by affiliated parties: 453.9 thousand shares (shareholding Ratio: 1.78%) * Provided that shares of affiliated parties do not include 28.7 thousand shares of treasury stock of MAXVALU CHUBU Co., Ltd.
Number of shares after TOB:	AEON Co., Ltd.: 13,394.1 thousand shares (shareholding ratio 52.50%)

(4) Funds required for purchase: ¥2,791,740,000

3. Method of Settlement and Commencement Date
(Translation Omitted)

To Whom It May Concern

June 13, 2003

Kasumi Co., Ltd. (Securities Code: 8196)
AEON Co., Ltd. (Securities Code: 8267)

On Business and Capital Tie-up

Kasumi Co., Ltd. and AEON Co., Ltd. agreed this day on business and capital tie-up as follows and we hereby announce it.

(Translation Omitted)

1. Outline of Tie-up

(1) Business Tie-up

Both companies will consult and promote by establishing special project teams in each business segment, including sales, products, logistics and store development, etc., in order to build up cooperation in the following matters in the field of the supermarket business.

<Details of Tie-up>

(Translation Omitted)

(2) Capital Tie-up

Both companies shall carry out capital tie-up as follows with a view to formulating a mutual fiduciary relationship and promoting smooth business tie-up.

<Details of Tie-up>

①AEON Co., Ltd. will acquire 15% of the total outstanding shares of Kasumi Co., Ltd. aiming within one (1) month of the effectuation of tie-up.

②Both companies will strengthen capital tie-up upon consultation depending on the progress of this tie-up.

Kasumi Co., Ltd. will make allocation of new shares to a third party in preparation for financing of redemption of corporate bonds, which mature at the end of February 2004 and shall allocate all of them to AEON Co., Ltd.

(3) Assuming Post of Officers and Exchange of Personnel

(Translation Omitted)

2. Outline of Companies

(1) Kasumi Co., Ltd.

Head Office: 599-1 Nishi-Ohashi, Tsukuba-shi

Incorporation: December 1947

Capital: ¥12,322 million

Operating Revenue: ¥160,100 million (At the end of February 2003)

Number of Stores: 107 stores (The same as the above)

Number of Employees: 1,563 persons (The same as the above)

Representative: President & Director: Hiromasa Kohama

(2) AEON Co., Ltd.

(Translation Omitted)

3. Contact related to this matter

(Translation Omitted)

July 1, 2003

AEON Co., Ltd. (Securities Code: 8267)

TSURUHA Co., Ltd. (Securities Code: 7573)

On Dissolution of Business and Capital Tie-up

Both companies decided to dissolve business and capital tie-up with Drug Eleven Co., Ltd. (Head Office: Fukuoka Prefecture, hereinafter referred to as the "Subject Company") and we hereby announce it.

(Translation Omitted)

1. Date of Dissolution of Tie-up: June 30, 2003
2. Outline of Dissolution: As of the date of dissolution in the above,

①Suspension of use of Welcia brand

②Suspension of supply of Welcia products and Top Value Products

③Resignation of part-time director (advisor) and part-time auditor dispatched by both companies

④Dissolution of capital tie-up

Thereinabove

[Contact related to this matter]

(Translation Omitted)

July 1, 2003

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Outline of Business Results in the 1st Quarter of Period ended February 20, 2003 (Reference)
(Translation Omitted)

Consolidated Business Results in the 1st Quarter (from February 21, 2003 to May 20, 2003)

	Business results	Previous quarter
Operating revenue	781,000,000,000	110.0%
Operating income	20,600,000,000	98.9%

(Translation Omitted)

July 15, 2003

To Whom It May Concern

Company Name: AEON Co., Ltd.
Representative: President & Operating Officer: Motoya Okada
(Securities Code: 8267)
Company Name: Izumiya Co., Ltd.
Representative: President & Director: Norio Hayashi
(Securities Code: 8266)

On Joint Venture of Both Companies

AEON Co., Ltd. (hereinafter referred to as "AEON") and Izumiya Co., Ltd. (hereinafter referred to as "Izumiya") agreed that Yurin Co., Ltd. (hereinafter referred to as "Yurin") and Osaka Delica Co., Ltd. (hereinafter referred to as "Osaka Delica") shall be wholly owned subsidiaries of Izumiya and we hereby announce it.

(Translation Omitted)

Both companies will maintain an amicable relationship in the future and will consider cooperation for enhancement of functions and make them more efficient in operation of "AIC, INC.," general importing corporation and "Quality Control Center Co., Ltd.," a quality inspection body.

1. Schedule
(Translation Omitted)

2. Prospects
(Translation Omitted)

(Translation Omitted)

[Contact]
(Translation Omitted)


RECEIVED
2004 AUG -9 A 9:45

NEWS RELEASE
August 15, 2003
Company Name: AEON Co., Ltd.
Representative: Director
President & Representative Operating Officer: Motoya Okada
(Code No. 3267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Correction of Forecast of Business Results

1. Consolidated Business Results

In connection with the correction of non-consolidated closing of accounts of the parent set forth in 2. Below, in the interim period ending February 20, 2004 (from February 21, 2003 to August 20, 2003), the results are expected to be slightly under the initial forecast but over the full-year, we expect we will be able to achieve an increase in revenue and income as initially announced.

<Consolidated Forecast of the Current Period>

(From February 21, 2003 to February 20, 2004) (Unit: millions of yen)

	Operating revenue	Ordinary income	Net income
Forecast announced last time	3,300,000	137,000	51,500
Increase or decrease from the previous period	213,496	9,569	257
Increase or decrease ratio from the previous period (%)	6.9	7.5	0.5
Business results in the previous period (Year ended February 20, 2003)	3,086,504	127,431	51,257

2. Non-consolidated Business Results of Parent

(1) We correct "Forecast of Non-consolidated Business Results of Parent" for the interim period ending February 20, 2004 (from February 21, 2003 to August 20, 2003)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

announced at the announcement of accounting of previous period (April 7, 2003) as follows.

<Forecast of Non-consolidated Results of Parent in the Current Interim Period>

(From February 21, 2003 to August 20, 2003) (Unit: millions of yen)

	Operating revenue	Ordinary income	Interim Net income
Forecast announced last time (A)	860,000	14,000	7,500
Corrected forecast this time (B)	851,000	7,600	3,000
Increase or decrease (B - A)	▲9,000	▲6,400	▲4,500
Increase or decrease ratio (%)	▲1.0	▲45.7	▲60.0
Increase or decrease from the previous period	28,550	▲5,711	▲3,804
Increase or decrease from the previous period	3.5	▲42.9	▲55.9

Results of previous period (Interim period of the year ended February 20, 2003)	822,450	13,311	6,804

(2) Major Reasons

(Translation Omitted)

(3) Forecast of Non-consolidated Results of Parent in the Current Period

(From February 21, 2003 to February 20, 2004) (Unit: millions of yen)

	Operating revenue	Ordinary income	Net income
Forecast announced last time	1,800,000	37,000	20,000
Corrected forecast this time	1,790,000	29,500	15,000
Increase or decrease from the previous period	88,790	▲4,349	▲2,101
Increase or decrease ratio from the previous period (%)	5.2	▲12.8	▲12.3

Results of previous period (Year ended	1,701,210	33,849	17,101

February 20, 2003)			

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

Planting Seeds of Growth
We are AEON

August 15, 2003

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi

Correction of Forecast of Business Results of Our Subsidiary (MAXVALU NISHINIHON Co., Ltd.)

On the basis of recent business trend results, the forecast of business results in the period ending February 20, 2004 (February 21, 2003 to February 20, 2004), which was announced as of April 7, 2003, when the accounting of MAXVALU NISHINIHON Co., Ltd. our subsidiary was announced, it was corrected as per the attachment and we hereby announce it.

August 15, 2003

To Whom It May Concern:

Company Name: MAX VALUE NISHINIHON Co., Ltd.
Name of Representative: President & Director: Akihiko Harada
(Code No. 8287 (Osaka second section)
Contact: Strategy Planning Department
Manager: Tomofumi Ido
(TEL: 0792-83-5291)

Notice of Correction of Forecast of Business Results

(Translation Omitted)

1. Correction of forecast of interim business results in the period ending February 20, 2004 (February 21, 2003 to August 20, 2003)

(Unit: millions of yen)

	Operating revenue	Ordinary income	Current net income
Forecast announced last time (A)	87,390	1,950	1,010
Corrected forecast this time (B)	85,376	1,302	480
Increase or decrease (B-A)	Δ2,014	Δ648	Δ530
Increase or decrease ratio (%)	Δ2.3%	Δ33.2%	Δ52.5%
Results of previous period (interim period of year ended February 20, 2003)	82,415	1,901	669

2. Correction of forecast figures of full-year business results in the period ending February 20, 2004 (February 21, 2003 to February 20, 2004) (Unit: millions of yen)

(Unit: millions of yen)

	Operating revenue	Ordinary income	Current net income
Forecast announced last time (A)	183,000	5,000	2,330
Corrected forecast this time (B)	176,000	4,500	2,140
Increase or decrease (B-A)	Δ7,000	Δ450	Δ190
Increase or decrease ratio (%)	Δ3.8%	Δ10.0%	Δ8.2%
Results of previous period (period ended February 20, 2003)	168,589	4,485	2,137

3. **Reasons for Correction**
(Translation Omitted)

August 18, 2003

SUNDAY Co., Ltd. (Securities Code: 7450)

AEON Co., Ltd. (Securities Code: 8267)

On Business and Capital Tie-up

SUNDAY Co., Ltd. and AEON Co., Ltd. agreed this day to make business and capital tie-up as follows in relation to super center business and we hereby announce it.

(Translation Omitted)

1. Outline of Tie-up

(1) Business Tie-up

SUNDAY Co., Ltd. shall cooperate to develop the super center business of AEON Co., Ltd. in the Tohoku area with respect to the following matters.

<Outline of Tie-up>

(Translation Omitted)

In this connection, both companies shall have consultations on the following joint projects and promote them.

(Translation Omitted)

(2) Capital Tie-up

In order to build up fiduciary relations between both companies, AEON Co., Ltd. shall acquire 20% of the total outstanding shares of SUNDAY Co., Ltd. to be one of the largest shareholders with the same percentage of shares.

(3) Assumption of post of officers and personnel exchange

(Translation Omitted)

2. Outline of Each Company (Year ended February 20, 2003)

(1) SUNDAY Co., Ltd.

Head Office: 6-22-10 Nejiro, Hachinohe-shi, Aomori Prefecture

Incorporation: May 1975

Capital: ¥1,345 million

Operating Revenue: ¥37,200 million

Number of Stores: 46 stores

Number of Employees: 415 persons

Representative: President & Director: Keizo Tamura

Vice President & Director: Chuji Kamikozawa

(2) AEON Co., Ltd.

(Translation Omitted)
[Contact related to this matter]
(Translation Omitted)

NEWS RELEASE
September 8, 2003
AEON Co., Ltd.
Securities Code: 8267

On Organizational Reform and Internal Transfer

The Company will carry out organizational reform and internal transfer as follows and we hereby announce it.

1. Organizational Reform (As of September 8)
[Organization under the post in charge of Sales Department]
(Translation Omitted)
[Organization under the post in charge of Product Department]
(Translation Omitted)
[Head Office Staff]
(Translation Omitted)
2. Reshuffle of Operating Officers (As of September 8, 2003)
[New post] [Former post] [No change, current] [Name]
(Translation Omitted)
1. General Personnel Affairs (As of September 8, 2003)
*J stands for JUSCO, MV stands for Maxvalu, MG stands for Mega Mart and G stands for Group.
[New post] [Former post] [Name]
(Translation Omitted)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

Planting Seeds of Growth
We are AEON

Sept. 9, 2003

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi

Merger of our Subsidiaries

This time, our subsidiaries, MAXVALU Kyushu Co., Ltd. and Nishikyushu Well Mart Co., Ltd. and HALLO Co., Ltd. will be merged as per the attachment and we hereby announce it.

September 9, 2003
HALLO Co., Ltd.
Nishikyushu Well Mart Co., Ltd.
MAXVALU Kyushu Co., Ltd.

Merger of Three Companies

This time, merger of MAXVALU Kyushu Co., Ltd. (hereinafter referred to as "MAXVALU Kyushu"), Nishikyushu Well Mart Co., Ltd. (hereinafter referred to as "Nishikyushu Well Mart") and HALLO Co., Ltd. (hereinafter referred to as "HALLO") as of November 21, 2003 was approved by resolutions adopted by the board of directors of each company, held this day and we hereby announce it.

(Translation Omitted)

1. Details of Merger

(1) Schedule of Merger

(Translation Omitted)

(2) Method of Merger

MAXVALU Kyushu Co., Ltd. shall be the surviving company.

(3) Consolidated Ratio (conversion into former face value of ¥50)

Company name	MAXVALU Kyushu (surviving company)	Nishikyushu Well Mart (predecessor company)	HALLO (predecessor company)
Consolidated Ratio	1	3.78	1.24

(Note) 1. Allocation ratio of shares

To the shareholders registered in the Registry (to the date preceding the date of merger) of HALLO Co., Ltd. and Nishikyushu Well Mart Co., Ltd., 1.24 shares and 3.78 shares of MAXVALU Kyushu Co., Ltd. shall be allocated and issued, for each share of shares held, respectively.

2. Number of shares to be issued in connection with merger: 2,763,395 shares

II. Outline of Merging Companies

Trade Name	MAXVALU Kyushu (surviving company)	Nishikyushu Well Mart (predecessor company)	HALLO (predecessor company)
Date of Incorporation	March 25, 2002	January 31, 1958	September 2, 1958
Address of Head Office	9-11, Hakataeki Minami 2-chome, Hakata-ku, Fukuoka-shi	29-10, Oroshihonmachi, Sasebo-shi, Nagasaki Prefecture	6-11, Shin-nakamachi, Saga-shi
Representative	President & Director: Kunio Sakano	Chairperson & Director: Kunio Sakano President & Director: Shigenobu Yamamoto	Chairperson & Director: Kunio Sakano President & Director: Masumi Ushijima
Capital	¥300 million	¥290 million	¥326,530,500
Operating revenue	Approximately ¥29,000 million	Approximately ¥17,500 million	Approximately ¥30,500 million
Number of employees	1,554 persons	737 persons	1,653 persons

* Operating revenue is forecast for FY2003. Number of employees is as of August 20, 2003.

III. Status after Merger

(1) Trade Name: MAXVALU Kyushu Co., Ltd.
(2) Address of Head Office: 9-11 Hakataeki Minami 2-chome, Hakata-ku, Fukuoka-shi
(3) Representative: President & Director: Kunio Sakano
(4) Capital: ¥300 million
(5) Total number of outstanding shares: 3,363,395 shares

[Contact related to this matter]
(Translation Omitted)

October 2, 2003

Brief Statement of Interim Financial Results for the Fiscal Year ended February 2004

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange
The First Section of Osaka Securities Exchange
The First Section of Nagoya Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:October 2, 2003

US GAAP: Not applicable

1. Consolidated Earnings of Interim Fiscal Year ended August 2003 (February 21, 2003~August 20, 2003)

(1) Consolidated Operating Result

	Net Sales		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Interim Fiscal Year ended August 2003	1,594,313	6.8	52,195	△10.4	51,434	△9.6
Interim Fiscal Year ended August 2002	1,492,396	3.9	58,263	9.2	56,910	16.5
Fiscal Year ended February 2003	3,086,504		132,172		127,431	

	Interim Net Income		Interim Net Income per Share	Interim Net Income per Share after adjustment of potential shares
	Millions of Yen	(%)	Yen	Yen
Interim Fiscal Year ended August 2003	18,418	△6.6	55.31	—
Interim Fiscal Year ended August 2002	19,720	—	59.58	59.26
Fiscal Year ended February 2003	51,257		154.86	153.89

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit and Loss:

Interim Fiscal Year ended August 2003 118 (millions of yen)

Interim Fiscal Year ended August 2002 137 (millions of yen)

Fiscal Year ended February 2003 △888 (millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):

Interim Fiscal Year ended August 2003 333,025,802 shares

Interim Fiscal Year ended August 2002 330,974,765 shares

Fiscal Year ended February 2003 330,988,585 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Net Sales, Operating Income, Recurring Profit and Interim Net Income show the rate change compared to previous interim period.

(2) Consolidated Financial Condition

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim Fiscal Year ended August 2003	2,151,067	439,537	20.4	1,319.84
Interim Fiscal Year ended August 2002	2,024,251	391,864	19.4	1,184.02
Fiscal Year ended February 2003	2,013,067	426,359	21.2	1,280.24

Note Number of shares outstanding on term end (consolidated):

Interim Fiscal Year ended August 2003 333,024,097 shares

Interim Fiscal Year ended August 2002 330,961,867 shares

Fiscal Year ended February 2003 333,029,488 shares

(3) Conditions of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year ended August 2003	74,712	△73,497	17,816	115,952
Interim Fiscal Year ended August 2002	82,991	△69,150	5,148	111,124
Fiscal Year ended February 2003	124,396	△82,062	△37,856	96,793

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 116

Equity Method Affiliates: 24

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 7

Excluded Consolidated Subsidiaries: 2

New Equity Method Affiliates: —

Excluded Equity Method Affiliates: 5

2. Forecast of Consolidated Earnings Fiscal Year ending February 2005 (February 21, 2003~February 20, 2004)

	Net Sales	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Whole Fiscal Year	3,300,000	133,000	129,000	47,000

[Footnotes: Translation Omitted]

Management Policy

1. Basic Management Policy
[Translation Omitted]

2. Basic Policy related to Profit Dividend
[Translation Omitted]

3. Concepts and Policies related to the Reduction of the Investment Unit
[Translation Omitted]

4. Medium and Long Term Management Strategy
[Translation Omitted]

(1) Long term Aim: to realize "Global 10" and aim to become world-class
[Translation Omitted]

(2) Medium Term Management Strategy
[Translation Omitted]

① Promotion of Business Growth Strategy
[Translation Omitted]

② Promotion of Financial Strategy
[Translation Omitted]

5. Basic Concepts related to Corporate Governance and its Status of the Implementation of Measures
[Translation Omitted]

Operating Results and Financial Conditions

1. Operating Results

(1) Outline of Current Intermediary Period

① Status of General Performance
[Translation Omitted]

② Status of Segments by Types of Business
[Translation Omitted]

(2) New Implementation Matters of Current Intermediary Period
[Translation Omitted]

(3) Assistance to Mycal, corporation being under reorganization
[Translation Omitted]

(4) Environmental Conservation・Social Action Program
[Translation Omitted]

(5) Prospect of Full Period

[Translation Omitted]

2. Financial Conditions

[Translation Omitted]

INTERIM CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (August 20, 2003)		Previous Interim Consolidated Fiscal Period End (August 20, 2002)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%
I Current Assets						
1 Cash on hand and in bank	120,732		98,593		103,224	
2 Notes receivable and accounts receivable	191,131		164,572		178,362	
3 Securities	9,673		9,866		9,155	
4 Merchandise inventories	206,361		196,665		209,021	
5 Deferred tax assets	14,007		10,792		12,663	
6 Financial loan	285,659		257,385		266,312	
7 Others	73,755		90,181		65,524	
Allowance for doubtful accounts	(15,201)		(10,853)		(12,985)	
Total Current Assets	886,120	41.2	817,203	40.4	831,279	41.3
II Fixed Assets						
(1) Tangible Fixed Assets						
1 Buildings and structures	502,210		469,636		475,414	
Accumulated depreciation						
2 Furniture and fixtures	73,408		66,109		67,614	
Accumulated depreciation						
3 Land	195,121		188,071		184,159	
4 Construction in progress	7,682		9,583		6,111	
5 Others	239		409		396	
Total tangible fixed assets	778,302	36.2	733,811	36.3	733,697	36.4
(2) Intangible Fixed Assets	59,372	2.7	47,844	2.3	50,279	2.5
(3) Investments and other assets						
1 Investment securities	89,841		86,279		80,544	
2 Deferred tax assets	39,348		39,106		35,229	
3 Guaranty money deposits	268,687		269,016		260,655	
4 Temporary account for lease	5,050		9,384		1,997	
5 Others	49,364		36,545		41,390	
Allowance for doubtful accounts	(25,018)		(15,091)		(22,010)	
Total investment and other assets	427,272	19.9	425,241	21.0	397,807	19.8
Total fixed assets	1,264,947	58.8	1,206,897	59.6	1,181,784	58.7
III Deferred Assets	-	-	150	0.0	2	0.0
Total of Assets	2,151,067	100.0	2,024,251	100.0	2,013,067	100.0

Item	This Interim Consolidated Fiscal Period End (August 20, 2003)		Previous Interim Consolidated Fiscal Period End (August 20, 2002)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%
I Current Liabilities						
1 Notes and accounts - trade	369,023		335,849		334,134	
2 Short-term borrowings (other than commercial paper)	105,505		104,813		82,779	
3 Curernt position of long-term debt	103,798		85,253		94,593	
4 Current position of convertible bonds	0		4,507		0	
5 Commercial paper	31,000		63,000		41,000	
6 Income tax payable	20,063		24,473		29,046	
7 Reserves for remuneration	9,392		10,458		7,618	
8 Note payable for properties	37,293		25,084		33,315	
9 Provision for store closing expenses	5,186		0		4,440	
10 Others	170,831		144,262		142,377	
Total current liabilities	852,100	39.6	797,701	39.4	769,307	38.2
II Fixed Liabilities						
1 Bonds	137,850		127,820		127,760	
2 Long-term debt	355,351		350,805		350,146	
3 Deferred tax liabilities	7,897		6,252		6,716	
4 Reserves for retirement grants	34,718		65,348		30,698	
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,587		1,971		2,167	
6 Provision for store closing expenses	2,678		0		3,818	
7 Provision for contingent liabilities	1,204		632		1,297	
8 Deposits in contract	146,392		135,337		137,396	
9 Negative goodwill	0		2,080		1,652	
10 Others	7,335		4,873		4,210	
Total Fixed Liabilities	695,016	32.3	695,120	34.3	665,862	33.1
Total of Liabilities	1,547,116	71.9	1,492,821	73.7	1,435,169	71.3
(Minority Interests)						
Minority Interests	164,413	7.7	139,565	6.9	151,537	7.5
(Equity)						
I Common stock	51,296	2.4	49,057	2.4	51,296	2.5
II Additional paid-in capital	117,235	5.5	114,998	5.7	117,235	5.8
III Surplus from consolidation	263,036	12.2	221,210	10.9	252,043	12.5
IV Variance of the estimate of other securities	5,154	0.2	4,367	0.2	3,360	0.2
V Foreign currency translation adjustments	3,489	0.1	2,826	0.2	3,085	0.2
VI Treasury Shares	(674)	0	(595)	0	(662)	0
Total of equity	439,537	20.4	391,864	19.4	426,359	21.2
Total of Liabilities, Minority Interests and Equity	2,151,067	100.0	2,024,251	100.0	2,013,067	100.0

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENT

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End [February 21, 2003 – August 20, 2003]		Previous Interim Consolidated Fiscal Period End [February 21, 2002 – August 20, 2002]		Condensed Consolidated Profit and Loss Statement of the Previous Fiscal Year [February 21, 2002 – February 20, 2003]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
I Net sales	1,469,289	100.0	1,379,250	100.0	2,853,795	100.0
II Cost of sales	1,047,192	71.3	979,110	71.0	2,029,594	71.1
Gross profit on sales	422,096	28.7	400,140	29.0	824,200	28.9
III Rental and other revenues	125,024	8.5	113,145	8.2	232,709	8.1
Gross profit	547,120	37.2	513,286	37.2	1,056,909	37.0
IV Selling, general and administrative expenses	494,924	33.6	455,023	33.0	924,737	32.4
Operating Income	52,195	3.6	58,263	4.2	132,172	4.6
V Non-operating income	4,353	0.3	4,321	0.3	8,728	0.3
Interest	443		-		988	
Interest dividends income	477		-		705	
Interest and dividends income	-		868		-	
Provision for consolidation adjustment	375		556		988	
Investment profit from equity meth	118		137		-	
Penalties from tenants	550		610		1,242	
Others	2,387		2,149		4,802	
VI Non-operating expenses	5,115	0.4	5,673	0.4	13,469	0.4
Interest expense	3,721		4,285		8,317	
Others	1,393		1,388		5,152	
Recurring profit	51,434	3.5	56,910	4.1	127,431	4.5
VII Special profit	4,757	0.3	7,227	0.5	46,053	1.6
Gain on sale of fixed assets	672		780		1,647	
Gain on sale of investment securities	1,197		5,639		6,628	
Gain on provision for allowance for doubtful accounts	877		-		-	
Gain on provision for store closing expenses	836		-		-	
Others	1,174		808		37,777	
VIII Special loss	8,698	0.6	9,950	0.7	50,099	1.8
Provision for allowance for doubtful accounts	1,482		3,331		6,239	
Loss from store closing	736		1,695		2,357	
Appraisal loss from investment securities	1,467		-		1,532	
Write-off cost for fixed assets	1,004		-		9,330	
Others	4,008		4,923		30,639	
Interim Income before income taxes and minority interests	47,493	3.2	54,188	3.9	123,385	4.3
Current income tax	22,054		26,781		48,627	
Deffered income tax	(3,059)		(2,812)		1,992	
Sub total	18,994	1.3	23,968	1.7	50,620	1.8
Minority interests in net income	10,080	0.6	10,498	0.8	21,507	0.7
Interim(This period)Net income	18,418	1.3	19,720	1.4	51,257	1.8

INTERIM STATEMENT OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End [February 21, 2003 – August 20, 2003]		Previous Interim Consolidated Fiscal Period End [February 21, 2002 – August 20, 2002]		Condensed Consolidated Statement of Consolidated Surplus of the Previous Fiscal Year [February 21, 2002 – February 20, 2003]	
Capital surplus						
I Initial balance of capital surplus		117,235				
Initial balance of capital reserve		-		114,983		114,983
II Increase in capital surplus						
Gain on disposal of treasury stocks	0		-		-	
Increase arising from conversion of convertible bonds	-	0	14	14	2,251	2,251
III Interim Term End Closing Balance of capital surplus		117,235		114,998		117,235
Retained earnings						
I Initial Balance of retained earnings		252,043				
Initial Balance of retained earnings (consolidation earnings)		-		208,993		208,993
II Increase in retained earnings						
Interim(This Period) Net Income	18,418		19,720		51,257	
Others	270	18,688	75	19,796	-	51,257
III Decrease in retained earnings						
Dividends	7,326		7,282		7,282	
Bonus to directors and corporate auditors	369		297		297	
Others	-	7,696	-	7,579	627	8,207
IV Interim term End Closing balance of retained earnings		263,036		221,210		252,043

INTERIM STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period [February 21, 2003 – August 20, 2003]	Previous Interim Consolidated Fiscal Period [February 21, 2003 – August 20, 2003]	Previous Consolidated Fiscal Period [February 21, 2002 – February 20, 2003]
I Cash Flow from Operating Activities			
Interim Income before income taxes and minority interests	47,493	54,188	123,385
Depreciation expenses	37,703	35,643	72,975
Amortization of fixed assets	1,004	-	9,330
Amortization of consolidation adjustment	(375)	(556)	(988)
Increase in allowance for doubtful accounts	2,001	2,416	11,284
Increase (decrease) in reserves for bonus	1,465	2,724	(295)
Increase (decrease) in employees retirement benefit	2,587	1,942	(35,515)
Increase (decrease) in provision for store closing expenses	(394)	-	8,259
Interest and dividend receivable	(921)	(868)	(1,694)
Interest paid	3,721	4,285	8,317
Foreign exchange gain (loss)	(166)	373	540
Gain (loss) on equity-method investment	(118)	(137)	888
Gain (loss) on sale of fixed assets	(672)	(780)	(1,647)
Gain (loss) on retirement of fixed assets	1,913	3,832	7,125
Appraisal gain (loss) on fixed assets	297	-	2,885
Capital gain (loss) on sale of securities	(1,137)	(5,624)	(6,554)
Appraisal gain (loss) on securities	1,467	-	1,532
Increase in trade receivable	(30,227)	(33,286)	(57,302)
Decrease in inventory assets	4,983	11,858	594
Increase in cost	26,347	22,185	16,166
Increase (decrease) in other assets or debt	12,629	463	(2,601)
Others	(603)	3,200	7,333
Sub-total	108,998	101,861	164,020
Interest and dividend received	1,125	1,164	1,855
Interest paid	(3,771)	(4,424)	(8,269)
Income taxes, etc.	(31,640)	(15,609)	(33,210)
Cash Flow from Operating Activities	74,712	82,991	124,396
II Cash Flow from Investing Activities			
Purchases of marketable securities	(4,909)	(4,786)	(9,286)
Proceeds from sale of marketable securities	5,998	301	6,219
Purchases of properties	(56,799)	(47,500)	(98,236)
Proceeds from sale of properties	4,543	13,253	39,849
Purchases of investment securities	14,654	(23,112)	(24,362)
Purchases of other investment and assets	87	425	656
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries	(3,991)	59	(528)
(Payments for) proceeds from sales of consolidated subsidiaries	(348)	(5,227)	6,221
Payments for fixed leasehold deposits to lessors	(11,521)	(8,702)	(21,300)
Collection of fixed leasehold deposits to lessors	5,428	5,489	15,722
Proceeds from lease deposits from lessees	10,835	4,577	12,493
Repayments of lease deposits from lessees	(5,973)	(5,828)	(12,734)
Others	(2,193)	1,902	3,223
Cash Flow from Investing Activities	(73,497)	(69,150)	(82,062)
III Cash Flow from Financing Activities			
Net increase (decrease) in short-term borrowings	7,687	(220)	(49,208)
Proceeds from long-term borrowing	50,540	26,766	88,187
Repayments of long-term borrowing	(41,747)	(32,471)	(86,016)
Proceeds from issue of bonds	9,934	17,854	17,785
Proceeds from issuance of subsidiaries' stock to minority shareholders	3,740	4,141	5,928
Repurchases of subsidiaries' stock from minority shareholders	(2,232)	(751)	(2,572)
Dividends paid	(7,326)	(7,282)	(7,282)
Dividends paid to minority shareholders	(2,768)	(2,698)	(4,388)
Others	(10)	(190)	(287)
Cash Flow from Financing Activities	17,816	5,148	(37,856)
IV Foreign currency translation adjustment on cash and cash equivalents	127	(2,750)	(2,568)
V Net increase in cash and cash equivalents	19,159	16,239	1,908
VI Initial cash and cash equivalents	96,793	94,884	94,884
VII Closing balance of cash and cash equivalents	115,962	111,124	96,793

Important Matters in Forming the Basis of Preparing the Interim Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

October 2, 2003

Brief Statement of Interim Financial Results for the Fiscal Year ended February 2004
(Non-consolidated)

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange
The First Section of Osaka Securities Exchange
The First Section of Nagoya Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.group.net

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-043-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:
October 2, 2003

Interim dividend Not applicable

Adoption of unit system for shares applicable (100 shares for 1 unit)

1. Earnings of Interim Fiscal Year ended August 2003 (February 21, 2003~August 20, 2003)

(1) Operating Result

	Net Sales	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Interim Fiscal Year ended August 2003	853,572 (3.8)	5,023 (-54.4)	9,045 (-32.1)
Interim Fiscal Year ended August 2002	822,450 (0.3)	11,009 (9.2)	13,311 (8.0)
Fiscal Year ended February 2003	1,701,210	32,220	33,849

	Net Income		Net Income per Share
	Millions of yen	(%)	Yen
Interim Fiscal Year ended August 2003	4,532	-33.4	13.61
Interim Fiscal Year ended August 2002	6,804		20.56
Fiscal Year ended February 2003	17,101		51.67

Note 1 Average Number of Shares Outstanding:

Interim Fiscal Year ended August 2003	333,027,099 shares
Interim Fiscal Year ended August 2002	333,974,765 shares
Fiscal Year ended February 2003	330,988,585 shares

Note 2 Amendment to Accounting Method: not applicable

Note 3 The percentage indications of Net Sales, Operating Income, Recurring Profit and [Interim] Net Income show the rate change compared to previous period.

(2) Condition of Dividends

	Interim Dividends per Share	Annual Dividends per Share
	Yen	Yen
Interim Fiscal Year August 2003	-	-
Interim Fiscal Year August 2002	-	-
Fiscal Year February 2003	-	22.00

(3) Financial Condition

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim Fiscal Year ended August 2003	960,350	292,616	30.5	878.66
Interim Fiscal Year ended August 2002	976,984	282,304	28.9	852.98
Fiscal Year ended February 2003	937,112	294,106	31.4	883.13

Note 1 Number of shares outstanding on term end:

Interim Fiscal Year ended August 2003	333,025,394 shares
Interim Fiscal Year ended August 2002	330,961,867 shares
Fiscal Year ended February 2003	333,029,488 shares

Note 2 Number of treasury stock on term end:

Interim Fiscal Year ended August 2003	249,280 shares
Interim Fiscal Year ended August 2002	222,206 shares
Fiscal Year ended February 2003	245,186 shares

2. Forecast of Earnings Fiscal Year ending February 20, 2004 (February 21, 2003~February 20, 2004)

	Net sales	Operating Income	Recurring Profit	Net Earnings	Annual Dividends per Share	
					Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen
Whole Fiscal Year	1,770,000	25,000	29,500	15,000	22.0	22.0

[Footnotes: translation omitted]

Balance Sheet <AEON>

(unit: millions of yen)

Item	This Interim Fiscal Year (August 20, 2003)			Previous Interim Fiscal Year (August 20, 2002)			Condensed Balance Sheet (February 20, 2003)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Assets)			%			%			%
I Current Assets									
Cash on hand and in bank	20,422			18,824			19,754		
Notes receivable and accounts receivable	308			310			374		
Accounts receivable	12,536			9,029			11,305		
Merchandise inventories	112,714			109,618			114,746		
Others	41,020			53,101			41,534		
Allowance for doubtful accounts	(129)			(225)			(202)		
Total Current Assets		186,871	19.5		190,658	19.5		187,513	20.0
II Fixed Assets									
Tangible Fixed Assets									
Buildings	220,840			223,547			216,445		
Land	88,384			91,682			88,002		
Others	45,650			48,329			46,002		
Total tangible fixed assets		354,875	36.9		363,559	37.2		350,450	37.4
Intangible Fixed Assets		23,272	2.4		17,860	1.8		20,968	2.2
Investments and other assets									
Investment securities	46,473			57,214			33,994		
Stock of affiliated companies	99,213			78,200			98,679		
Deposits	199,339			218,097			198,061		
Others	86,760			79,515			84,450		
Allowance for doubtful accounts	(36,456)			(28,120)			(37,006)		
Total of investments and other assets		395,330	41.2		404,906	41.5		378,179	40.4
Total fixed assets		773,478	80.5		786,325	80.5		749,598	80.0
Total of Assets		960,350	100.0		976,984	100.0		937,112	100.0
(Liabilities)			%			%			%
I Current Liabilities									
Notes	66,813			65,568			78,211		
Accounts-trade	113,129			103,851			97,490		
Short-term borrowings (other than commercial paper)	6,102			6,733			12,502		
Current position of long-term debt	14,821			19,784			19,569		
Current position of convertible bonds				4,507					
Income tax payable	889			7,750			9,257		
Deposits received	58,430			56,647			38,047		
Reserves for remuneration	5,218			6,511			4,034		
Provision for store closing expenses	3,182						2,739		
Others	96,716			100,332			90,908		
Total current liabilities		365,303	38.0		371,687	38.0		352,761	37.6
II Fixed Liabilities									
Bonds	85,000			85,000			85,000		
Long-term debt	87,966			79,944			77,149		
Reserves for retirement grants	19,827			45,688			18,446		
Reserves for retirement grants for retiring Directors and Corporate Auditors				478			515		
Provision for loss of investments	10,408			16,408			11,322		
Provision for store closing expenses	2,678						3,818		
Provision for contingent liabilities	1,204			632			1,297		
Deposits	95,342			94,839			92,694		
Total Fixed Liabilities		302,429	31.5		322,992	33.1		290,244	31.0
Total of Liabilities		667,733	69.5		694,679	71.1		643,005	68.6

Item	This Interim Fiscal Year (August 20, 2003)			Previous Interim Fiscal Year (August 20, 2002)			Condensed Balance Sheet (February 20, 2003)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Equity)			%			%			%
I Common stock		51,296	5.4		49,057	5.0		51,296	5.5
II Capital surplus									
Additional paid-in capital	117,235			114,998			117,235		
Other capital surplus	0								
Total capital surplus		117,235	12.2		114,998	11.8		117,235	12.5
III Retained earnings									
Legal reserve	11,770			11,770			11,770		
Voluntary reserve	101,041			91,357			91,357		
Unappropriated retained earnings	9,931			12,208			22,504		
Total retained earnings		122,742	12.8		115,335	11.8		125,632	13.4
IV Unrealized gain on available-for-sale securities		2,015	0.2		3,508	0.4		604	0.1
V Treasury stock		(673)	(0.1)		(595)	(0.1)		(662)	(0.1)
Total of equity		292,616	30.5		282,304	28.9		294,106	31.4
Total of Liabilities and Equity		960,350	100.0		976,984	100.0		937,112	100.0

PROFIT AND LOSS STATEMENT <AEON>

(unit: millions of yen)

Item	This Interim Fiscal Year [February 21, 2003 – August 20, 2003]			Previous Interim Fiscal Year [February 21, 2002 – August 20, 2002]			Condensed Profit and Loss Statement of Previous Fiscal Year [February 21, 2002 – February 20, 2003]		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
			%			%			%
I Net sales		811,791	100.0		783,306	100.0		1,621,229	100.0
II Cost of sales		607,536	74.8		581,687	74.3		1,200,558	74.1
Gross profit on sales		204,254	25.2		201,618	25.7		420,670	25.9
III Rental and other revenues		41,781	5.1		39,144	5.0		79,981	5.0
Gross profit		246,036	30.3		240,763	30.7		500,652	30.9
IV Selling, general and administrative expenses		241,012	29.7		229,753	29.3		468,431	28.9
Operating income		5,023	0.6		11,009	1.4		32,220	2.0
V Non-operating income		6,752	0.8		5,376	0.7		8,365	0.5
VI Non-operating expenses		2,731	0.3		3,074	0.4		6,736	0.4
Recurring profit		9,045	1.1		13,311	1.7		33,849	2.1
VII Special profit		2,728	0.3		8,183	1.0		38,441	2.4
VIII Special loss		4,474	0.5		11,289	1.4		45,050	2.8
Income before income taxes and minority interests		7,298	0.9		10,205	1.3		27,240	1.7
Current income tax	2,315			8,248			10,756		
Deffered income tax	451	2,766	0.3	(4,846)	3,401	0.4	(617)	10,139	0.6
Net income		4,532	0.6		6,804	0.9		17,101	1.1
Unappropriated retained earnings at beginning of the period		5,399			5,403			5,403	
Unappropriated retained earnings at end of the period		9,931			12,208			22,504	

Important Accounting Principles

[Translation Omitted]

Amendments in Accounting Principles

[Translation Omitted]

Amendments in Indication Method

[Translation Omitted]

Additional Information

[Translation Omitted]

Footnotes

[Translation Omitted]

November 10, 2003

To Whom It May Concern

Company Name: Posful Co., Ltd.
Representative: President & Representative Director: Yuichi Okawa
(Code: 7512, Tokyo Stock Exchange, 1st Section, Sapporo Stock Exchange)
Company Name: AEON Co., Ltd.
Representative: President & Representative Operating Officer: Motoya Okada
(Code: 8267, Tokyo, Osaka and Nagoya Stock Exchanges, 1st Section)

On Business and Capital Tie-up

Posful Co., Ltd. and AEON Co., Ltd. agreed on business and capital tie-up and we hereby announce it.

(Translation Omitted)

1. Major Contents of Business Tie-up

Both companies shall establish a "project team" by each business segment to consult and carry out the building up of cooperative relations related to the following matters.

(Translation Omitted)

2. Capital Tie-up

(1) In order to deepen the link between the companies, in connection with promotion of business tie-up set forth in the above, AEON shall for the time being within one (1) month further acquire the shares of Posful, so that together with shareholding of AEON Group companies, shareholding shall be 30% of the outstanding shares of Posful. As to specific method of acquisition, both companies shall promptly discuss and carry it out.

(2) Both companies may review and strengthen capital tie-up depending on the progress of business tie-up.

3. Personnel Exchange of Officers

(Translation Omitted)

4. Outline of Companies (at the end of February 20, 2003)

(1) Posful Co., Ltd.

Head Office: Minami 1-10, Hondoori 21-chome, Shiroishi-ku, Sapporo-shi

Incorporation: April 1978

Capital: ¥4,099 million (total number of outstanding shares: 24,489 thousand shares)

Operating revenue: ¥131,300 million

Ordinary income: 2,900 million

Number of Stores: 20 stores (as of November 2003)

Number of Employees: 1,222 persons

Representative: President & Representative Director: Yuichi Okawa

Vice President & Representative Director: Seisuke Sugai

(2) AEON Co., Ltd.

(Translation Omitted)

[Contact related to this matter]

(Translation Omitted)

November 25, 2003
AEON Co., Ltd.

Merger of Two Subsidiaries

Gourmet D'or Co., Ltd. (hereinafter referred to as "Gourmet D'or") and Jack Co., Ltd. (hereinafter referred to as "Jack"), 100% subsidiaries of AEON Co., Ltd., both of which are engaged in the restaurant business, passed a resolution by a meeting of the board of directors, held this day that both companies would merge as of January 21, 2004, and we hereby announce it.
(Translation Omitted)

1. Details of Merger
(1) Schedule of Merger
(Translation Omitted)

(2) Method of Merger Jack Co., Ltd. shall be the surviving company.

(3) Consolidated Ratio (conversion into former face value of ¥50)

Company name	Jack (surviving company)	Gourmet D'or (predecessor company)
Consolidated Ratio	1	1

(Note) 1. Allocation ratio of shares

To one share of common stock of Gourmet D'or (former face value ¥500), 0.1 share of common stock of Jack shall be allocated and issued.

(Note) 2. Number of shares to be issued in connection with merger: Common stock: 760,000 shares

2. Outline of Merging Companies

Trade Name	Jack (surviving company)	Gourmet D'or (predecessor company)
Date of Incorporation	July 18, 1964	March 22, 1967
Address of Head Office	Yokkaichi-shi, Mie Prefecture	Mihama-ku, Chiba-shi
Representative	Taira Kanda	Tadanori Deguchi
Capital	¥50 million	¥480 million
Operating revenue	Approximately ¥2,200 million	Approximately ¥20,300 million
Business Line	Operation of fast food chain and deployment of food codes in shopping centers	Operation of chain system restaurants and deployment of catering services in companies
Number of employees	369 persons	3,650 persons

* Operating revenue is forecast for FY2003. Number of employees is as of August 20, 2003.

III. Status after Merger

(1) Trade Name: Gourmet D'or Co., Ltd.

(2) Address of Head Office: Mihama-ku, Chiba-shi

(3) Representative: President & Director: Tadanori Deguchi

(4) Capital: ¥480 million

(5) Total number of outstanding shares: 860 thousand shares

[Contact address]

(Translation Omitted)

November 28, 2003
Reorganized Company: MYCAL CORPORATION
AEON Co., Ltd.

Investment of AEON in MYCAL

MYCAL and other eight companies will be merged as of December 1

AEON Co., Ltd. (hereinafter referred to as "AEON") completed this day the payment of capital contributions of ¥20 billion to a reorganized company MYCAL CORPORATION (hereinafter referred to as "MYCAL") and other eight companies and we hereby announce it.

(Translation Omitted)

1. Outline of MYCAL and other eight companies (As of September 30, 2003)

Trade Name	MYCAL	MYCAL General Development	West General Development
Date of Incorporation	November 8, 1963	November 8, 1993	December 28, 1992
Address of head office	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi
Representative	Receiver: Motoya Okada, Receiver: Hideo Seto		
Capital	¥74,024,465,622	¥2,000,000,000	¥10,000,000
Operating revenue	¥742,700,000,000	¥40,600,000,000	¥3,500,000,000
Number of employees	25,738	16	0

Trade Name	Heart Real Estate	MYCAL Kyoyu	VIVRE Kyoyu
Date of Incorporation	December 24, 1993	September 27, 1993	December 15, 1977
Address of head office	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi	1-3-1, Chuo, Aoba-ku, Sendai-shi
Representative	Receiver: Motoya Okada, Receiver: Hideo Seto		
Capital	¥20,000,000	¥1,150,000,000	¥82,000,000
Operating revenue	¥4,000,000,000	¥20,600,000,000	¥1,800,000,000
Number of employees	0	18	3

Trade Name	Amenity Tank	Cosmony	MYCAL Minami-Kanto
Date of Incorporation	January 10, 1991	May 15, 1989	April 24, 1980
Address of head office	8-5-30 Akasaka, Minato-ku, Tokyo	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi	122 Sakai-machi, Sarushima-gun, Ibaraki Prefecture
Representative	Receiver: Motoya Okada, Receiver: Hideo Seto		
Capital	¥430,000,000	¥6,000,000,000	¥100,000,000
Operating revenue	¥2,000,000,000	¥4,100,000,000	¥7,900,000,000
Number of employees	0	0	275

2. Decrease in Capital

Company Name	Capital to be decreased	Number of outstanding shares to be cancelled
MYCAL	¥74,024,665,622	317,534,655 shares
MYCAL General Development	¥2,000,000,000	40,000 shares
West General Development	¥10,000,000	200 shares
Heart Real Estate	¥20,000,000	400 shares
MYCAL Kyoyu	¥1,150,000,000	8,000 shares
VIVRE Kyoyu	¥82,000,000	4,000 shares
Amenity Tank	¥430,000,000	8,600 shares
Cosmony	¥6,000,000,000	120,000 shares
MYCAL Higashi-Kanto	¥100,000,000	200,000 shares

*Effective date of capital decrease shall be November 29, 2003.

3. Issue of Shares by Payment
(Translation Omitted)

4. Matters related to New Shares after Merger

(1) MYCAL shall issue new shares as follows in connection with consolidation of reorganized eight companies.
①Type: Common stock
②Number of shares to be issued: 1,600 shares
③Issue price: ¥50,000 per share

(2) Allotment of consolidated new shares to AEON, a shareholder of reorganized eight companies, shall be made by allocating 1 share of consolidated shares to each share of reorganized eight companies.

5. Status after Merger

(1) Trade Name:	MYCAL CORPORATION
(2) Address of Head Office:	3-1-30 Kyutaro-machi, Chuo-ku, Osaka-shi
(3) Representative:	Receiver, Motoya Okada, Receiver, Hideo Seto
(4) Capital:	¥20 billion
(5) Total number of outstanding shares:	400 thousand shares
(6) Number of stores:	113 stores

6. Forecast of business results of MYCAL and impact on the consolidated business results of AEON for the current period.

After making MYCAL and other eight companies its wholly owned subsidiaries, AEON will incorporate the income of MYCAL and other eight companies in the 4th quarter thereafter into the consolidated business results in the current period (February 21, 2003 to February 20, 2004).

(Unit: millions of yen)

	Forecast of the 4th quarter in the period ending February 29, 2004 (December 1, 2003 to February 29, 2004)	Forecast of the full-year in the period ending February 28, 2005 (March 1, 2004 to February 28, 2005)
Operating revenue	185,710	704,880
Operating income	3,000	14,970
Ordinary income	2,800	14,620
Pretax current income	1,700	12,410

*Forecast of total assets at the end of year ending February 29, 2004 is ¥394,000 million.

[Contact related to this matter]
(Translation Omitted)

November 28, 2003
Reorganized Company: MYCAL KYUSHU CORPORATION
AEON Co., Ltd.

Decrease and Increase in Capital of MYCAL KYUSHU
AEON made payment of capital of ¥600 million

AEON Co., Ltd. (hereinafter referred to as "AEON") completed payment of capital of ¥600 million to reorganized company, MYCAL KYUSHU CORPORATION (hereinafter referred to as "MYCAL KYUSHU") and we hereby announce it.

(Translation Omitted)

1. Decrease in Capital
   (1) Capital amount: ¥400 million
   (2) Method: Cancel current 800 thousand shares of outstanding shares (common stock) without consideration.
   (3) Effective Date: November 29, 2003

2. Issue of New Shares
   (1) Type of shares: Common stock
   (2) Number of shares to be issued: 18,000 shares
   (3) Issue Price: ¥50,000 per share

(4) Allocated parties of new shares (Translation Omitted)

(5) Effective date of capital increase

3. Forecast of business results of MYCAL KYUSHU and impact on the current consolidated business results of AEON

After making MYCAL KYUSHU one of its subsidiaries, AEON will thereafter incorporate the results of the 4th quarter into the current consolidated business results (February 21, 2003 to February 20, 2004).

	Forecast of the 4th quarter in the period ending February 29, 2004 (December 1, 2003 to February 29, 2004)	Forecast of the full-year in the period ending February 28, 2005 (March 1, 2004 to February 28, 2005)
Operating revenue	16,000	53,900
Operating income	330	500
Ordinary income	335	510
Pretax current income	335	510

*Forecast of total assets at the end of year ending February 29, 2004 is ¥19,500 million.

[Contact related to this matter]
(Translation Omitted)

November 28, 2003
Reorganized Company: MYCAL CORPORATION
AEON Co., Ltd.

Investment of AEON in MYCAL

MYCAL and other eight companies will be merged as of December 1

(Translation omitted as it is same as Press Release titled "On Investment of AEON in MYCAL MYCAL and other eight companies will be merged as of December 1" dated November 28, 2003 referred in Exhibit B 19. Press Release 21))



November 28, 2003
Reorganized Company: MYCAL KYUSHU CORPORATION
AEON Co., Ltd.

Decrease and Increase in Capital of MYCAL KYUSHU
AEON made payment of capital of ¥600 million

(Translation omitted as it is same as Press Release titled "On Decrease and Increase in Capital of MYCALKYUSHU AEON made payment of capital of ¥600 million" dated November 28, 2003 referred in Exhibit B 19. Press Release 22))

December 10, 2003

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Outline of Business Results in the 3rd Quarter of Period ending February 20, 2004 (Reference)

(Translation Omitted)

Consolidated Business Results in the 3rd Quarter (from August 21, 2003 to November 20, 2003)

	Business results	Quarter-to-quarter basis
Operating revenue	824,500,000,000	108.4%
Operating income	16,600,000,000	90.5%

(Translation Omitted)

NEWS RELEASE
February 16, 2004
Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Notice of Application for Delisting of Shares

The Company decided to carry out application for delisting of common stocks and shares (depositary shares) currently listed on five stock exchanges and we hereby announce it.

1. Stock Exchanges to which the Company carrie out application for delisting
   Osaka Stock Exchange, Nagoya Stock Exchange, Frankfurt Stock Exchange, Dusseldorf Stock Exchange, and Luxembourg Stock Exchange (total five Exchanges)
2. Reasons for Application for Delisting
   The volume of trading of our shares is small and the impact of delisting on shareholders and investors is expected to be minor.
3. Listed Stock Exchange other than Stock Exchanges to which the Company carries out Application for Delisting
   Tokyo Stock Exchange
4. Scheduled Date of Application for Delisting and Time of Delisting
   (Translation Omitted)

AEON Co., Ltd. Corporate Communication Department
(August 21, 2001 Name changed from JUSCO Co., Ltd.)
1-5-1 Nakase Mihama-ku Chiba-shi 261-8515
Tel 043-212-6061 Fax 043-212-6804
Website:http://www.aeongroup.net

Planting Seeds of Growth
We are AEON

February 19, 2004
AEON Co., Ltd.

Transfer of Management Rights of Royal Cosmo Co., Ltd.

We transfer the management rights of Royal Cosmo Co., Ltd., one of our subsidiaries to Yamano Holding Corporation and we hereby announce it.

(Translation Omitted)

1. Time and Method of Transfer of Management Right
   By February 19, 2004, all the shares of Royal Cosmo Co., Ltd. held by AEON and our subsidiaries shall be transferred to Royal Cosmo Co., Ltd. and Yamano Holding Corporation.

2. Breakdown of Transferred Shares (shareholding ratio)

AEON Co., Ltd.	60,000 shares (24.0%)
Certo Co., Ltd.	151,500 shares (60.6%)
Tachibana Department Store Co., Ltd.	15,000 shares (6.0%)
Total	226,500 shares (90.6%)

3. Outline of Royal Cosmo Co., Ltd.

Head Office:	10-19 Hakataekimae 2-chome, Hakata-ku, Fukuoka-shi, Fukuoka Prefecture
Incorporation:	January 1981
Business Line:	Sale of health related goods and cosmetics business
Capital:	¥250 million
Operating revenue:	¥5,246 million (Period ended January 31, 2003)
Representative:	President & Representative Director: Yoshiharu Nishitani

4. Outline of Yamano Holding Corporation

Head Office:	1-30-7 Yoyogi, Shibuya-ku, Tokyo
Incorporation:	February 1987
Business Line:	As a pure holding company, development of management strategy and business management of business subsidiaries
Capital:	¥1,183 million
Operating revenue:	¥33,065 million (Period ended March 31, 2003)
Representative:	President & Representative Director: Saburo Ishizuka

[Contact related to this matter]

February 20, 2004

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi

Correction of Forecast of Consolidated Business Results of Our Subsidiary (MAXVALUE NISHINIHON CO., LTD.)

On the basis of recent business trend results, we have corrected as per the attachment, the forecast of full-year business results of MAXVALU NISHINIHON Co., Ltd., one of our subsidiaries, for the period ending February 20, 2004 (February 21, 2003 to February 20, 2004), which was announced at the time of announcement of interim accounting as of October 2, 2003, and we hereby announce it.

February 20, 2004

To Whom It May Concern:

Company Name: MAX VALUE NISHINIHON Co., Ltd.
Name of Representative: President & Director: Akihiko Harada
(Code No. 8287 (Osaka second section)
Contact: Business Management Department
Manager: Tomofumi Ido
(TEL: 0792-83-5294)

Notice of Correction of Forecast of Business Results

On the basis of recent business trend results, we have corrected the forecast of full-year business results, announced at the time of announcement of interim accounting as of October 2, 2003, and we hereby announce it.

1. Correction of forecast of interim business results in the period ending February 20, 2004 (February 21, 2003 to August 20, 2003)

(Unit: millions of yen)

	Operating revenue	Ordinary income	Current net income
Forecast announced last time (A)	176,000	4,500	2,140
Corrected forecast this time (B)	170,103	3,001	1,238
Increase or decrease (B-A)	△5,897	△1,499	△902
Increase or decrease ratio (%)	△3.4%	△33.3%	△42.1%
Results of previous period (interim period of year ended February 20, 2003)	168,589	4,485	2,137

2. Reasons for Correction

(Translation Omitted)

April 7, 2004

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

Determination of Nominees for Directors and Operating Officers

The Company determined nominees for Directors by a resolution of the Nomination Committee held this day, and we hereby announce it together with nominees for Operating Officers.

In this connection, Directors will be appointed by a resolution of the General Meeting of Shareholders to be held May 19, 2004 and Chairperson of the Board and Operating Officers will be appointed by a resolution of the Board of Directors, to be held also on the same day.

1. Nominees for Directors (current)
   All current eight (8) Directors are expected to be re-appointed.
   (Translation Omitted)

2. Nominees for Operating Officers (current)
   (Translation Omitted)

3. Retiring Operating Officers
   (Translation Omitted)

4. New Nominees for Operating Officers
   (Translation Omitted)

April 7, 2004

Brief Statement of Annual Financial Results for the Fiscal Year ended February 2004

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)

Telephone: +81-43-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account: April 7, 2004

US GAAP: Not applicable

1. Consolidated Earnings of Fiscal Year ended February 2004 (February 21, 2003~February 20, 2004)

(1) Consolidated Operating Result

	Net Sales		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year ended February 2004	3,546,215	(14.9)	132,212	(0.0)	131,354	(3.1)
Fiscal Year ended February 2003	3,086,504	(5.2)	132,172	(10.9)	127,431	(11.0)

	Net Income		Net Income per Share	Net Income per Share after adjustment of potential shares	ROE	ROA (Recurring Profit Basis)	Recurring Profit Ratio of Net Sales
	Millions of yen	(%)	Yen	Yen	%	%	%
Fiscal Year ended February 2004	55,316	(7.9)	165.57	—	12.2	5.7	3.7
Fiscal Year ended February 2003	51,257	—	154.86	153.89	12.6	6.4	4.1

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit and Loss:
Fiscal Year ended February 2004 652 (millions of yen)
Fiscal Year ended February 2003 △888 (millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):
Fiscal Year ended February 2004 333,024,536 shares
Fiscal Year ended February 2003 330,988,585 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Net Sales, Operating Income, Recurring Profit and Net Income show the rate change compared to previous period.

(2) Consolidated Financial Condition

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share	
	Millions of Yen	Millions of Yen	%	Yen	sen
Fiscal Year ended February 2004	2,609,271	479,090	18.4	1,438	08
Fiscal Year ended February 2003	2,013,067	426,359	21.2	1,280	24

Note Number of shares outstanding on term end (consolidated):
Fiscal Year ended February 2004 333,021,215 shares
Fiscal Year ended February 2003 333,029,488 shares

(3) Conditions of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended February 2004	174,050	74,083	△63,020	281,723
Fiscal Year ended February 2003	124,396	△82,062	△37,856	96,793

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 129

Equity Method Affiliates: 28

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 29

Excluded Consolidated Subsidiaries: 11

New Equity Method Affiliates: 9

Excluded Equity Method Affiliates: 10

2. Forecast of Consolidated Earnings Fiscal Year ending February 2005 (February 21, 2004~February 20, 2005)

	Net Sales	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year	2,000,000	60,000	63,000	23,000
Whole Fiscal Year	4,100,000	157,000	160,000	66,000

[Footnotes: Translation Omitted]

(Attachment)

Status of Business Group



<<GENERAL MERCHANDISE STORE>>
(GMS)
Consolidated Subsidiaries
ÆON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
ÆON STORES (HONG KONG) CO. LTD.
JAYA JUSCO STORES BHD.
Mycal
+7 others
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
+4 others
Equity-Method Affiliates
Inageya Co., Ltd.
Kasumi Co., Ltd.
Posful Corporation
(GMS)
ÆON Co., Ltd.
(A Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
Equity-Method Affiliates
JR Shikoku MS Network Co., Ltd.
Supply of merchandise
Supply of merchandise
(Other Retail Stores)
Consolidated Subsidiaries
Tachibana Department Store Co., Ltd. (Department Store)
+2 others
Equity-Method Affiliates
Sunday Co., Ltd. (Homecenter)
+ 2 others
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
ÆON Forest Co., Ltd.
+22 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
Green Cross Core Co., Ltd
Kraft Inc.
+2 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
ÆON Co., Ltd.
Consolidated Subsidiaries
ÆON Mall Co., Ltd.
+19 others
Equity-Method Affiliates
Diamond City Co., Ltd.
+ 8 others
<<Service and Other Operations>>
Consolidated Subsidiaries
ÆON Credit Service Co., Ltd.
ÆON Credit Service (Asia) Co., Ltd.
ÆON Thana Sinsap (Thailand) Plc. (Finance)
ÆON Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
Japan Maintenance Co., Ltd.
ÆON Techno Service Co., Ltd. (Maintenance)
Aic Co., Ltd. (Import and Export and Wholesale trade)
+48 others
Equity-Method Affiliates total 6

[Footnotes: Translation Omitted]

<u>Management Policy</u>

1. Basic Management Policy
[Translation Omitted]

2. Basic Policy related to Profit Dividend
[Translation Omitted]

3. Concepts and Policies related to the Reduction of the Investment Unit
[Translation Omitted]

4. Medium and Long Term Management Strategy
[Translation Omitted]

(1) Long Term Aim: to Realize "Global 10" and aim to become world-class
[Translation Omitted]

(2) Medium Term Management Strategy
[Translation Omitted]

① Creation of Business Ground towards Group Growth
[Translation Omitted]

② Promotion of Financial Strategy
[Translation Omitted]

5. Basic Concepts related to Corporate Governance and its Status of the Implementation of Measures
[Translation Omitted]

(1) Basic Concepts
[Translation Omitted]

(2) Status of the Implementation of Measures
[Translation Omitted]

① Managerial Decision-Making, Organization of Management related to Executive and Supervisor, Corporate Governance Structure
【Business and Affairs of ÆON Co., Ltd./Mechanism of Monitoring】
[Translation Omitted]

② Status of the Implementation of Measures towards the Effort of the Enrichment of Corporate Governance within the Last Year

(1) Transition to the Company-with-Committees
[Translation Omitted]

(2) Status of the Implementation of Measures of Committees etc.
[Translation Omitted]

(3) Enrichment of Internal Control System Supporting Corporate Governance

[Translation Omitted]

Operating Results and Financial Conditions

1. Operating Results

(1) Outline of Current Period

① Status of General Performance

[Translation Omitted]

② Status of Segments by Types of Business

[Translation Omitted]

(2) New Implementation Matters of Current Period

【Promotion of the Continuation of Group Infrastructure】

[Translation Omitted]

【Reform of Retirement Allowance/Pension System】

[Translation Omitted]

【Delisting of Shares on Securities Exchange】

[Translation Omitted]

(3) Environmental Conservation・Social Action Program

[Translation Omitted]

(4) Prospect of Next Period

[Translation Omitted]

① Creation of Global Standard Supply Chain

[Translation Omitted]

② Realization of Best Local

[Translation Omitted]

③ Innovation of the Business Category of Stores

[Translation Omitted]

(Consolidation of Next Period/Prospect as a Unit)

[Translation Omitted]

2. Financial Conditions

[Translation Omitted]

CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	This Consolidated Fiscal Year (Feburuary 20, 2004)			Previous Consolidated Fiscal Year (Feburuary 20, 2003)			
	Amount		Ratio	Amount		Ratio	
(Assets)			%			%	
I Current Assets							
1 Cash on hand and in bank		286,588			103,224		
2 Notes receivable and accounts receivable		173,763			178,362		
3 Securities		4,283			9,155		
4 Merchandise inventories		267,066			209,021		
5 Deferred tax assets		16,706			12,663		
6 Financial loan		304,293			266,312		
7 Others		90,099			65,524		
Allowance for doubtful accounts		(16,353)			(12,985)		
Total Current Assets		1,126,447	43.2		831,279	41.3	
II Fixed Assets							
(1) Tangible Fixed Assets							
1 Buildings and structures	1,037,813			867,133			
Accumulated depreciation	477,361	560,451		391,719	475,414		
2 Furniture and fixtures	234,899			195,685			
Accumulated depreciation	151,058	83,841		128,070	67,614		
3 Land		247,111			184,159		
4 Construction in progress		9,610			6,111		
5 Others	1,110			1,120			
Accumulated depreciation	796	314		723	396		
Total tangible fixed assets		901,329	34.5		733,697	36.4	
(2) Intangible Fixed Assets							
1 Software		27,956			-		
2 Others		33,555			-		
Total Intangible Fixed Assets		61,512	2.4		50,279	2.5	
(3) Investments and other assets							
1 Investment securities		114,867			80,544		
2 Deferred tax assets		33,376			35,229		
3 Guaranty money deposits		334,126			260,655		
4 Temporary account for lease		3,288			1,997		
5 Others		112,714			41,390		
Allowance for doubtful accounts		(78,391)			(22,010)		
Total investment and other assets		519,981	19.9		397,807	19.8	
Total fixed assets		1,482,823	56.8		1,181,784	58.7	
III Deferred Assets		-			2	0.0	
Total of Assets		2,609,271	100.0		2,013,067	100.0	

Item	This Consolidated Fiscal Year (February 20,2004)		Previous Consolidated Fiscal Year (February 20, 2003)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes and accounts - trade	480,589		334,134	
2 Short-term borrowings (other than commercial paper)	93,182		82,779	
3 Curernt position of long-term debt	78,674		94,593	
4 Commercial paper	33,000		41,000	
5 Income tax payable	26,654		29,046	
6 Reserves for remuneration	8,629		7,618	
7 Provision for store closing expenses	4,105		4,440	
8 Current position of reorganization claims etc.	48,040		-	
8 Note payable for properties	42,013		33,315	
9 Others	212,545		142,377	
Total current liabilities	1,027,435	39.4	769,307	38.2
II Fixed Liabilities				
1 Bonds	137,915		127,760	
2 Long-term debt	367,228		350,146	
3 Deferred tax liabilities	8,762		6,716	
4 Reserves for retirement grants	64,100		30,698	
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,654		2,167	
6 Provision for store closing expenses	3,886		3,818	
7 Provision for contingent liabilities	3,804		1,297	
8 Reorganization claims etc.	94,314		-	
9 Deposits in contract	147,580		137,396	
10 Negative goodwill	87,904		1,652	
11 Others	8,955		4,210	
Total Fixed Liabilities	926,106	35.5	665,862	33.1
Total of Liabilities	1,953,542	74.9	1,435,169	71.3
(Minority Interests)				
Minority Interests	176,638	6.7	151,537	7.5
(Equity)				
I Common stock	51,296	2.0	51,296	2.5
II Capital surplus	117,235	4.5	117,235	5.8
III Retained earnings	300,101	11.5	252,043	12.5
IV Unrealized gain on available-for-sale securities	14,185	0.5	3,360	0.2
V Foreign currency translation adjustments	(3,041)	(0.1)	3,085	0.2
VI Treasury stock	(687)	0.0	(662)	0.0
Total of equity	479,090	18.4	426,359	21.2
Total of Liabilities, Minority Interests and Equity	2,609,271	100.0	2,013,067	100.0

CONSOLIDATED PROFIT AND LOSS STATEMENT

(unit: millions of yen)

Item	This Consolidated Fiscal Year [February 21, 2003 – February 20, 2004]			Previous Consolidated Fiscal Year [February 21, 2002 – February 20, 2003]		
	Amount		Ratio	Amount		Ratio
			%			%
I Net sales		3,258,628	100.0		2,853,795	100.0
II Cost of sales		2,343,430	71.9		2,029,594	71.1
Gross profit on sales		915,198	28.1		824,200	28.9
III Rental and other revenues		287,587	8.8		232,709	8.1
Gross profit		1,202,785	36.9		1,056,909	37.0
IV Selling, general and administrative expenses						
1 Advertiseing expenses	68,249			63,374		
2 Provision for allowance for doubtful accounts	24,274			13,590		
3 Salaries	369,288			327,222		
4 Provision for reserve for retirement grants	8,629			7,618		
5 Statutory wellfare expenses	57,576			49,419		
6 Utilities cost	56,482			46,859		
7 Allowance for depreciation	77,978			70,250		
8 Maintenance cost	66,439			50,762		
9 Rent	164,546			133,549		
10 Others	177,106	1,070,573	32.8	162,091	924,737	32.4
Operating income		132,212	4.1		132,172	4.6
V Non-operating income						
1 Interest	1,006			988		
2 Interest dividends income	738			705		
3 Provision for consolidation adjustment	2,158			988		
4 Investment gain from equity method	652			-		
5 Penalties from tenants	1,028			1,242		
6 Insurance paid	638			925		
7 Others	4,557	10,781	0.3	3,877	8,728	0.3
VI Non-operating expenses						
1 Interest expense	7,437			8,317		
2 Investment loss from equity method	-			888		
3 Others	4,202	11,639	0.4	4,263	13,469	0.4
Recurring profit		131,354	4.0		127,431	4.5
VII Special profit						
1 Gain on sale of fixed assets	1,260			1,647		
2 Gain on sale of investment securities	5,716			6,628		
3 Gain on exemption from future pension obligations of the governmental program	-			35,900		
4 Gain on provision for store closing expenses	1,566			-		
5 Others	5,028	13,571	0.5	1,876	46,053	1.6
VIII Special loss						
1 Loss from retirement of fixed assets	3,805			6,239		
2 Provision for allowance for doubtful accounts	2,608			8,254		
3 Appraisal loss from investment	-			1,532		
4 Loss from store closing	1,577			2,357		
5 Write-off cost for fixed assets	780			9,330		
6 Provision for provision for store closing expenses	660			7,997		
7 Others	9,775	19,207	0.6	14,387	50,099	1.8
Income before income taxes and minority interests		125,718	3.9		123,385	4.3
Current income tax	48,124			48,627		
Deffered income tax	(498)	47,625	1.5	1,992	50,620	1.8
Minority interests in net income		22,777	0.7		21,507	0.7
Net income		55,316	1.7		51,257	1.8

STATEMENT OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Consolidated Fiscal Year [Feburuary 21, 2003 – Feburuary 20, 2004]		Previous Consolidated Fiscal Year [Feburuary 21, 2002 – Feburuary 20, 2003]	
	Amount		Amount	
Capital surplus				
I Initial balance of capital surplus		117,235		114,983
II Increase in capital surplus				
1 Gain on disposal of treasury stocks	0		-	
2 Increase arising from conversion of convertible bonds	-	0	2,251	2,251
III Closing Balance of capital surplus		117,235		117,235
Retained earnings				
I Initial Balance of retained earnings		252,043		208,993
II Increase in retained earnings				
1 Net Income	55,316		51,257	
2 Increase arising from application of US GAAP	441	55,758	-	51,257
III Decrease in retained earnings				
1 Dividends	7,326		7,282	
2 Bonus to directors and corporate auditors	373		297	
3 Decrease arising from application of US GAAP	-	7,699	627	8,207
IV Closing balance of retained earnings		300,101		252,043

STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	This Consolidated Fiscal Year (Feburuary 21, 2003 – Feburuary 20, 2004) Amount	Previous Consolidated Fiscal Year (Feburuary 21, 2002 – Feburuary 20, 2003) Amount
I Cash Flow from Operating Activities		
Income before income taxes and minority inter	125,718	123,385
Depreciation expenses	78,191	72,975
Amortization of fixed assets	780	9,330
Amortization of consolidation adjustment	(2,158)	(988)
Increase(decrease) in allowance for doubtful accounts	(1,401)	11,284
Decrease in reserves for bonus	(663)	(295)
Increase (decrease) in employees retirement benefit	3,399	(35,515)
Increase (decrease) in provision for store closing expenses	(2,466)	8,259
Interest and dividend receivable	(1,744)	(1,694)
Interest paid	7,437	8,317
Foreign exchange gain (loss)	(33)	540
Gain(loss) on equity-method investment	(652)	888
Gain (loss) on sale of fixed assets	(1,260)	(1,647)
Gain (loss) on retirement of fixed assets	5,139	7,125
Capital gain (loss) on sale of securities	(5,142)	(6,554)
Appraisal gain (loss) on securities	126	1,532
Increase in trade receivable	(23,939)	(57,302)
Increase (decrease) in inventory assets	(4,495)	594
Increase (decrease) in cost	32,635	16,166
Increase (decrease) in other assets or debt	21,642	(2,601)
Others	788	10,218
Sub-total	231,899	164,020
Interest and dividend received	1,913	1,855
Interest paid	(7,423)	(8,269)
Income taxes, etc.	(52,338)	(33,210)
Cash Flow from Operating Activities	174,050	124,396
II Cash Flow from Investing Activities		
Purchases of marketable securities	(8,899)	(9,286)
Proceeds from sale of marketable securities	13,973	6,219
Purchases of properties	(133,239)	(98,236)
Proceeds from sale of properties	26,492	39,849
Purchases of investment securities	(19,431)	(24,362)
Proceeds from sale of investment securities	2,578	656
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries	195,476	(528)
(Payments for) proceeds from sales of consolidated subsidiaries	(1,156)	6,221
Payments for fixed leasehold deposits to	(20,735)	(21,300)
Collection of fixed leasehold deposits to	15,700	15,722
Proceeds from lease deposits from lessers	34,389	12,493
Repayments of lease deposits from lessers	(29,636)	(12,734)
Others	(1,427)	3,223
Cash Flow from Investing Activities	74,083	(82,062)

Item	This Consolidated Fiscal Year [February 21, 2003 – February 20, 2004]	Previous Consolidated Fiscal Year [February 21, 2002 – February 20, 2003]
	Amount	Amount
III Cash Flow from Financing Activities		
Net increase (decrease) in short-term	(126)	(49,208)
Proceeds from long-term borrowing	101,697	88,187
Repayments of long-term borrowing	(107,759)	(86,016)
Proceeds from issue of bonds	9,934	17,785
Repayments of redemption of bonds	(25)	(31)
Reimbursements of reorganization claims etc.	(66,080)	-
Proceeds from issuance of subsidiaries' stock	4,592	5,928
Repurchases of subsidiaries' stock	(3,196)	(2,572)
Dividneds paid	(7,326)	(7,282)
Dividends paid to minority shareholders	(4,700)	(4,388)
Others	9,969	(256)
Cash Flow from Financing Activities	(63,020)	(37,856)
IV Foreign currency translation adjustment	(2,468)	(2,568)
V Net increase in cash and cash equivalents	182,645	1,908
VI Initial cash and cash equivalents	96,793	94,884
VII Initial cash and cash equivalents held by new consolidated subsidiaries	2,284	-
VIII Closing balance of cash and cash equivalents	281,723	96,793

Important Matters in Forming the Basis of Preparing the Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

April 7, 2004

Brief Statement of Annual Financial Results for the Fiscal Year ended February 2004

(Non-consolidated)

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.group.net

Representative: Motoya Okada, President and Representative Director

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)

Telephone: +81-043-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

April 7, 2004

Date of the Regular General Meeting of Shareholders:

May 19, 2004

Interim dividend Not applicable

Adoption of unit system for shares applicable (100 shares for 1 unit)

1. Earnings of Fiscal Year ended February 2004 (February 21, 2003~February 20, 2004)

(1) Operating Result

	Net Sales	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended February 2004	1,764,365 (3.7)	24,017 (-25.5)	27,598 (-18.5)
Fiscal Year ended February 2003	1,701,210 (1.9)	32,220 (21.4)	33,849 (17.4)

	Net Income	Net Income per Share	Net Income per Share after adjustment of potential shares	ROE	ROA (Recurring Profit Basis)	Recurring Profit Ratio of Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended February 2004	15,795 (-7.6)	47.43	—	5.2	2.9	1.6
Fiscal Year ended February 2003	17,101 (—)	51.67	51.34	5.9	3.6	2.0

Note 1 Average Number of Shares Outstanding:
Fiscal Year ended February 2004 333,025,256 shares
Fiscal Year ended February 2003 330,988,585 shares

Note 2 Amendment to Accounting Method: not applicable

Note 3 The percentage indications of Net Sales, Operating Income, Recurring Profit and Net Income show the rate change compared to previous period.

(2) Condition of Dividends

	Annual Dividends per Share			Aggregate Amount of Dividends per annum	Dividends payment	Ratio of Dividends to Shareholders' Equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal Year February 2004	22.0	-	22.0	7,326	46.4	2.4
Fiscal Year February 2003	22.0	-	22.0	7,326	42.8	2.5

(3) Financial Condition

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2004	980,148	307,846	31.4	924.40
Fiscal Year ended February 2003	937,112	294,106	31.4	883.13

Note 1 Number of shares outstanding on term end:
Fiscal Year ended February 2004 333,021,215 shares
Fiscal Year ended February 2003 333,029,488 shares

Note 2 Number of treasury stock on term end:
Fiscal Year ended February 2004 253,459shares
Fiscal Year ended February 2003 245,186 shares

2. Forecast of Earnings Fiscal Year ending February 2005 (February 21, 2004~February 20, 2005)

	Net Sales	Operating Income	Recurring Profit	Net Earnings	Annual Dividends per Share		
					Interim	Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Fiscal Year	880,000	6,000	10,500	4,000	-	-	-
Whole Fiscal Year	1,820,000	33,000	37,000	19,000	-	22.0	22.0

[Footnotes: translation omitted]

Balance Sheet <AEON>

(unit: millions of yen)

Item	This Fiscal Year (Feburuary 20, 2004)			Previous Fiscal Year (Feburuary 20, 2003)			Compared with the Previous Fiscal Year
	Amount		Ratio	Amount		Ratio	
(Assets)			%			%	
I Current Assets							
1 Cash on hand and in bank		17,363			19,754		(2,391)
2 Notes receivable and accounts receivable		400			374		25
3 Accounts receivable		13,819			11,305		2,514
4 Products		119,926			114,151		5,774
5 Inventories		462			594		(131)
6 Prepaid expenses		2,774			2,388		385
7 Deferred tax assets		6,005			5,777		228
8 Accounts receivable		17,098			22,179		(5,080)
9 Current position of guaranty money deposits		5,195			5,542		(346)
10 Others		4,628			5,648		(1,019)
Allowance for doubtful accounts		(144)			(202)		58
Total Current Assets		187,530	19.1		187,513	20.0	16
II Fixed Assets							
(1) Tangible Fixed Assets							
1 Buildings	432,474			426,990			
Accumulated depreciation	214,749	217,725		210,545	216,445		1,279
2 Structures	60,420			60,782			
Accumulated depreciation	36,155	24,265		34,554	26,227		(1,962)
3 Vehicles and other transportation equipment	111			114			
Accumulated depreciation	94	17		105	9		8
4 Furniture and fixtures	71,202			70,652			
Accumulated depreciation	50,933	20,269		52,840	17,811		2,457
5 Land		87,801			88,002		(201)
6 Construction in progress		3,365			1,954		1,411
Total tangible fixed assets		353,443	36.1		350,450	37.4	2,993
(2) Intangible Fixed Assets							
1 Trade rights		3			50		(46)
2 Leasehold		4,705			5,018		(313)
3 Trade mark		530			573		(43)
4 Software		19,620			13,793		5,826
5 Rented house rights		514			549		(35)
6 Telephone subscription rights		207			206		0
7 Others		726			776		(49)
Total Intangible Fixed Assets		26,307	2.7		20,968	2.2	5,338
(3) Investments and other assets							
1 Investment securities		47,447			33,994		13,452
2 Investments in subsidiaries and affiliates		130,058			98,679		31,379
3 Investments in equity other than capital stock		5,038			5,055		(16)
4 Investments in affiliates		1,309			1,215		94
5 Long-term loans receivable		239			365		(126)
6 Deferred tax assets		32,801			26,319		6,481
7 Long-term prepaid expenses		16,970			13,219		3,751
8 Deferred tax assets		30,930			37,300		(6,370)
9 Deposits		184,645			197,515		(12,870)
10 Temporary account for lease		1,692			545		1,146
11 Others		2,450			975		1,474
Allowance for doubtful accounts		(40,715)			(37,006)		(3,709)
Total of investments and other assets		412,867	42.1		378,179	40.4	34,687
Total fixed assets		792,618	80.9		749,598	80.0	43,019
Total of Assets		980,148	100.0		937,112	100.0	43,036

Item	This Fiscal Year (Feburuary 20, 2004)		Previous Fiscal Year (Feburuary 20, 2003)		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
(Liabilities)		%		%	
I Current Liabilities					
1 Notes	79,518		78,211		1,306
2 Accounts-trade	98,670		97,490		1,180
3 Short-term borrowings (other than commercial paper)	6,057		12,502		(6,444)
4 Curernt position of long-term debt	13,902		19,569		(5,667)
5 Commercial paper	25,000		15,000		10,000
6 Other accounts payable	21,239		22,464		(1,225)
7 Accrued expenses	19,798		18,838		960
8 Income tax payable	3,922		9,257		(5,335)
9 Accrued consumption tax	4,219		3,976		243
10 Advance received	9,995				9,995
11 Deposits received	53,204		38,047		15,157
12 Reserves for remmeration	3,727		4,034		(306)
13 Provision for store closing expenses	2,488		2,739		(251)
14 Acceptance payable for facilities	18,579		14,154		4,424
15 Gift certificate	14,426		13,265		1,161
16 Others	7,484		3,209		4,275
Total current liabilities	382,233	39.0	352,761	37.6	29,472
II Fixed Liabilities					
1 Bonds	85,000		85,000		
2 Long-term debt	82,547		77,149		5,397
3 Reserves for retirement grants	20,943		18,446		2,496
4 Reserves for retirement grants for retiring Directors and Corporate Auditors			515		(515)
5 Provision for loss of investments	4,487		11,322		(6,835)
6 Provision for store closing expenses	1,708		3,818		(2,110)
7 Provision for contingent liabilities	1,447		1,297		150
8 Deposits	92,320		92,694		(374)
9 Others	1,646				1,614
Total Fixed Liabilities	290,068	29.6	290,244	31.0	(175)
Total of Liabilities	672,302	68.6	643,005	68.6	29,296

Item	This Fiscal Year (Feburuary 20, 2004)			Previous Fiscal Year (Feburuary 20, 2003)			Compared with the Previous Fiscal Year
	Amount		Ratio	Amount		Ratio	
(Equity)							
I Common stock		51,296	5.2		51,296	5.5	
II Capital surplus							
1 Additional paid-in capital		117,235			117,235		0
2 Other capital surplus							
Gain on disposal of treasury stock		0					0
Total capital surplus		117,235	12.0		117,235	12.5	0
III Retained earnings							
1 Legal reserve		11,770			11,770		
2 Voluntary reserve							
1) Special depreciation reserve	1,119			1,114			
2) Reserve for deffered fixed assets	9,921			10,231			
3) Special reserve for deffered fixed assets				11			
4) Other reserve	90,000	101,041		80,000	91,357		9,683
3 Unappropriated retained earnings		21,194			22,504		(1,310)
Total retained earnings		134,005	13.7		125,632	13.4	8,373
IV Unrealized gain on available-for-sale securities		5,995	0.6		604	0.1	5,391
V Treasury stock		(687)	(0.1)		(662)	(0.1)	(25)
Total of equity		307,846	31.4		294,106	31.4	13,739
Total of Liabilities and Equity		980,148	100.0		937,112	100.0	43,036

PROFIT AND LOSS STATEMENT <AEON>

(unit: millions of yen)

Item	This Fiscal Year [February 21, 2003 – February 20, 2004] Amount		Ratio	Previous Fiscal Year [February 21, 2002 – February 20, 2003] Amount		Ratio	Compared with the Previous Fiscal Year
			%			%	
I Net sales		1,676,112	100.0		1,621,229	100.0	54,883
II Cost of sales							
1 Initial inventory amount	114,151			118,314			
2 Product purchase amount of the term	1,258,626			1,198,142			
Total	1,372,778			1,316,457			
3 Other accounts transfer amount	1,581			1,747			
4 Term-end inventory amount	119,926	1,251,271	74.7	114,151	1,200,558	74.1	50,712
Gross profit on sales		424,841	25.3		420,670	25.9	4,170
III Rental and other revenues							
1 Receipts from real estate	62,506			56,246			
2 Sales intake commission	25,746	88,252	5.3	23,734	79,981	5.0	8,271
Gross profit		513,094	30.6		500,652	30.9	12,441
IV Selling, general and administrative expenses							
1 Advertiseing expenses	28,965			28,543			
2 Provision for allowance for doubtful accounts	68			44			
3 Salaries	173,942			170,113			
4 Provision for reserve for retirement grants	3,727			4,034			
5 Statutory wellfare expenses	28,348			26,538			
6 Utilities cost	28,034			26,178			
7 Allowance for depreciation	34,644			32,869			
8 Maintenance cost	31,796			29,633			
9 Rent	83,888			79,086			
10 Others	75,660	489,076	29.2	71,389	468,431	28.9	20,645
Operating income		24,017	1.4		32,220	2.0	(8,203)
V Non-operating income							
1 Interest income	473			379			
2 Dividendds income	6,624			5,062			
3 Penalties from tenants	657			1,003			
4 Others	2,020	9,776	0.6	1,919	8,365	0.5	1,410

Item	This Fiscal Year [Feburuary 21, 2003 – Feburuary 20, 2004] Amount		Ratio	Previous Fiscal Year [Feburuary 21, 2002 – Feburuary 20, 2003] Amount		Ratio	Compared with the Previous Fiscal Year
VI Non-operating expenses							
1 Interest expense	2,166			2,376			
2 Interest of corporate bonds	1,811			1,799			
3 Provision for allowance for doubtful accounts	350			254			
4 Investment loss from euity method	287			708			
5 Others	1,584	6,200	0.4	1,598	6,736	0.4	(536)
Recurring profit		27,593	1.6		33,849	2.1	(6,255)
VII Special profit							
1 Receipts from insurance proceeds of calamity	1,080						
2 Gain on closing loss reversal reserves	979						
3 Gain on sale of fixed assets	739			1,000			
4 Gain on sale of affiliated company's stocks	619			7,531			
5 Gain on sale of investment securities	479			3			
6 Gain on investment loss reversal reserves	408			2,390			
7 Gain on transfer of store business				242			
8 Gain on exemption from future pension obligations of the governmental program				26,841			
9 Others	437	4,743	0.3	431	38,441	2.4	(33,697)
VIII Special loss							
1 Loss from sales of guaranty money	1,077						
2 Provision for allowance for doubtful accounts	975			19,314			
3 Loss from retirement of fixed assets	887			1,782			
4 Loss from calamities	817						
5 Write-off cost for fixed asset				8,118			
6 Provision for provision for store closing expenses				6,557			
7 Appraisal loss from investment securities				1,684			
8 Loss from adjustment of affiliated companies				365			
9 Others	2,977	6,736	0.4	7,226	45,050	2.8	(38,313)
Income (loss) before income taxes and minority interests		25,600	1.5		27,240	1.7	(1,639)
Current income tax	7,278			10,756			
Deffered income tax	2,526	9,804	0.6	(617)	10,139	0.6	(334)
Net income (loss)		15,795	0.9		17,101	1.1	(1,305)
Unappropriated retained earnings at beginning of the period		5,399			5,403		(4)
Unappropriated retained earnings (loss) at end of the period		21,194			22,504		(1,310)

Statement of Appropriation of Profit <AEON>

(unit: millions of yen)

Item	This Fiscal Year [Feburuary 21, 2003 – Feburuary 20, 2004] Amount		Previous Fiscal Year [Feburuary 21, 2002 – Feburuary 20, 2003] Amount		Compared with the Previous Fiscal Year
I Unappropriated retained earnings (loss) of this fiscal year		21,194		22,504	(1,310)
II Increase in capital surplus					
Transfer from appropriated retained earnings					
1) Reversal of reserve for special depreciation	279		240		
2) Reversal of reserve for fixed assets advanced depreciation	441		441		
3) Reversal of reserve for fixed assets advanced depreciation special accounts		721	11	694	27
Total		21,916		23,199	(1,282)
III Appropriation					
1 Dividends	7,326		7,326		
2 Bonus to directors and corporate auditors			96		
Bonuses to directors	(-)		(91)		
Bonuses to corporate auditors	(-)		(4)		
3 Voluntary reserves					
1) Special depreciation	218		245		
2) Fixed assets advanced depreciation			131		
3) Reserve for advanced depreciation of fixed assets	300				
4) General reserves	8,500	16,345	10,000	17,799	(1,454)
IV Earned surplus carried forward to the next fiscal year		5,570		5,399	171
Date of Approval by the General Meeting of Shareholders	April 7, 2004		May 15, 2003		

Important Accounting Principles
[Translation Omitted]

Amendments in Accounting Principles
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

Personnel Changes of Directors (Scheduled on May 19)

1. Candidates for Director (Incumbent)
The eight Directors in incumbency are to be reassumed.
[Translation Omitted]

2. Candidates for Executive (Incumbent)
[Translation Omitted]

3. Executive to Retire
[Translation Omitted]

２００４年４月７日
イオン株式会社
コーポレート・コミュニケーション部
AEON Co., Ltd.
Corporate Communication Dept.

２００４年２月期（７９期）決算参考資料
(Reference of Fiscal Year ended Feb.20,2004)

1.主な公開企業の業績明細
(Financial Breakdown of the AEON (Listed Companies))

(単位:百万円・%)
(¥ millions・%)

	営業収益 Revenues		経常利益 Ordinary income		当期純利益 Net income	
	金額 Amount	前期比 YTY(%)	金額 Amount	増減 Change	金額 Amount	増減 Change
イオン(株)連結 CONSOLIDATED of AEON Co.,Ltd.	3,546,215	114.9	131,354	3,922	55,316	4,058
イオン(株) AEON Co., Ltd.	1,764,365	103.7	27,593	▲6,255	15,795	▲1,305
イオン九州(株) (※1) AEON Kyusyu Co., Ltd.	162,481	124.5	1,902	▲969	934	▲700
マックスバリュ西日本(株) Maxvalu Nishinihon Co., Ltd.	170,146	100.9	3,003	▲1,482	1,203	▲934
マックスバリュ東北(株) Maxvalu Tohoku Co., Ltd.	82,840	105.6	1,454	▲413	403	▲700
ミニストップ(株) Ministop Co., Ltd.	53,278	101.2	7,782	▲1,250	3,491	▲1,435
(株)コックス Cox Co., Ltd.	20,928	91.5	526	155	281	▲106
(株)ブルーグラス Blue Grass Co., Ltd.	40,662	98.6	2,058	805	980	542
タルボット(米国) (※2) The Talbots, Inc.	186,750	94.1	19,442	▲4,963	12,035	▲2,983
イオンモール(株) AEON Mall Co., Ltd.	35,600	114.5	9,918	2,594	5,478	1,677
イオンクレジットサービス(株) AEON Credit Service Co., Ltd.	83,090	112.6	26,141	2,880	14,870	1,601
(株)イオンファンタジー AEON Fantasy Co., Ltd.	23,418	115.5	2,355	387	1,271	187

※1 九州ジャスコ(株)と(株)ホームワイドは、2003年9月1日をもって合併し、社名を「イオン九州(株)」に変更しています。
Kyushu JUSCO Co., Ltd. and Home Wide Corp. merged on September 1, 2003 to form AEON Kyushu Co., Ltd.

※2 為替換算レート (Exchange rate)：期中平均(Average rate)

	２００３年度 (FY2003)	２００２年度 (FY2002)
タルボット(米国) The Talbots, Inc.	1US$＝¥114.97	1US$＝¥124.37

<ご参考>(Reference)
２００４年２月期第４四半期
4th quarter of Fiscal Year ended Feb.20,2004

(株)マイカル MYCAL Corporation	172,796	—	3,956	—	1,851	—

2. イオン店舗数一覧表
(The AEON Stores)

GMS：ゼネラルマーチャンダイズストア(General Merchandise Store) DS：ディスカウントストア(Discount Store)
SM：スーパーマーケット(Supermarket) MV：マックスバリュ(Maxvalu) Dept：デパートメントストア(Department Store) HC：ホームセンター(Home Center)

社名 (Company Name)	店舗数 (Number of Stores) 2004/2/20 (As of Feb. 20. 2004)	2003/2/20 (As of Feb. 20. 2003)	増減 (Change)	内訳(Detail) ( )内は2003年2月20日現在店舗数 ( ):As of Feb. 20. 2003
イオン㈱ AEON Co., Ltd.	364	365	▲1	GMS 264(268)、SM 60(57)、DS 33(34)、その他 7(6) 【SM60店舗のうち59店舗がMV】
イオン九州㈱ (※1) AEON Kyushu Co., Ltd.	89	32	57	GMS 30(28)、SM 4(4)、HC 54(0)、その他 1 (0) 【SM4店舗は全てMV】
琉球ジャスコ㈱ Ryukyu JUSCO Co., Ltd.	27	28	▲1	GMS 4(3)、SM 23(25) 【SM23店舗は全てMV】
㈱マイカル MYCAL Corporation	113	—	—	GMS 104、その他 9
㈱マイカル九州 MYCALKYUSHU Corporation	11	—	—	GMS 11
㈱ポスフール (※2) Posful Corporation	20	—	—	GMS 20
ジャヤ・ジャスコストアーズ Jaya JUSCO Stores Bhd.	11	9	2	GMS 11(9)
イオンストアーズ香港 (※3) AEON Stores(Hong kong)Co., Ltd.	11	9	2	GMS 7(8)、その他 4(1)
サイアムジャスコ Siam JUSCO Co., Ltd.	10	10	0	GMS 3(4)、SM 7(6)
広東ジャスコチームストアーズ Guangdong JUSCO Team Stores Co., Ltd.	5	4	1	GMS 5(4)
青島イオン東泰 (※4) Qingdao AEON Dongtai Co., Ltd.	2	2	0	GMS 2(2)
深圳ジャスコ Shenzhen JUSCO Friendship Stores Co., Ltd.	1	1	0	GMS 1(1)
台湾イオン (※5) Taiwan AEON Stores Co., Ltd.	1	0	1	GMS 1(0)
GMS事業計 (General Merchandise Stores)	665	460	205	GMS 463(327)、SM 94(92)、DS 33(34)、HC54(0) その他 21(7) 【SM94店舗のうち86店舗がMV】
マックスバリュ北海道㈱ (※6) Maxvalu Hokkaido Co., Ltd.	47	36	11	SM 45(35)、その他 2 (1) 【SM45店舗のうち25店舗がMV】
マックスバリュ東北㈱ Maxvalu Tohoku Co., Ltd.	96	93	3	SM 96(93) 【SM96店舗のうち84店舗がMV】
マックスバリュ東海㈱ Maxvalu Tokai Co., Ltd.	41	36	5	SM 41(36) 【SM41店舗のうち9店舗がMV】
マックスバリュ中部㈱ (※7) Maxvalu Chubu Co., Ltd.	59	61	▲2	SM 59(60)、その他 0 (1) 【SM59店舗のうち48店舗がMV】
マックスバリュ西日本㈱ Maxvalu Nishinihon Co., Ltd.	126	126	0	SM 119(119)、DS 7(7) 【SM119店舗のうち99店舗がMV】
マックスバリュ九州㈱ (※8) Maxvalu Kyushu Co., Ltd.	91	36	55	SM 91(36) 【SM91店舗のうち11店舗がMV】
西九州ウエルマート㈱ (※8) Nishikyushu Well Mart Co.,Ltd	—	18	—	
㈱ハロー (※8) Hallo Co., Ltd.	—	46	—	
㈱カスミ (※9) kasumi Co., Ltd.	119	—	—	SM 119
スーパーマーケット事業計 (Supermarkets)	579	452	127	SM 570(443)、DS 7(7)、その他 2(2) 【SM570店舗のうち276店舗がMV】
㈱ボンベルタ Bon Belta Co., Ltd.	1	1	0	Dept 1(1)
㈱ボンベルタ伊勢甚 Bon Belta Isejin Co., Ltd.	1	1	0	Dept 1(1)
㈱橘百貨店 Tachibana Department Store Co., Ltd.	1	1	0	Dept 1(1)
デパートメントストア事業計 (Department Stores)	3	3	0	Dept 3(3)
㈱ホームワイド (※1) Home Wide Corp.	—	57	—	
ホームセンター事業計 (Home Center)	—	57	▲57	

*グループ全体で、GMSは463店舗、SMは664店舗(内、マックスバリュは362店舗)
In entire group, GMS are 463 stores, SM are 664 stores. (including 362 stores as Maxvalu)

社　名 (Company Name)	店舗数(Number of Stores)			内　訳(Detail) ( ) 内は2003年2月20日現在店舗数 ( ):As of Feb. 20. 2003
	2004/2/20 (As of Feb. 20. 2004)	2003/2/20 (As of Feb. 20. 2003)	増減 (Change)	
ミニストップ㈱ (※10) Ministop Co., Ltd.	2,633	2,361	272	直営 136(159)、FC 2,497(2,202)
コンビニエンスストア事業計 (CVS)	2,633	2,361	272	直営 136(159)、FC 2,497(2,202)
タルボット(米国) The Talbots, Inc.	977	886	91	
㈱ブルーグラス Blue Grass Co., Ltd.	642	685	▲43	
㈱コックス Cox Co., Ltd.	175	199	▲24	
タルボットジャパン㈱ Talbots Japan Co., Ltd.	46	44	2	
ローラアシュレイジャパン㈱ Laura Ashley Japan Co., Ltd.	86	77	9	
㈱イオンフォレスト AEON Forest Co., Ltd.	104	101	3	直営 46(36)、FC 58(65)
㈱メガスポーツ Mega Sports Co., Ltd.	50	38	12	
クレアーズ日本㈱ (※11) Claire's Nippon Co., Ltd.	122	108	14	
㈱ニューステップ Nustep Co., Ltd.	258	257	1	
アビリティーズジャスコ㈱ Abilities JUSCO Co., Ltd.	4	4	0	
㈱ブックバーン Book Bahn Co., Ltd.	141	145	▲4	
ペットシティ㈱ Petcity Co., Ltd.	33	21	12	
メガペトロ㈱ Mega Petro Co., Ltd.	28	20	8	
専門店事業計 (Specialty Stores)	2,666	2,585	81	
イオンクレジットサービス㈱ (※12) AEON Credit Service Co., Ltd.	58	62	▲4	
金融事業計 (Financial Services)	58	62	▲4	
㈱グルメドール (※13) Gourmet D' Or Co., Ltd.	339	274	65	
ジャック㈱ (※13) Jack Co., Ltd.	—	58	—	
㈱マイカル イスト MYCAL Ist Co., Ltd.	240	—	—	
外食事業計 (Food Services Operations)	579	332	247	
ジャスベル㈱ Jusvel Co., Ltd.	22	21	1	
リフォームスタジオ㈱ Reform Studio Co., Ltd.	414	357	57	直営 6(6)、FC 408(351)
㈱ツヴァイ Zwei Co., Ltd.	36	30	6	
㈱イオンファンタジー AEON Fantasy Co., Ltd.	188	170	18	直営 172(154)、FC 16(16)
イオンシネマズ㈱ AEON Cinemas Co., Ltd.	5	4	1	
サービス事業計(Services)	665	582	83	
総合計(Grand Total)	7,848	6,894	954	

※1 九州ジャスコ㈱と㈱ホームワイドは、2003年9月1日をもって合併し、社名を「イオン九州㈱」に変更しています。
Kyushu JUSCO Co., Ltd. and Home Wide Corp. merged on September 1, 2003 to form AEON Kyushu Co., Ltd.
※2 2003年11月10日に業務及び資本提携し、㈱ポスフールは関連会社となりました。
On November 10,2003 AEON Co.,Ltd. and Posful Corporation reached an agreement to form Business and capital tie-up.Posful Corporation became a related company of AEON Co.,Ltd.
※3 ジャスコストアーズ香港は、2003年7月11日をもって社名を「イオンストアーズ香港」に変更しています。
JUSCO Stores (Hong Kong) Co., Ltd. was renamed as AEON Stores (Hong Kong) Co., Ltd. on July 11,2003.
※4 青島東泰ジャスコは、2003年10月23日をもって社名を「青島イオン東泰」に変更しています。
Qingdao Dongtai JUSCO Co., Ltd. was renamed as Qingdao AEON Dongtai Co., Ltd. on October 23,2003.
※5 台湾ジャスコは、2004年1月1日をもって社名を「台湾イオン」に変更しています。
Taiwan JUSCO Co., Ltd. was renamed as Taiwan AEON Stores Co., Ltd. on January 1, 2004.
※6 マックスバリュ北海道㈱は、今期より連結子会社となりました。
Maxvalu Hokkaido Co., Ltd. became the consolidated subsidiary of AEON Co., Ltd. from this fiscal year.
※7 マックスバリュ中部㈱は、今期より連結子会社となりました。
Maxvalu Chubu Co., Ltd. became the consolidated subsidiary of AEON Co., Ltd. from this fiscal year.
※8 西九州ウエルマート㈱と㈱ハローは、2003年11月21日をもって、「マックスバリュ九州㈱」と合併いたしました。
Maxvalu Kyushu Co., Ltd.mergered Nishikyushu Well Mart Co., Ltd.and Hallo Co.,Ltd.on November 21,2003.
※9 2003年6月13日に業務及び資本提携し、㈱カスミは関連会社となりました。
On June 13,2003 AEON CO.,Ltd. and Kasumi Co.,Ltd. reached an agreement to form business and capital tie-up.Kasumi Co.,Ltd. became a related company of AEON Co., Ltd.
※10 ミニストップ㈱のＦＣ2,497店にはエリアＦＣ（海外含む）も合算しています。
Ministop 's 2,497 franchise stores include area franchise stores which cover overseas operation.
※11 クレアーズ日本㈱は関連会社です。
Claire' s Nippon Co., Ltd. is an affiliated company of AEON Co.,Ltd..
※12 イオンクレジットサービス㈱は営業所数を表示しています。
The figures of AEON Credit Service Co., Ltd. is the numberof service offices.
※13 ジャック㈱は、2004年1月21日をもって、「㈱グルメドール」と合併いたしました。
Gourmet D' Or Co., Ltd.merged Jack Co.,Ltd. on January 21,2004

<ご参考>イオン・ウエルシア・ストアーズ各社の店舗数（The number of AEON・Welcia・Stores）

社　名 (Company Name)	2004年2月現在 (As of Feb.2004)	2003年2月現在 (As of Feb.2003)
㈱ツルハ Tsuruha Co., Ltd.	３９５	３５３
㈱メディカル一光 Medical Ikko Co., Ltd.	５２	４７
クラフト㈱ Kraft Inc.	１７０	１６４
㈱スギ薬局 Sugi Pharmacy Co., Ltd.	２２１	１７５
㈱グリーンクロス・コア Greencross・Coa Co., Ltd.	１０７	９３
㈱ＣＦＳコーポレーション　(※1) CFS Corporation	２３７	２４７
タキヤ㈱ Takiya Co., Ltd.	７０	７３
㈱ウェルパーク Welpark Co., Ltd.	５６	５２
寺島薬局㈱ Terashima Co., Ltd.	９７	８６
㈱クスリのアオキ Kusuri no AOKI Co., Ltd.	７２	６７
㈱いいの IINO Co., Ltd.	８４	８６
ドラッグストア計 (Drugstores)	１，５６１	１，４４３

＊イオン・ウエルシア・ストアーズの総店舗数はイオンのドラッグ取り扱い３０６店を含め１２社１，９２９店です。
The total number of AEON・Welcia・Stores is 1,929stores with 12companies that includes306drug medicine handling stores of AEON Co., Ltd.
＊イオン・ウエルシア・ストアーズはタキヤ㈱を除き連結対象外です。
Above companies excepting Takiya Co., Ltd. are not subject to consolidation.
＊イオン㈱と㈱ツルハは、2003年6月30日をもって㈱ドラッグイレブンとの業務・資本提携を解消しました。
AEON Co., Ltd. and TSURUHA Co., Ltd. dissolved the business capital tieup with Drug Eleven Co., Ltd.on June 30,2003.
※1 ㈱ハックキミサワは、2003年8月21日をもって社名を㈱ＣＦＳコーポレーションに変更しています。
HAC KIMISAWA Co., Ltd. was renamed as CFS Corporation on August 21,2003.

3. イオン(株)部門別売上高・荒利率

(AEON Co., Ltd.; Sales & Gross Margin by Product Category)

(単位：百万円・%)
(¥ millions・%)

	2003年度 FY2003				2002年度 FY2002	
	売上高 Sales	前期比 YTY	既存比 Comp. st	荒利率 Gross mgn	売上高 Sales	荒利率 Gross mgn
GM Apparel & Home Fashion	490,815	98.9%	93.2%	33.4%	496,484	33.2%
SSM Foods & Greenery	873,109	104.9%	99.5%	23.3%	832,030	23.9%
SS Hard Line Goods	235,073	103.6%	96.2%	21.9%	226,860	22.1%
その他 Others	33,352	93.9%	—	—	35,529	—
直営合計 Direct Operation Total	1,632,350	102.6%	97.1%	26.0%	1,590,906	26.4%
商品供給 Merchandise Supply	43,762	144.3%	—	—	30,323	—
合計 Total	1,676,112	103.4%	—	25.3%	1,621,229	25.9%

4. イオン(株)の客数・客単価

(AEON Co., Ltd.; Number of Customers, Average Spending per Customers)

<既存店> (Comparable Stores)

	2003年度 FY2003	2002年度 FY2002	2001年度 FY2001	2000年度 FY2000
	既存比 Comp. Stores	既存比 Comp. Stores	既存比 Comp. Stores	既存比 Comp. Stores
客数 Number of customers	98.1%	100.9%	100.0%	103.3%
客単価 Average spending per customers	99.0%	98.2%	97.3%	95.1%

＊GM、SS部門でレジ集約を進めているため、レジ通過客数はより少なく、客単価はより多く集計される傾向があります。
Since cash register integration has being advanced in GM and SS category, the number of register passing customers are tend to be less totaled, while average spending per customers are more totaled.

参考<GMS4カンパニー・SSM> (GMS4 Companies : SSM)

	2003年度 FY2003	2002年度 FY2002	2001年度 FY2001	2000年度 FY2000
	既存比 Comp. Stores	既存比 Comp. Stores	既存比 Comp. Stores	既存比 Comp. Stores
客数 Number of customers	103.4%	105.4%	101.4%	102.6%
客単価 Average spending per customers	96.3%	96.8%	97.9%	96.7%

5. イオン(株)既存店売上高伸び率区分店舗数
(AEON Co., Ltd.; Number of Stores by Comparable Sales Growth)

前期比 YTY (%)	2003年度 FY2003	2002年度 FY2002	2001年度 FY2001	2000年度 FY2000	1999年度 FY1999
110%以上 110%and over	6	23	13	20	5
100%以上110%未満 100%~110%	90	118	89	69	44
90%以上100%未満 90%~100%	208	185	186	143	139
90%未満 Under 90%	34	22	41	27	58
合計 total	338	348	329	259	246

6. イオン(株)GMS4カンパニー プライベートブランド売上実績
(AEON Co., Ltd.; Sales Results of Private Brands)

(単位:百万円・%)
(¥ millions・%)

	2003年度 FY2003		2002年度 FY2002	
	売上 Sales	前期比 YTY	売上 Sales	前期比 YTY
GM Apparel & Home Fashion	96,907	121.1%	80,038	111.3%
SSM Foods & Greenery	134,816	106.8%	126,188	140.2%
SS Hard Line Goods	23,277	151.7%	15,343	72.7%
合計 Total (内トップバリュ) (TOPVALU)	255,000 (101,451)	115.1% (115.5%)	221,569 (87,834)	121.2% (109.9%)

構成比 ※ %/Total direct sales	17.9%	15.9%

*上記のプライベートブランドとは、トップバリュなどの自社開発商品を意味します。
Private Brands means AEON' s original deleloped products such as Topvalu
*構成比は、GMS4カンパニー合計売上に対する構成比です。
Percentage of total direct sales is the composition ratio for total sales of GMS 4 companies.

7．イオン(株)経費明細

(AEON Co., Ltd.:Selling,General & Administrative Expenses)

(単位：百万円・%)
(¥ millions・%)

	2003年度 FY2003			2002年度 FY2002		
	金額 Amount	前期比 YTY	既存比% /Comp. St	金額 Amount	前期比 YTY	既存比% /Comp. St
人件費 Personnel costs	216,380	103.3%	95.6%	209,533	102.5%	98.0%
販促費 Advertising costs	28,965	101.5%	93.6%	28,543	97.5%	97.0%
販売費 Selling costs	28,489	107.3%	95.7%	26,543	98.9%	94.2%
設備費 Facilities costs	188,588	105.4%	96.9%	178,981	99.9%	97.5%
一般費 General expenditure	26,652	107.3%	93.8%	24,829	101.2%	96.4%
合計 Total	489,076	104.4%	96.0%	468,431	100.9%	97.7%

8．イオン(株)従業員数(AEON Co.,Ltd.; Number of Employees)

	2003年度 FY2003			2002年度 FY2002		
	人数 Number of	構成比 Share	増減 Change	人数 Number of	構成比 Share	増減 Change
社員 Full-time	14,425	22.1%	▲716	15,141	24.3%	▲872
フレックス社員 Part-time	50,823	77.9%	3,540	47,283	75.7%	3,575
合計 Total	65,248	100.0%	2,824	62,424	100.0%	2,703
労働分配率 Labor' s relative share	42.2%	—	0.3%	41.9%	—	0.3%

*フレックス社員（パート）は月間１６０Ｈ換算。社員は出向者を除き、受入出向者を含む勤務者です。

The number of full-timers includes seconded staff but excludes those moved to other companies.

The number of part-timers is calculated by dividing the total working hours by 160 hours.

９.イオン(株)設備投資額

(AEON Co., Ltd.;Capital Expenditures)

(単位：億円・%)

(¥ hundred millions・%)

	2003年度 FY2003	2002年度 FY2002	2001年度 FY2001	2000年度 FY2000
新店投資（先行投資分含む） for new stores and future development	359	327	472	507
既存店投資 for refurbishment	98	101	126	219
ＩＴ投資 for IT	127	58	51	14
設備投資額合計 Total capital expenditure	584	486	649	740

１０.イオン(株)店舗の状況 (AEON Co., Ltd. ; Store Operations)

(１) 売場面積 (Retail Space)

	2003年度 FY2003	前期比 YTY	2002年度 FY2002	前期比 YTY	2001年度 FY2001	前期比 YTY	2000年度 FY2000	前期比 YTY
直営合計 Directly operated	3,215,518㎡	103.3%	3,114,201㎡	102.8%	3,029,258㎡	102.1%	2,967,564㎡	115.8%
新店 New stores	17店 191,180㎡	151.8%	9店 125,949㎡	102.4%	11店 122,985㎡	37.9%	24店 324,787㎡	137.7%
閉店 Closed stores	20店 ▲101,137㎡	–	9店 ▲32,412㎡	–	6店 ▲40,306㎡	–	19店 ▲81,015㎡	–
増減床 Floor expansion	73店 7,091㎡	–	79店 ▲13,780㎡	–	1店 3,146㎡	–	22店 42,554㎡	–
営業譲受 Purchased stores	2店 4,183㎡	–	1店 5,186㎡	–	2店 3,506㎡	–	20店 118,630㎡	–
営業譲渡 Disposed stores	0店 0㎡	–	0店 0㎡	–	14店 ▲27,637㎡	–	0店 0㎡	–
店舗数計 Number of stores	364	–	365	–	364	–	372	–

＊増床には、テナント退店後の売場を直営に変更した面積を含みます。
Floor expansion includes the area changed to direct operation after tenants were left.

(２) 店舗年齢別分類
(Classification by Store Age)

店舗年齢 Store ages	2003年度 FY2003		2002年度 FY2002		2001年度 FY2001		2000年度 FY2000	
	店舗数 Number	比率 share	店舗数 Number	比率 share	店舗数 Number	比率 share	店舗数 Number	比率 share
２０年以上 20 years and over	71	19.5%	78	21.3%	73	20.1%	65	17.5%
１０年以上～２０年未満 Over 10 yrs. ~under 20 yrs.	75	20.6%	70	19.2%	67	18.4%	80	21.5%
５年以上～１０年未満 Over 5 yrs. ~under 10 yrs.	125	34.4%	112	30.7%	96	26.4%	77	20.7%
１年以上～５年未満 Over 1 yrs. ~under 5 yrs.	74	20.3%	96	26.3%	117	32.1%	126	33.9%
１年未満 Under 1 year	19	5.2%	9	2.5%	11	3.0%	24	6.4%
合計 Total	364	100.0%	365	100.0%	364	100.0%	372	100.0%

１１．有利子負債内訳

(Interest-bearing debt)

(単位：百万円・%)
(¥ millions・%)

	2003 年度 FY2003		2002 年度 FY2002		2001 年度 FY2001	
	金額 Amount	前期比 YTY	金額 Amount	前期比 YTY	金額 Amount	前期比 YTY
イオン(株) AEON Co., Ltd.	212,506	101.6%	209,220	89.3%	234,244	101.4%
連結子会社計（金融子会社を除く） Others (exclud. financial services)	217,652	107.9%	201,682	82.8%	243,463	103.9%
金融子会社を除く連結計 Total (exclud. financial services)	430,158	104.7%	410,903	86.0%	477,707	102.7%

金融子会社 Financial services	279,892	98.1%	285,376	112.0%	254,893	123.0%

１２．２００３年度の開店・閉店一覧（ＧＭＳ事業・ＳＭ事業）
(New Store Operations and Closed Stores in FY 2003)

（1）開店

【イオン株式会社(AEON Co., Ltd.)】

計	(Total)	17	上期 (1st Half) : 10	下期 (2nd Half) : 7
ＧＭＳ	(General Merchandise Stores)	12	上期 (1st Half) : 8	下期 (2nd Half) : 4
Ｓ Ｍ	(Supermarkets)	5	上期 (1st Half) : 2	下期 (2nd Half) : 3

(単位：㎡)

	開店日 (OPEN DATE)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu)	業態 (Type)	所在地 (Prefecture)	面積(AREA:㎡) 総敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)	ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称 (SC : Shopping Center)
上期 I/03	3/21	J富谷 J Tomiya	ＧＭＳ	宮城県 Miyagi	100,413	42,942	13,388	イオン富谷ＳＣ AEON Tomiya ＳＣ
	4/25	ＭＶ矢本 MV Yamoto	ＳＭ	宮城県 Miyagi	64,631	15,810	2,127	ロックタウン矢本 Loctown Yamoto
	4/26	Ｊ佐野新都市 J Sano-Shintoshi	ＧＭＳ	栃木県 Tochigi	81,038	40,381	13,926	イオン佐野新都市ＳＣ AEON Sano-Shintoshi ＳＣ
	6/25	Ｊ札幌苗穂 J Sapporo Naebo	ＧＭＳ	北海道 Hokkaido	61,820	40,181	14,748	イオン札幌苗穂ＳＣ AEON Sapporo-Naebo ＳＣ
	6/28	Ｊ入間 J Iruma	ＧＭＳ	埼玉県 Saitama	31,904	25,761	14,203	イオン入間ＳＣ AEON Iruma ＳＣ
	7/5	Ｊ熱田 J Atsuta	ＧＭＳ	愛知県 Aichi	65,719	62,237	17,334	イオン熱田ＳＣ AEON Atsuta ＳＣ
	7/15	Ｊ昭島 J Akishima	ＧＭＳ	東京都 Tokyo	26,447	27,601	15,956	イオン昭島ＳＣ AEON Akishima ＳＣ
	7/21	ＭＶ盛岡駅前北通 MV Morioka-Ekimae-Kitadori	ＳＭ	岩手県 Iwate	8,120	2,234	2,034	マックスバリュ盛岡駅前北通 Maxvalu Morioka-Ekimae-Kitadori
	8/9	Ｊ盛岡 J Morioka	ＧＭＳ	岩手県 Iwate	74,784	41,245	14,862	イオン盛岡ＳＣ AEON Morioka ＳＣ
	8/9	Ｊ扶桑 J Fuso	ＧＭＳ	愛知県 Aichi	91,354	43,978	15,775	イオン扶桑ＳＣ AEON Fuso ＳＣ
	上半期計 Semiannual (first half)				606,230	342,370	124,353	
下期 II/03	10/4	Ｊ津田沼 J Tsudanuma	ＧＭＳ	千葉県 Chiba	28,963	34,898	16,342	イオン津田沼ＳＣ AEON Tsudanuma ＳＣ
	10/11	ＭＶ津田山 MV Tsudayama	ＳＭ	神奈川県 Kanagawa	6,551	2,142	1,972	マックスバリュ津田山 Maxvalu Tsudayama
	10/28	Ｊ東雲 J Shinonome	ＧＭＳ	東京都 Tokyo	21,583	21,353	15,239	イオン東雲ＳＣ AEON Shinonome ＳＣ
	11/21	ＭＶ淀川三国 MV Yodogawa-Mikuni	ＳＭ	大阪府 Osaka	4,946	3,312	2,145	マックスバリュ淀川三国 Maxvalu Yodogawa-Mikuni
	11/22	Ｊ仙台幸町 J Sendai-Saiwaicho	ＧＭＳ	宮城県 Miyagi	22,786	14,591	10,558	イオン仙台幸町ＳＣ AEON Sendai-Saiwaicho ＳＣ
	12/4	ＭＶ蕨 MV Warabi	ＳＭ	埼玉県 Saitama	21,129	7,487	3,871	マックスバリュ蕨 Maxvalu Warabi
	12/5	Ｊ太田 J Ota	ＧＭＳ	群馬県 Gunma	120,008	62,046	16,700	イオン太田ＳＣ AEON Ota ＳＣ
	下半期計 Semiannual (second half)				225,966	145,829	66,827	
年間合計 Annual total					832,196	488,199	191,180	

＊ 商業施設面積＝直営面積＋専門店面積＋飲食店面積＋サービス施設面積＋アミューズメント施設面積＋セントラルコート面積＋通路面積
Commercial facility area=directly operated store area + specialty store area + food service store area + services facility area + amusement facility area + central court area + aisle area

＊ イオン㈱がテナントとなっているＳＣもあります。
There is the ＳＣ which AEON Co., Ltd. is served as tenant too.

＊ 3月11日に旧築館ｻﾃｨの施設を引継ぎﾏｯｸｽﾊﾞﾘｭ築館店、4月26日に旧江刺ｻﾃｨの施設を引継ぎｼﾞｬｽｺ江刺店を開店しています。
AEON Co., Ltd took over the facilities of Tsukidate SATY on Mar. 11th and opened Maxvalu Tsukidate.On April 26th ,AEON Co., Ltd.also opened JUSCO Esashi store after taking over the facilities of Esashi SATY .

【国内グループ会社（Domestic subsidiaries）】

計	(Total)	50	上期 (1st Half) : 18	下期 (2nd Half) : 32
GMS	(General Merchandise Stores)	3	上期 (1st Half) : 2	下期 (2nd Half) : 1
SM	(Supermarkets)	45	上期 (1st Half) : 16	下期 (2nd Half) : 29
HC	(Home Center)	2	上期 (1st Half) : 0	下期 (2nd Half) : 2

(単位：㎡)

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu)	業態 (Type)	所在地 (Prefecture)	面積 (AREA:㎡)		
						総敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)
上期 I/03	イオン九州 AEON Kyushu	4/25	J都城 J Miyakonojo	GMS	宮崎県 Miyazaki	58,041	26,269	14,277
	琉球ジャスコ Ryukyu JUSCO	3/19	J名護 J Nago	GMS	沖縄県 Okinawa	57,471	27,890	12,024
		8/8	MV石川 MV Ishikawa	SM	沖縄県 Okinawa	7,388	1,461	1,401
	マックスバリュ北海道 Maxvalu Hokkaido	6/13	MV室蘭東 MV Muroran-higashi	SM	北海道 Hokkaido	42,017	21,511	1,943
		7/12	MV静内 MV Shizunai	SM	北海道 Hokkaido	10,370	6,057	1,712
		7/25	MV士別 MV Shibetsu	SM	北海道 Hokkaido	14,294	6,147	1,715
	マックスバリュ東北 Maxvalu Tohoku	2/28	MV高畠 MV Takahata	SM	山形県 Yamagata	5,326	1,525	1,000
		4/10	MV大館南 MV Oodate-Minami	SM	秋田県 Akita	42,000	10,099	2,427
		4/24	MV安原 MV Yasuhara	SM	青森県 Aomori	42,033	11,523	2,448
		5/15	MV鰺ヶ沢 MV Ajigasawa	SM	青森県 Aomori	4,168	999	979
	マックスバリュ東海 Maxvalu Tokai	5/8	MV富士川成新町 MV Fuji-Kawanarishinmachi	SM	静岡県 Shizuoka	4,429	1,388	953
		7/14	MV沼津松沢 MV Numazu-Matsuzawa	SM	静岡県 Shizuoka	4,264	1,472	991
		7/31	MV三島谷田 MV Mishima-Yata	SM	静岡県 Shizuoka	6,869	1,490	993
	マックスバリュ西日本 Maxvalu Nishinihon	3/14	MV吉敷 MV Yoshiki	SM	山口県 Yamaguchi	8,086	1,889	1,861
		4/26	MV佐伯 MV Saeki	SM	広島県 Hiroshima	6,065	1,606	980
		6/18	MV小郡南 MV Ogohri-Minami	SM	山口県 Yamaguchi	29,661	14,085	1,989
		7/6	MV広東 MV Hiro-Higashi	SM	広島県 Hiroshima	4,486	1,048	998
		7/30	MV北在家 MV Kita-Zaike	SM	兵庫県 Hyogo	8,511	2,053	2,019
	上半期計 Semiannual (first half)					355,479	138,512	50,710

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) HW：ﾎｰﾑﾜｲﾄﾞ (HomeWide)	業態 (Type)	所在地 (Prefecture)	面積 (AREA:㎡)		
						総敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)
下期 II/03	イオン九州 AEON Kyushu	11/13	HW日南 HW Nichinan	HC	宮崎県 Miyazaki	27,888	7,559	6,165
		11/28	HWプラス長府 HW Plus Choufu	HC	山口県 Yamagchi	22,661	7,554	7,521
		11/29	J香椎浜 J Kashiihama	GMS	福岡県 Fukuoka	67,357	39,500	17,000
	マックスバリュ北海道 Maxvalu Hokkaido	10/3	MV琴似3条 MV Kotoni-3zyoh	SM	北海道 Hokkaido	9,521	4,500	1,537
		10/11	MV春採 MV Harutori	SM	北海道 Hokkaido	26,533	8,030	2,101
		10/25	MV倶知安 MV Kucchan	SM	北海道 Hokkaido	11,453	6,195	2,010
		11/7	MV登別 MV Noboribetsu	SM	北海道 Hokkaido	28,267	8,951	2,017

(単位：㎡)

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) HW：ﾎｰﾑﾜｲﾄﾞ (HomeWide)	業態 (Type)	所在地 (Prefecture)	面積 (AREA:㎡) 総敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)
下期 II/03	マックスバリュ東北 Maxvalu Tohoku	9/11	MV刈和野 MV Kariwano	SM	秋田県 Akita	11,953	2,508	1,710
		10/9	MV芸工大 MV Geikodai	SM	山形県 Yamagata	3,304	614	593
		10/23	MV東原町 MV Higashiharamachi	SM	山形県 Yamagata	3,324	947	939
		11/14	MVにかほ MV Nikaho	SM	秋田県 Akita	18,737	1,996	1,892
		12/11	MV三戸 MV Sannohe	SM	青森県 Aomori	37,083	7,924	1,800
	マックスバリュ東海 Maxvalu Tokai	11/15	MV開成駅前 MV Kaisei-Ekimae	SM	神奈川県 Kanagawa	8,836	2,975	1,749
		1/24	MV静岡丸子 MV Shizuoka-Mariko	SM	静岡県 Shizuoka	11,322	2,756	2,107
		2/7	MV伊豆下田 MV Izu-Shimoda	SM	静岡県 Shizuoka	5,173	4,332	1,762
	マックスバリュ中部 Maxvalu Chubu	9/13	MVララパーク MV Lalapark	SM	三重県 Mie	49,624	25,119	2,850
		11/8	MV篠原橋東 MV Shinoharabashi-Higashi	SM	愛知県 Aichi	14,010	4,843	2,410
		12/11	MV稲永 MV Inaei	SM	愛知県 Aichi	12,892	3,849	2,337
		2/19	MV自由ヶ丘 MV Jiyugaoka	SM	愛知県 Aichi	12,410	2,755	1,154
	マックスバリュ西日本 Maxvalu Nishinihon	9/23	MV新市 MV Shinichi	SM	広島県 Hiroshima	19,963	7,959	1,948
		10/24	MV奥田南 MV Okuda-Minami	SM	岡山県 Okayama	13,396	2,019	1,989
		11/13	MV鹿の子台 MV Kanokodai	SM	兵庫県 Hyogo	36,611	12,022	1,990
		12/12	MV本郷 MV Hongo	SM	広島県 Hiroshima	29,500	9,185	1,987
		12/16	MV宮西 MV Miya-Nishi	SM	兵庫県 Hyogo	16,099	4,527	2,534
		12/19	MV可部西 MV Kabe-Nishi	SM	広島県 Hiroshima	28,756	7,782	1,986
	マックスバリュ九州 Maxvalu Kyushu	11/19	MVうきのじょう MV Ukinojou	SM	宮崎県 Miyazaki	33,572	10,754	2,178
		11/28	MVｻﾝﾛｰﾄﾞｼﾃｨ熊本 MV Sunroadcity-Kumamoto	SM	熊本県 Kumamoto	23,814	8,142	1,157
		12/10	MV周船寺西 MV Susenji-Nishi	SM	福岡県 Fukuoka	11,239	3,053	1,990
	カスミ Kasumi	10/9	東大沼 Higashi-Onuma	SM	茨城県 Ibaragi	8,500	2,998	1,863
		10/23	ﾌｰﾄﾞｽｸｴｱ ｶｽﾐ下館南 Food SQUARE Shimodate-Minami	SM	茨城県 Ibaragi	11,596	3,497	2,127
		11/20	原山 Harayama	SM	千葉県 Chiba	6,902	2,763	1,769
		2/13	平須 Hirasu	SM	茨城県 Ibaragi	8,704	2,897	1,934
	下半期計 Semiannual (second half)					631,000	220,505	85,106
年間合計 Annual total						986,479	359,017	135,816

【海外グループ会社（Overseas subsidiaries）】

計	(Total)	4	上期 (1st Half) : 2	下期 (2nd Half) : 2
GMS	(General Merchandise Stores)	4	上期 (1st Half) : 2	下期 (2nd Half) : 2

(単位：㎡)

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO)	業態 (Type)	所在地 (Prefecture)	面 積(AREA:㎡) 総敷地 (Total)	直営 (Directly Operated)
上期 I/03	広東ジャスコチームストアーズ Guangdong JUSCO Teem Stores Co., Ltd.	7/16	吉之島中山富悦広場店 JUSCO Regent Plaza Store	GMS	中国広東省 China Guangdong	9,000	12,660
	台湾イオン Taiwan AEON Stores Co., Ltd.	7/23	佳世客新竹店 JUSCO Hshinchu windence Store	GMS	台湾新竹市 Taiwan Hshinchu	338,433	20,181
	上半期計 Semiannual (first half)					347,433	32,841
下期 II/03	ジャヤ・ジャスコストアーズ Jaya JUSCO Stores Bhd.	1/2	Jペルマスジャヤ店 JUSCO Permas Jaya Store	GMS	マレーシア Malaysia	65,854	12,260
		2/20	Jメトロプリマ店 JUSCO Metro Prima Store	GMS	マレーシア Malaysia	38,048	15,502
	下半期計 Semiannual (second half)					103,902	27,762
年間合計 Annual total						451,335	60,603

(2) 閉店
(Closed Stores in FY 2003)

【イオン株式会社(AEON Co., Ltd.)】

計	(Total)	20	上期 (1st Half) : 5	下期 (2nd Half) : 15
GMS	(General Merchandise Stores)	16	上期 (1st Half) : 4	下期 (2nd Half) : 12
S M	(Supermarkets)	3	上期 (1st Half) : 0	下期 (2nd Half) : 3
D S	(Discount stores)	1	上期 (1st Half) : 1	下期 (2nd Half) : 0

(単位：㎡)

	閉店日 (Closing Date)	店名 (Store Name) J：ジャスコ (JUSCO)	業態 (Type)	所在地 (Prefecture)	直営 (Directly Operated)	ｼｮｯﾋﾟﾝｸﾞ ｾﾝﾀｰ名称 (SC：Shopping Center)
上期 I/03	4/20	J軽井沢 J Karuizawa	GMS	長野県 Nagano	2,271	軽井沢ＳＣ Karuizawa ＳＣ
	4/23	MG豊中 MG Toyonaka	DS	香川県 Kagawa	5,812	ジャスコ豊中ＳＣ JUSCO Toyonaka ＳＣ
	5/12	J福井ピア J Fukui-Pia	GMS	福井県 Fukui	7,109	フクイショッピングプラザ Fukui Shopping Plaza
	5/18	J渋川 J Shibukawa	GMS	群馬県 Gunma	7,067	ジャスコ渋川店 JUSCO Shibukawa
	8/20	J上田 J Ueda	GMS	長野県 Nagano	10,136	昭栄上田ＳＣ Syoei-Ueda ＳＣ
	上半期計 Semiannual (first half)				32,395	

	閉店日 (Closing Date)	店名 (Store Name) J：ジャスコ (JUSCO) WM：ｳｴﾙﾏｰﾄ (WELLMART)	業態 (Type)	所在地 (Prefecture)	直営 (Directly Operated)	ｼｮｯﾋﾟﾝｸﾞ ｾﾝﾀｰ名称 (SC：Shopping Center)
下期 II/03	10/20	J生桑 J Ikuwa	GMS	三重県 Mie	4,140	
	10/20	J玉城 J Tamaki	GMS	三重県 Mie	5,245	玉城ＳＣ Tamaki ＳＣ
	11/20	J宇都宮 J Utsunomiya	GMS	栃木県 Tochigi	11,436	
	12/31	WM三日市 WM Mitsukaichi	SM	新潟県 Niigata	499	
	12/31	WM米山台 WM Yoneyamadai	SM	新潟県 Niigata	1,064	
	12/31	WM中条 WM Nakajyou	SM	新潟県 Niigata	470	
	12/31	J光明台 J Koumyoudai	GMS	大阪府 Osaka	499	
	12/31	J太子 J Taishi	GMS	兵庫県 Hyogo	3,833	
	12/31	J広畑 J Hirohata	GMS	兵庫県 Hyogo	4,737	
	12/31	J相生 J Aioi	GMS	兵庫県 Hyogo	1,491	
	1/12	J北戸田 J Kitatoda	GMS	埼玉県 Saitama	15,881	
	2/1	J我孫子 J Abiko	GMS	大阪府 Osaka	2,778	
	2/12	J浜田 J Hamada	GMS	島根県 Shimane	6,438	石央マリンＳＣ Sekiou MarinＳＣ
	2/20	J鳴門 J Naruto	GMS	徳島県 Tokushima	5,308	鳴門ＳＣ Naruto ＳＣ
	2/20	J小阪 J Kosaka	GMS	大阪府 Osaka	4,923	
	下半期計 Semiannual (second half)				68,742	
年間合計 Annual total					101,137	

【国内グループ会社 (Domestic subsidiaries) 】

計	(Total)	34	上期 (1st Half) : 12	下期 (2nd Half) : 22
GMS	(General Merchandise Stores)	1	上期 (1st Half) : 0	下期 (2nd Half) : 1
S M	(Supermarkets)	30	上期 (1st Half) : 12	下期 (2nd Half) : 18
H C	(Home Center)	2	上期 (1st Half) : 0	下期 (2nd Half) : 2
その他	(Others)	1	上期 (1st Half) : 0	下期 (2nd Half) : 1

(単位 : ㎡)

	法人名 (Company Name)	閉店日 (Closing Date)	店名 (Store Name) J : ジャスコ (JUSCO) MV : ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) WM:ｳｴﾙﾏｰﾄ (WELLMART)	業態 (Type)	所在地 (Prefecture)	直営 (Directly Operated)	ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称 (SC : Shopping Center の略)
上期 I/03	琉球ジャスコ Ryukyu JUSCO	7/31	プリマート石川赤崎 Primart Ishikawa-Akasaki	SM	沖縄県 Okinawa	506	
	マックスバリュ北海道 Maxvalu Hokkaido	4/1	カスタム Custum	SM	北海道 Hokkaido	853	
	マックスバリュ東北 Maxvalu Tohoku	3/23	MV大清水 MV Ooshimizu	SM	青森県 Aomori	1,499	
	マックスバリュ東海 Maxvalu Tokai	7/6	GL 下田 GL Shimoda	SM	静岡県 Shizuoka	1,345	
	マックスバリュ中部 Maxvalu Chubu	7/31	ミセススマート神戸 Mrs.SMART Kanbe	SM	三重県 Mie	455	
		7/31	MV末広 MV Suehiro	SM	三重県 Mie	1,195	
	マックスバリュ西日本 Maxvalu Nishinihon	2/23	WM佐伯 WM Saeki	SM	広島県 Hiroshima	721	
		3/20	WM安富 WM Yasutomi	SM	兵庫県 Hyogo	493	
		6/15	WM広東 WM Hiro-Higashi	SM	広島県 Hiroshima	739	
		6/20	WM阿賀 WM Aga	SM	広島県 Hiroshima	437	
		8/20	WM北平野 WM Kita-Hirano	SM	兵庫県 Hyogo	498	
		8/20	WM別府 WM Befu	SM	兵庫県 Hyogo	492	
	上半期計 Semiannual (first half)					9,233	

(単位：㎡)

	法人名 (Company Name)	閉店日 (Closing Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) HW：ﾎｰﾑﾜｲﾄﾞ (HomeWide)	業態 (Type)	所在地 (Prefecture)	直営 (Directly Operated)	ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称 (SC：Shopping Center)
下期 II/03	イオン九州 AEON Kyushu	1/25	花のえき羽屋 Hananoeki-Haya	HC	大分県 Oita	883	
		2/8	HWわさだ HW Wasada	HC	大分県 Oita	5,920	
	琉球ジャスコ Ryukyu JUSCO	8/31	プリマートとまりん Primart Tomarin	SM	沖縄県 Okinawa	622	
	マックスバリュ東北 Maxvalu Tohoku	8/31	MV河原木 MV Kawaragi	SM	青森県 Aomori	1,129	
		9/7	WM刈和野 WM Kariwano	SM	秋田県 Akita	998	
		11/9	WM仁賀保 WM Nikaho	SM	秋田県 Akita	1,200	
		11/20	MV高畠 MV Takahata	SM	山形県 Yamagata	1,000	
		1/11	MV雄勝 MV Ogachi	SM	秋田県 Akita	1,200	
	マックスバリュ中部 Maxvalu Chubu	9/30	MV一志 MV Ichishi	SM	三重県 Mie	695	
		10/22	ドラッズ亀山 Druz Kameyama	ﾘｶｰｼｮｯﾌﾟ	三重県 Mie	497	
		1/31	MV北口 MV Kitaguchi	SM	三重県 Mie	999	
		1/31	MVサンフラワー MV Sunflower	SM	三重県 Mie	1,824	
	マックスバリュ西日本 Maxvalu Nishinihon	9/20	WM今宿 WM Imajyuku	SM	兵庫県 Hyogo	298	
		10/20	WM御幸 WM Miyuki	SM	広島県 Hiroshima	2,638	
		2/10	WM和田山 WM Wadayama	SM	兵庫県 Hyogo	496	
		2/20	WM玉津 WM Tamatsu	SM	兵庫県 Hyogo	489	
		2/20	WM神明有瀬 WM Shinmei-Arise	SM	兵庫県 Hyogo	494	
	マックスバリュ九州 Maxvalu Kyushu	10/20	大塚台 Otsukadai	SM	宮崎県 Miyazaki	973	
		10/21	三股 Mimata	SM	宮崎県 Miyazaki	957	
		10/22	串間 Kushima	SM	宮崎県 Miyazaki	882	
		1/20	小郡 Ogoori	GMS	福岡県 Fukuoka	4,049	
	カスミ Kasumi	9/10	岩間 Iwama	SM	茨城県 Ibaragi	1,000	
	下半期計 Semiannual (second half)					29,243	
年間合計 Annual total						38,476	

【海外グループ会社 (Overseas subsidiaries)】

計	(Total)	1	上期 (1st Half) : 0	下期 (2nd Half) : 1
GMS	(General Merchandise Stores)	1	上期 (1st Half) : 0	下期 (2nd Half) : 1

(単位：㎡)

	法人名 (Company Name)	閉店日 (Closing Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu)	業態 (Type)	所在地 (Prefecture)	直営 (Directly Operated)	ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称 (SC：Shopping Center)
下期 II/03	イオンストアーズ香港 AEON Stores (Hong kong) Co.,Ltd	1/31	J慈雲山店 J Tsz Wan Shan	GMS	中国 香港 ChinaHongkong	3,969	慈雲山SC Tsz Wan Shan SC
	下半期計 Semiannual (second half)					3,969	
年間合計 Annual total						3,969	

１３．２００４年度　開店予定店舗

(New Store Operations in FY 2004)

【イオン株式会社(AEON Co., Ltd.)】

計	(Total)	31	上期 (1st Half) : 17	下期 (2nd Half) : 14
ＧＭＳ	(General Merchandise Stores)	14	上期 (1st Half) : 9	下期 (2nd Half) : 5
Ｓ　Ｍ	(Supermarkets)	13	上期 (1st Half) : 7	下期 (2nd Half) : 6
ＳｕＣ	(Super Center)	3	上期 (1st Half) : 1	下期 (2nd Half) : 2
未定その他	(Others)	1	上期 (1st Half) : 0	下期 (2nd Half) : 1

(単位：㎡)

	開店日 (OPEN DATE)	店名 (Store Name) J：ジャスコ (JUSCO) ＭＶ：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) SuC：ｽｰﾊﾟｰｾﾝﾀｰ (SuperCenter)	業態 (Type)	所在地 (Prefecture)	面　積(AREA:㎡)			ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称 (SC：Shopping Center の略)
					敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)	
上期 I/04	2/21	ＭＶ平野駅前 MV Hirano-Ekimae	ＳＭ	大阪府 Osaka	22,026	12,042	3,395	マックスバリュ平野駅前 Maxvalu Hirano-Ekimae
	3/ 3	Ｊ京都五条 J Kyoto-Gojyo	ＧＭＳ	京都府 Kyoto	47,000	(※1) 28,500	12,800	ダイヤモンドシティ・ハナ Diamond City Hana
	3/11	Ｊ宇品 J Ujina	ＧＭＳ	広島県 Hiroshima	29,487	31,533	15,764	イオン宇品ＳＣ AEON Ujina ＳＣ
	3/24	Ｊ広島府中 J Hiroshima-Fuchu	ＧＭＳ	広島県 Hiroshima	114,000	(※1) 79,500	17,700	ダイヤモンドシティ・ソレイユ Diamond City Soleil
	4/ 1	Ｊ橿原 J Kashihara	ＧＭＳ	奈良県 Nara	84,700	(※1) 49,500	14,500	ダイヤモンドシティ・アルル Diamond City Aruru
	4/ 3	Ｊ鎌ケ谷 J kamagaya	ＧＭＳ	千葉県 Chiba	25,598	26,777	16,589	イオン鎌ケ谷ＳＣ AEON Kamagaya ＳＣ
	4/16	ＭＶ習志野台 MV Narashinodai	ＳＭ	千葉県 Chiba	8,216	2,195	2,118	マックスバリュ習志野台 Maxvalu Narashinodai
	4/23	ＭＶ野田七光台 MV Nodananakoudai	ＳＭ	千葉県 Chiba	87,861	23,861	3,221	ロックタウン野田七光台 Loctown Noda-Nanakoudai
	4/27	ＭＶ仙台郡山 MV Sendai-Kouriyama	ＳＭ	宮城県 Miyagi	7,878	2,853	2,245	マックスバリュ仙台郡山 Maxvalu Sendai-Kouriyama
	4/28	Ｊ旭川西 J Asahikawa-Nishi	ＧＭＳ	北海道 Hokkaido	97,988	61,343	20,443	イオン旭川西ＳＣ AEON Asahikawa-Nishi ＳＣ
	未定 Undecided	ＭＶ横浜新吉田 MV Yokohama-Shinyoshida	ＳＭ	神奈川県 Kanagawa	11,290	9,200	7,400	イオンＳＣ横浜新吉田 AEON SC Yokohama-Shinyoshida
		新上田 Shin-Ueda	ＧＭＳ	長野県 Nagano	38,240	28,900	17,900	昭栄上田ＳＣ Syouei-Ueda ＳＣ
		志都呂 Shitoro	ＧＭＳ	静岡県 Shizuoka	67,426	65,322	23,200	イオン浜松志都呂ＳＣ AEON Hamamatu-Shitoro
		木曽川 Kisogawa	ＧＭＳ	愛知県 Aichi	95,239	62,266	18,300	ダイヤモンドシティ・キリオ Diamond City Kirio
		ＭＶ豊橋橋良 MV Toyohashi-Hashira	ＳＭ	愛知県 Aichi	13,520	5,200	3,200	マックスバリュ豊橋橋良 Maxvalu Toyohashi-Hashira
		奈良南京終町 Nara-Minami-Kyobatecho	ＳｕＣ	奈良県 Nara	36,830	14,500	12,200	イオン奈良南京終ＳＣ AEON Nara-Minami-Kyoubate ＳＣ
		ＭＶ田尻 MV Tajiri	ＳＭ	大阪府 Osaka	12,410	4,100	3,000	マックスバリュ田尻 Maxvalu Tajiri
	上半期計 Semiannual (first half)				799,709	507,592	193,975	

※１　商業施設面積＝直営面積＋専門店面積＋飲食店面積＋サービス施設面積＋アミューズメント施設面積

Commercial facility area=directly operated store area + specialty store area + food service store area + services facility area + amusement facility area .

(単位：㎡)

	開店日 (OPEN DATE)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) SuC：ｽｰﾊﾟｰｾﾝﾀｰ (SuperCenter)	業態 (Type)	所在地 (Prefecture)	＊面積 (AREA:㎡)			＊ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称 (SC：Shopping Center の略)
					総敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)	
下期 II/04	未定 Undecided	金ヶ崎 Kanegasaki	SuC	岩手県 Iwate	72,280	20,100	13,700	金ヶ崎ＳＣ Kanegasaki ＳＣ
		ＭＶ盛岡津志田 MV Morioka-Tsushida	SM	岩手県 Iwate	5,870	2,200	2,100	マックスバリュ盛岡津志田 MaxValu Morioka-Tsushida
		一関 Ichinoseki	SuC	岩手県 Iwate	51,350	17,900	13,300	一関ＳＣ Ichinoseki ＳＣ
		新本荘 Shin-Honjyou	—	秋田県 Akita	65,110	16,300	13,700	本荘ＳＣ Honjyou ＳＣ
		多賀城鶴ヶ谷 Tagajyou-Tsurugaya	SM	宮城県 Miyagi	9,750	3,200	2,600	マックスバリュ多賀城鶴ヶ谷 Maxvalu Tagajyou-Tsurugaya
		北戸田 Kita-Toda	GMS	埼玉県 Saitama	58,580	61,400	21,200	美女木ＳＣ Bijyogi ＳＣ
		与野 Yono	GMS	埼玉県 Saitama	55,370	52,100	21,000	イオンさいたまＳＣ AEON Saitama ＳＣ
		ＭＶ東習志野 MV Higashi-Narashino	SM	千葉県 Chiba	28,190	10,200	3,200	マックスバリュ東習志野 MaxValu Higashi-Narashino
		西東京田無 Nishi-Tokyo-Tanashi	SM	東京都 Tokyo	8,690	6,300	2,800	イオン西東京田無 AEON Nishi-Tokyo-Tanashi
		湊町 Minatomachi	SM	大阪府 Osaka	5,380	2,500	2,200	イオン湊町ＳＣ AEON Minatomachi ＳＣ
		北花田 Kita-Hanada	GMS	大阪府 Osaka	58,000	64,500	15,500	ダイヤモンドシティ北花田ＳＣ Diamond City Kita-Hnanada ＳＣ
		泉南 Sennan	GMS	大阪府 Osaka	139,822	77,026	20,700	イオン泉南ＳＣ AEON Sennan ＳＣ
		ＭＶ小阪 MV Kosaka	SM	大阪府 Osaka	5,790	6,500	4,300	マックスバリュ小阪 MaxValu Kosaka
		姫路大津 Himeji-Otsu	GMS	兵庫県 Hyogo	86,380	44,400	19,100	イオン姫路大津ＳＣ AEON Himeji-Otsu ＳＣ
	下半期計 Semiannual (second half)				650,562	384,626	155,400	
年間合計 Annual total					1450,271	892,218	349,375	

※ 商業施設面積＝直営面積＋専門店面積＋飲食店面積＋サービス施設面積＋アミューズメント施設面積＋セントラルコート面積＋通路面積
Commercial facility area=directly operated store area + specialty store area + food service store area + services facility area + amusement facility area + central court area + aisle area.

※ 開店予定店舗の店名、業態、面積、ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ名称は予定ですので今後変更する場合があります。
Since a store name, type, area, shopping center name are schedules, it is likely to be going to change in the future.

【国内グループ会社 (Domestic subsidiaries) 】

計	(Total)	56	上期 (1st Half) : 25	下期 (2nd Half) : 31
GMS	(General Merchandise Stores)	4	上期 (1st Half) : 2	下期 (2nd Half) : 2
S M	(Supermarkets)	49	上期 (1st Half) : 20	下期 (2nd Half) : 29
D S	(Discount stores)	2	上期 (1st Half) : 2	下期 (2nd Half) : 0
H C	(Home Center)	1	上期 (1st Half) : 1	下期 (2nd Half) : 0

(単位：㎡)

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) HW：ﾎｰﾑﾜｲﾄﾞ (Home Wide)	業態 (Type)	所在地 (Prefecture)	面　積 (AREA:㎡)		
						総敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)
上期 I/04	イオン九州 AEON Kyushu	3/4	HWプラス賀来 HW Plus Kaku	HC	大分県 Oita	48,540	12,178	9,300
		未定 Undecided	J福岡東 J fukuoka-Higashi	GMS	福岡県 Fukuoka	216,608	66,191	18,000
	琉球ジャスコ Ryukyu JUSCO	未定 Undecided	J南風原 J Haebaru	GMS	沖縄県 Okinawa	63,571	26,424	13,011
			MV牧志 MV Makishi	SM	沖縄県 Okinawa	4,948	1,991	1,094
	マックスバリュ北海道 Maxvalu Hokkaido	未定 Undecided	MV南15条 MV Minami-15zyo	SM	北海道 Hokkaido	2,506	2,446	995
			MV宮下通り MV Miyashitadori	SM	北海道 Hokkaido	22,660	7,700	2,000
			MV北32条 MV Kita-32zyo	SM	北海道 Hokkaido	5,866	4,422	1,400
			MV栗山 MV Kuriyama	SM	北海道 Hokkaido	14,193	3,566	2,098
	マックスバリュ東北 Maxvalu Tohoku	未定 Undecided	MVむつ新町 MV Mutsusinmachi	SM	青森県 Aomori	10,740	1,600	1,500
			MV新おおわに MV Shin-Owani	SM	青森県 Aomori	7,700	1,820	1,800
			MV土崎港北 MV Tsuchizakikoh-Kita	SM	秋田県 Akita	10,188	2,432	2,400
	マックスバリュ東海 Maxvalu Tokai	4/4	MV櫛形 MV Kushigata	SM	山梨県 Yamanashi	32,641	6,663	2,139
		4/8	MV浜松助信 MV Hamamatsu-Sukenobu	SM	静岡県 Shizuoka	6,105	1,903	1,412
	マックスバリュ中部 Maxvalu Chubu	4/9	MV鳩岡 MV Hatooka	SM	愛知県 Aichi	7,713	2,333	2,133
		4/23	MV一志 MV Ichishi	SM	三重県 Mie	10,186	2,754	1,918
	マックスバリュ西日本 Maxvalu Nishinihon	未定 Undecided	ザ・ビッグ焼山 The Big Yakeyama	DS	広島県 Hiroshima	11,247	6,057	3,372
			ザ・ビッグ宇部中央 The Big Ube-Chuou	DS	山口県 Yamaguchi	13,172	4,093	3,335
			MV小野田 MV Onoda	SM	山口県 Yamaguchi	42,318	13,233	1,989
	マックスバリュ九州 Maxvalu Kyusyu	3/2	MV賀来 MV Kaku	SM	大分県 Oita	48,365	12,178	2,350
		4/8	MV伊万里駅前 MV Imari-Ekimae	SM	佐賀県 Saga	8,888	2,518	1,888
		4/28	MV南延岡 MV Minami-Nobeoka	SM	宮崎県 Miyazaki	10,787	3,916	2,196
		未定 Undecided	MV八反田 MV Hattanda	SM	熊本県 Kumamoto	6,620	2,471	1,403
	カスミ Kasumi	3/19	グラン・プルシェ Grand Plechef	SM	茨城県 Ibaragi	56,347	13,801	2,059
		未定 Undecided	谷井田 Yaita	SM	茨城県 Ibaragi	7,445	1,930	1,706
			龍ケ岡 Ryugaoka	SM	茨城県 Ibaragi	14,316	2,227	1,967
	上半期計 Semiannual (first half)					683,670	206,847	83,465

(単位：㎡)

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO) MV：ﾏｯｸｽﾊﾞﾘｭ (Maxvalu) HW：ﾎｰﾑﾜｲﾄﾞ (Home Wide)	業態 (Type)	所在地 (Prefecture)	面　積(AREA:㎡)		
						敷地 (Total)	商業施設 (Commercial Facility)	直営 (Directly Operated)
下期 II/03	イオン九州 AEON Kyushu	未定 Undecided	J八代 J Yatsushiro	GMS	熊本県 Kumamoto	63,000	22,068	15,000
	琉球ジャスコ Ryukyu JUSCO	未定 Undecided	MV豊見城 MV Tomishiro	SM	沖縄県 Okinawa	18,286	6,079	2,400
	ポスフール Posful	未定 Undecided	ﾎﾟｽﾌｰﾙ岩見沢 Posful Iwamizawa	GMS	北海道 Hokkaido	61,014	21,000	13,000
	マックスバリュ北海道 Maxvalu Hokkaido	未定 Undecided	MV川北 MV Kawakita	SM	北海道 Hokkaido	14,490	3,300	2,000
	マックスバリュ東北 Maxvalu Tohoku	未定 Undecided	MV板柳 MV Itayanagi	SM	青森県 Aomori	24,084	6,400	1,800
			MV北上 MV Kitakami	SM	岩手県 Iwate	35,392	10,196	2,400
			MV本荘中央 MV Honjyo-Chuo	SM	秋田県 Akita	14,622	4,584	2,400
			MV新河辺 MV Shin-Kawabe	SM	秋田県 Akita	4,806	1,818	1,800
			MV新矢島 MV Shin-Yashima	SM	秋田県 Akita	16,234	1,853	1,800
			MV新真室川 MV Shin-Mamurogawa	SM	山形県 Yamagata	8,041	1,821	1,800
			MV新高松 MV Shin-Takamatsu	SM	山形県 Yamagata	7,915	1,833	1,800
	マックスバリュ東海 Maxvalu Tokai	未定 Undecided	MV白根 MV Shirane	SM	山梨県 Yamanashi	66,116	3,300	3,030
			MV清水三保 MV Shimizu-Miho	SM	静岡県 Shizuoka	8,895	2,975	1,917
			MV御殿場新橋 MV Gotenba-Shinbashi	SM	静岡県 Shizuoka	7,285	2,108	1,685
			MV御殿場川島田 MV Gotenba-Kawashimada	SM	静岡県 Shizuoka	9,864	3,280	2,020
			MV細江 MV Hosoe	SM	静岡県 Shizuoka	7,596	2,605	1,917
	マックスバリュ西日本 Maxvalu Nishinihon	未定 Undecided	MV白浜 MV Shirahama	SM	兵庫県 Hyogo	5,373	2,485	1,515
			MV龍野 MV Tatsuno	SM	兵庫県 Hyogo	10,026	8,891	2,000
			MV西宮浜町 MV Nishinomiya-Hamamachi	SM	兵庫県 Hyogo	7,187	3,150	2,000
			MV宝塚小浜 MV Takarazuka-Kohama	SM	兵庫県 Hyogo	10,724	4,050	2,000
			MV飾磨 MV Shikama	SM	兵庫県 Hyogo	8,950	3,981	1,958
			MV西脇寺内 MV Nishiwaki-Terauchi	SM	兵庫県 Hyogo	20,928	6,852	1,556
			MV岩端 MV Iwabata	SM	兵庫県 Hyogo	9,153	4,852	1,736
			MV熊山 MV Kumayama	SM	岡山県 Okayama	15,591	3,560	1,554
			MV柳井 MV Yanai	SM	山口県 Yamaguchi	22,117	8,402	2,033
			MV長府外浦 MV Choufu-Sotoura	SM	山口県 Yamaguchi	44,020	14,920	2,000
	マックスバリュ九州 Maxvalu Kyushu	未定 Undecided	MV鹿屋寿 MV Kanoya-Kotobuki	SM	鹿児島県 Kagoshima	6,978	1,600	1,500
			MV大村溝陸 MV Omura-Mizoriku	SM	長崎県 Nagasaki	14,170	3,420	2,400
	カスミ Kasumi	未定 Undecided	ひたち野牛久 Hitachino-Ushiku	SM	茨城県 Ibaragi	13,293	3,417	2,129
			新鉾田 Shin-Hokota	SM	茨城県 Ibaragi	14,860	3,650	2,238
			越谷七左 Koshigaya-Shichiza	SM	埼玉県 Saitama	12,185	6,628	2,238
	下半期計 Semiannual (second half)					583,195	175,078	85,626
年間合計 Annual total						1,266,865	381,925	169,091

【海外グループ会社（Overseas subsidiaries）】

計	(Total)	5	上期 (1st Half) : 1	下期 (2nd Half) : 4
GMS	(General Merchandise Stores)	5	上期 (1st Half) : 1	下期 (2nd Half) : 4

(単位：㎡)

	法人名 (Company Name)	開店日 (Open Date)	店名 (Store Name) J：ジャスコ (JUSCO)	業態 (Type)	所在地 (Prefecture)	面積 (AREA:㎡)	
						総敷地 (Total)	直営 (Directly Operated)
上期 I/04	広東ジャスコチームストアーズ Guangdong JUSCO teem Stores Co.,Ltd	未定 Undecided	J佛山東方広場店 J Foshan dongfang plaza	GMS	中國広東省 China Guangdong	116,000	15,620
	上半期計 Semiannual (first half)					116,000	15,620
	ジャヤ・ジャスコ ストアーズ Jaya JUSCO Stores Bhd.	未定 Undecided	Jバラコン店 J Balakong	GMS	マレーシア Malaysia	60,487	17,000
下期 II/04	深圳ジャスコ Shenzhen JUSCO Friendship Stores Co.,Ltd	未定 Undecided	J百仕達店 J Baishida	GMS	中國広東省 China Guangdong	25,000	14,189
			J松崗店 J Songgang	GMS	中國広東省 China Guangdong	44,203	15,531
			J五州MALL店 J Wuzhou Mall	GMS	中國広東省 China Guangdong	106,452	20,020
	下半期計 Semiannual (second half)					236,142	66,740
年間合計 Annual total						352,142	82,360

＊開店予定店舗の店名、業態、面積は予定ですので今後変更する場合があります。
Since a store name, type and area are schedules, it is likely to be going to change in the future.

April 12, 2004

Inageya Co., Ltd. (Securities Code: 8182)

AEON Co., Ltd. (Securities Code: 8267)

On Business Tie-up

Inageya Co., Ltd. (hereinafter referred to as "Inageya") and AEON Co., Ltd. (hereinafter referred to as "AEON") agreed on business tie-up as follows with a view to expanding supermarket business in Metropolitan area and we hereby announce it.

(Translation Omitted)

1. Outline of Business Tie-up

Both companies will promptly establish Business Tie-up Committee (tentative) and discuss and carry out the specific contents and promoting method with respect to the following matters in the field of the supermarket business.

(Translation Omitted)

2. About Capital Relations

AEON shall transfer to Inageya 11% of shareholding of Inageya, aiming in July, on condition of approval of General Meeting of Shareholders of Inageya, to be held in June 2004. After transfer, AEON's shareholding ratio of Inageya will be 15%.

In this connection, transfer price shall be at the market price per share (average price of final prices in the most recent two weeks by the date preceding the General Meeting of Shareholders of Inageya), but the maximum price shall be ¥1,150.

3. Schedule (Plan)

April 12, 2004 Execution of contract on business tie-up

End of April 2004 Establishment of Business Tie-up Committee

End of June 2004 Inageya General Meeting of Shareholders

Beginning of July 2004 Sale of shares of Inageya

4. Outline of Companies

(1) Inageya Co., Ltd. (Year ended March 31, 2004)

Head Office: 6-1-1 Sakae-cho, Tachikawa-shi, Tokyo

Incorporation: May 1948

Capital: ¥8,981 million (total number of outstanding shares: 52,381 thousand

shares)

Operating revenue: ¥182,200 million (forecast)

Number of Stores: 127 stores (as of March, 2004)

Number of Employees: 1,904 persons

Representative: Chairperson & Representative Director: Seiji Sawatari

President & Representative Director: Masatoshi Endo

(2) AEON Co., Ltd. (Year ended February 20, 2004)

(Translation Omitted)

[Contact related to this matter]

(Translation Omitted)

June 10, 2004
Sumitomo Coal Mining Co., Ltd.
(Securities Code: 1503)
AEON Co., Ltd.
(Securities Code: 8267)

Transfer of "Joy" Supermarkets in Hokkaido

In line with "Business Rehabilitation Plan," developed in May 2002 by Sumitomo Coal Mining Co., Ltd., in order to concentrate business resources in coal related businesses, it has operated its real estate, golf and logistics businesses by assigning them to SCM Kosan Co., Ltd., a 100% subsidiary. Both companies agreed on transfer of "Joy," supermarkets located in Hokkaido to AEON Co., Ltd. from logistics department of SCM Kosan Co., Ltd. and we hereby announce it.

(Translation Omitted)

1. Outline of Transfer of Business: SCM Kosan Co., Ltd. will spin-off all of its logistics business of the company to "Joy Co., Ltd.," to be incorporated.
   On the same day, AEON Co., Ltd. shall be transferred 100% of shares of Joy Co., Ltd. from SCM Kosan Co., Ltd.
2. Date of Transfer: July 30, 2004 (schedule)
3. Transfer price of shares: About ¥1,800 million
4. Impact on Accounting income: Sumitomo Coal Mining: Sales and operating will decrease, but ordinary income is expected to secure the announced figures as it can expect dividends from Wanpo Coal Mines.
   AEON: Impact on the results will be minor.
5. Outline of Companies

(1) Sumitomo Coal Mining Co., Ltd.
Head Office: 1-29-3 Oji, Kita-ku, Tokyo
Incorporation: June 1927
Capital: ¥9,248 million (total outstanding shares: 154,017 thousand shares)
Sales: ¥75,500 million (consolidated basis)
Total Assets: ¥91,600 million

Number of Employees: 657 persons

Representative: President & Representative Director: Katsuhiro Fujisaki

(2) AEON Co., Ltd. (Year ended February 20, 2004)

(Translation Omitted)

6. Outline of New Company (plan)

JOY Co., Ltd.

Head Office: 5-2 Higashi 2-chome, Kita 1-jo, Chuo-ku, Sapporo-shi, Hokkaido

Incorporation: July 30, 2004

Capital: ¥90 million

Sales: ¥21,000 million (forecast of 2004)

Number of Stores: 17 stores

Number of Employees: 137 persons

Representative: President & Representative Director: Masaaki Chayama

(Translation Omitted)

[Contact related to this matter]

(Translation Omitted)

June 29, 2004

Outline of Business Results in the 1st Quarter of Period ending February 20, 2005

Name of the Listed Company: ÆON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-043-212-6042 (Pilot Number)

1. Matters Concerning the Preparation of Quarterly Financial Information etc.

① Difference between the Accounting Method for Recent Consolidated Accounting Period: applicable (concise proceedings partially taken)

② Transfers of the Range of Consolidation and Equity Method: applicable

New Consolidated Subsidiaries:	2
Excluded Consolidated Subsidiaries:	1
New Equity Method Affiliates:	1
Excluded Equity Method Affiliates:	1

2. Overall Condition of Earnings for the First Quarterly Fiscal Year ended February 2005 (February 21, 2004~May 20, 2004)

(1) Progress of Operating Result (Consolidated)

	Net Sales		Operating Income		Recurring Profit		Quarterly Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of yen	%
First Quarterly Fiscal Year ended February 2005	987,461	(26.4)	21,286	(3.0)	23,520	—	13,302	—
First Quarterly Fiscal Year ended February 2004	781,011	(10.0)	20,659	(△1.1)	—	—	—	—
(reference) Fiscal Year ended February 2004	3,546,215		132,212		131,354		55,316	

	Quarterly Net Income per Share	Net Income per Share after adjustment of potential shares
	Yen	Yen
First Quarterly Fiscal Year ended February 2005	39.94	—
First Quarterly Fiscal Year ended February 2004	—	—
(reference) Fiscal Year ended February 2004	165.57	—

[Translation Omitted]

(2) Variation of Financial Condition (Consolidated)

	Net Assets	Share Capital	Capital Ratio	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
First Quarterly Fiscal Year ended February 2005	2,640,353	485,152	18.4	1,438.08
(reference) Fiscal Year ended February 2004	2,609,271	479,090	18.4	1,438.08

[Translation Omitted]

[Reference]

Forecast of Consolidated Earnings Fiscal Year ending February 20, 2005 (February 21, 2004~February 20, 2005)

	Predicted Net Sales	Predicted Operating Income	Predicted Recurring Profit	Predicted Net Income	Predicted Net Income per Share after adjustment of potential shares
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Interim Fiscal Year	2,000,000	60,000	63,000	23,000	69.07
Whole Fiscal Year	4,100,000	157,000	160,000	66,000	197.65

[Translation Omitted]

Condensed Consolidated Balance Sheet

(unit: millions of yen)

Item	This Consolidated First Quarterly Fiscal Year (May 20, 2004)		Previous Consolidated Fiscal Year (Feburuary 20, 2004)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash on hand and in bank	267,941		286,588	
2 Notes receivable and accounts receivable	192,823		173,763	
3 Securities	7,504		4,283	
4 Merchandise inventories	280,192		267,066	
5 Deferred tax assets	20,111		16,706	
6 Financial loan	322,175		304,293	
7 Others	79,319		90,099	
Allowance for doubtful accounts	(21,149)		(16,353)	
Total Current Assets	1,148,918	43.5	1,126,447	43.2
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings and structures	557,839		560,451	
2 Furniture and fixtures	87,353		83,841	
3 Land	243,553		247,111	
4 Construction in progress	24,994		9,610	
5 Others	320		314	
Total tangible fixed assets	914,062	34.6	901,329	34.5
(2) Intangible Fixed Assets	60,688	2.3	61,512	2.4
(3) Investments and other assets				
1 Investment securities	114,508		114,867	
2 Fixed trade credits	51,191		55,765	
3 Deferred tax assets	34,742		33,376	
4 Deposits	325,890		334,126	
5 Temporary account for lease	6,839		3,288	
6 Others	55,438		56,948	
Allowance for doubtful accounts	(71,925)		(78,391)	
Total investment and other assets	516,684	19.6	519,981	19.9
Total fixed assets	1,491,435	56.5	1,482,823	56.8
Total of Assets	2,640,353	100.0	2,609,271	100.0

Item	This Consolidated First Quarterly Fiscal Year (May 20, 2004)		Previous Consolidated Fiscal Year (February 20, 2004)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes and accounts - trade	456,916		480,589	
2 Short-term borrowings (other than commercial paper)	125,050		93,182	
3 Curernt position of long-term debt	82,060		78,674	
4 Commercial paper	46,000		33,000	
5 Income tax payable	13,242		26,654	
6 Reserves for remuneration	16,840		8,629	
7 Provision for store closing expenses	3,475		4,105	
8 Current position of reorganzation claims etc.	47,849		48,040	
9 Note payable for properties	47,953		42,013	
10 Others	214,243		212,545	
Total current liabilities	1,053,634	39.9	1,027,435	39.4
II Fixed Liabilities				
1 Bonds	138,005		137,915	
2 Long-term debt	376,036		367,228	
3 Deferred tax liabilities	9,624		8,762	
4 Reserves for retirement grants	65,273		64,100	
5 Reserves for retirement grants for retiring	1,418		1,654	
6 Provision for store closing expenses	3,891		3,886	
7 Provision for contingent liabilities	3,804		3,804	
8 Reorganization claims etc.	75,979		94,314	
9 Deposits	148,176		147,580	
10 Negative goodwill	85,610		87,904	
11 Others	12,655		8,955	
Total Fixed Liabilities	920,477	34.9	926,106	35.5
Total of Liabilities	1,974,111	74.8	1,953,542	74.9
(Minority Interests)				
Minority Interests	181,090	6.8	176,638	6.7
(Equity)				
I Common stock	51,296	1.9	51,296	2.0
II Capital surplus	117,235	4.4	117,235	4.5
III Retained earnings	305,738	11.6	300,101	11.5
IV Unrealized gain on available-for-sale securities	12,440	0.5	14,185	0.5
V Foreign currency translation adjustments	(852)	0.0	(3,041)	(0.1)
VI Treasury stock	(706)	0.0	(687)	0.0
Total of equity	485,152	18.4	479,090	18.4
Total of equity	2,640,353	100.0	2,609,271	100.0

'ONDENSED CONSOLIDATED PROFIT AND LOSS STATEMEN

(unit: millions of yen)

Item	This Consolidated First Quarterly Fiscal Year (May 20, 2004)		Previous Consolidated Fiscal Year (Feburuary 20, 2004)	
	Amount	Ratio	Amount	Ratio
		%		%
I Net sales	903,368	100.0	3,258,628	100.0
II Cost of sales	659,280	73.0	2,343,430	71.9
Gross profit on sales	244,088	27.0	915,198	28.1
III Rental and other revenues	84,092	9.3	287,587	8.8
Gross profit	328,180	36.3	1,202,785	36.9
IV Selling, general and administrative expenses	306,894	34.0	1,070,573	32.8
1 Advertiseing expenses	17,337		68,249	
2 Provision for allowance for doubtful accounts	5,974		24,274	
3 Salaries	85,604		369,288	
4 Provision for reserve for retirement grants	16,840		8,629	
5 Statutory wellfare expenses	14,604		57,576	
6 Allowance for depreciation	19,640		77,978	
7 Maintenance cost	20,557		66,439	
8 Rent	45,345		164,546	
9 Others	80,989		233,589	
Operating income	21,286	2.3	132,212	4.1
V Non-operating income	4,655	0.5	10,781	0.3
1 Interest and dividends income	607		1,744	
2 Provision for consolidation adjustment	2,445		2,158	
3 Investment loss from euity methc	310		652	
4 Others	1,291		6,225	
VI Non-operating expenses	2,421	0.2	11,639	0.4
1 Interest expense	1,798		7,437	
2 Others	623		4,202	
Recurring profit	23,520	2.6	131,354	4.0
VII Special profit	8,630	1.0	13,571	0.5
1 Gain on sale of fixed assets	771		1,260	
2 Others	7,858		12,310	
VIII Special loss	7,003	0.8	19,207	0.6
1 Loss from retirement of fixed ass	550		3,805	
2 Others	6,452		15,401	
Quarterly Income before income taxes and minority interests	25,147	2.8	125,718	3.9
Current income tax	6,618	0.7	47,625	1.5
Minority interests in net income	5,225	0.6	22,777	0.7
Quarterly Net income	13,302	1.5	55,316	1.7

STATEMENT OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Consolidated First Quarterly Fiscal Year (Feburuary 21, 2004 – May 20, 2004)		Previous Consolidated Fiscal Year (Feburuary 21, 2003 – Feburuary 20, 2004)	
	Amount		Amount	
Capital surplus				
I Initial balance of capital surplus		117,235		117,235
II Increase in capital surplus				
Gain on disposal of treasury stocks	0	0	0	0
III Quarterly Closing Balance of capital surplus		117,235		117,235
Retained earnings				
I Initial Balance of retained earnings		300,101		252,043
II Decrease in retained earnings				
1 Net Income (loss)	13,302		55,316	
2 Others	-	13,302	441	55,758
III Decrease in Retained earnings				
1 Dividends	7,326		7,326	
2 Bonus to directors and corporate auditors	235		373	
3 Decrease arising from application of US GAAP	103	7,655	-	7,699
IV Quaterly Closing balance of retained earnings		305,738		300,101

June 30, 2004

To Whom It May Concern

Company Name: AEON Co., Ltd.
Name of Representative: Director & President & Representative
Operating Officer: Motoya Okada
(Code No. 8267 1st Section of Tokyo Stock Exchange)
Contact: Operating Officer & Corporate Communication Department
Manager: Tadami Tsutsumi
(TEL: 043-212-6042 (key))

(Correction) On Partial Correction of "Outline of Business Results in the 1st Quarter of Period ending February 20, 2005"

As there were some errors in "Outline of Business Results in the 1st Quarter of Period ending February 20, 2005," announced on June 29, 2004, we hereby correct it.
Parts requiring correction and corrected parts are underlined.

<< Outline of Business Results in the 1st Quarter of Period ending February 20, 2005>>

2. Outline of Business Results in the 1st Quarter of Period ending February 20, 2005 (from February 21, 2004 to February 20, 2005)
(2) Changes in Financial Conditions (consolidated)
(Before Correction (Wrong)

	Total Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
1st Quarter of Period ending February 20, 2005	(Million yen) 2,640,353	(Million yen) 485,152	18.4 %	Yen Sen 1,438.08
(Reference) Period ended February 20, 2004	2,609,271	479,090	18.4 %	1,438.08

(After Correction (Correct))

	Total Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
1st Quarter of Period ending February 20, 2005	(Million yen) 2,640,353	(Million yen) 485,152	18.4 %	Yen Sen 1,456.84
(Reference) Period ended February 20, 2004	2,609,271	479,090	18.4 %	1,438.08

July 16, 2004

To Whom It May Concern

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

Correction of Forecast of Business Results

1. Consolidated business results in the period ending February 20, 2005 have progressed within the scope of forecast so far, and there is no change in the interim or full-year forecast as originally announced.

<Forecast of current consolidated business results>

(from February 21, 2004 to February 20, 2005) (Unit: millions of yen)

	Operating revenue	Operating income	Ordinary income	Net income
Interim forecast	2,000,000	60,000	63,000	23,000
Full-year forecast	4,100,000	157,000	160,000	66,000
Increase or decrease ratio from the previous period (%)	15.3	18.7	21.8	19.3

Results in the previous period (period ended February 20, 2004)	3,546,215	132,212	131,354	55,316

2.Forecast of Non-consolidated Results of Parent

(1)We have corrected the forecast of non-consolidated results of parent in the period ending February 20, 2005 (from February 21, 2004 to February 20, 2005), announced in "Outline of Individual Financial Statement," dated April 7, 2004, as follows.

<Forecast of Non-consolidated Results of Parent in Current Interim Period >

(from February 21, 2004 to August 20, 2004) (Unit: millions of yen)

	Operating revenue	Operating income	Ordinary income	Net income
Forecast announced last time (A)	880,000	6,000	10,500	4,000
Forecast corrected this time (B)	880,000	2,000	10,500	4,000
Increase or decrease (B-A)	-	▲4,000	-	-
Increase or decrease ratio (%)	-	▲66.7	-	-
Increase or decrease from the previous period	26,428	▲3,023	1,455	▲532
Increase or decrease ratio from the previous period (%)	3.1	▲60.2	16.1	▲11.7

Results in the previous period (interim period in the year ended February 20, 2004)	853,572	5,023	9,045	4,532

(2) Major reason for correction is a decrease in gross profit margin rate.

(Translation Omitted)

(3) Forecast of Full-year

Forecast of full-year has not been changed with respect to non-consolidated results of parent. We will improve our gross profit margin rate by reviewing the product line of the clothing section, reinforcement of product development, improvement of the markup rate in food section and reduction of changes in selling price.

<Forecast of Non-consolidated Business Results of Parent>

(from February 21, 2004 to February 210, 2005) (Unit: millions of yen)

	Operating revenue	Operating income	Ordinary income	Net income

Full-year forecast	1,820,000	33,000	37,000	19,000
Increase or decrease ratio from the previous period (%)	3.2	37.4	34.1	20.3

Results of previous period (period ended February 20, 2004)	1,764,365	24,017	27,593	15,795

(Translation Omitted)

July 16, 2004

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Notice of "Issuance of New Shares of Common Stock", "Sale of Shares of Common Stock", "Subdivision of Shares of Common Stock (Free Issue)" and "Correction of Distribution Forecast Accompanied due to the Subdivision of Shares of Common Stock"

Our representative president & director has determined and/or approved the "Issuance of New Shares of Common Stock", "Sale of Common Stock", "Subdivision of Shares of Common Stock (Free Issue)" and "Correction of Distribution Forecast Accompanied by the Subdivision of This Shares of Common Stock" as of July 16, 2004, and we hereby announce it as follows.

(Translation Omitted)

1. Issuance of New Shares by the Public Offering

(1) Number and Class of New Shares to be Issued	27,000,000 shares of common stock of the Company
(2) Issue Price	The issue price will be determined on a date (the "Pricing Date") between and including Thursday, July 29, 2004, and Tuesday, August 3, 2004, in accordance with the method set out in Number 14 of Section 7-2 of the Japan Securities Dealers Association's Rules of Fair Practice
(3) Portion of Issue Price Not to be Allocated to Stated Capital	The amount accounted to stated capital less the issue price determined in accordance with (ii) above. The amount accounted to stated capital is half of the issue price, with any fraction less than a yen resulting from the calculation being rounded up to a full yen.
(4) Offering Price	The offering price will be determined in accordance with the method set out in Number 14 of Section 7-2 of the Japan Securities Dealers Association's Rules of Fair Practice by taking into account the market demand for the shares but will, provisionally, be determined based on the closing price of shares of common stock (with any fraction less than a yen being rounded down to zero) on the Tokyo Stock Exchange (TSE) on the Pricing Date (If the TSE does not provide a closing price on the

Pricing Date, the closing price provided on the business day immediately preceding the Pricing Date will be used.) multiplied by between 0.90 and 1.00.

(5) Offering Method

Simultaneous Offering Both Within Japan and in International Markets

Japanese Public Offering

Offers within Japan will be made by public offering (the "Japanese Public Offering"), for which purpose shares will be jointly underwritten by Nomura Securities Co., Ltd., Goldman Sacks (Japan) Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Shinko Securities Co., Ltd., Mizuho Securities Co., Ltd., Okasan Securities Co., Ltd., Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. (collectively, the "Underwriting Companies in Japan").

(b) International Offering

Offerings in international markets (the "International Offering"; note that in the United States, the shares may be offered or sold only to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933), primarily in Europe, will be individually underwritten by overseas underwriting companies (collectively, the "International Purchasers"), the joint-lead managers of which are Goldman Sachs International and Nomura International plc, and the co-lead manager of which is Mizuho International plc (the International Purchasers and Underwriting Company in Japan together, the "Underwriters").

With regard to the offerings mentioned in (a) and (b) above, the number of shares to be issued is planned to be 16,200,000 shares for the Japanese Public Offering and 10,800,000 shares for the International Offering. The breakdown of the actual number of shares in above to be finally allocated among the offerings will be determined on the Pricing Date after taking into consideration market demand.

Nomura Securities Co., Ltd, is the Global Coordinator for the Japanese Public Offering, the International Offering and the Sale of Over allotment.

(6) Underwriting Fees

The Company will not pay any underwriting fees to the underwriters; the proceeds of the underwriters is the aggregate of the difference between the offering price in Japanese Public Offering and the International Offering, and the issue price to be paid to the Company.

(7) Subscription Period (for the Japanese Public Offering)

Wednesday, August 4, 2004 through Friday, August 6, 2004. The subscription period may be changed to an earlier period based on market demand and (i) when the

	Pricing Date is Thursday, July 29, 2004, then Friday, July 30, 2004 through Tuesday, August 3, (ii) when the Pricing Date is Friday, July30, 2004, then Monday, August 2, 2004 through Wednesday, August 4, 2004, (iii) when the Pricing Date is Monday, August 2, 2004, then Tuesday, August 3, 2004 through Thursday, August 5, 2004, and (iv) when the Pricing Date is Tuesday, August 3, 2004, then as described above.
(8) Payment Date	The payment date is any date between and including Friday, August 6, 2004 and Tuesday, August 10, 2004. As stated above, the subscription period may be changed to an earlier period based on market demand and (i) when the Pricing Date is Thursday, July 29, 2004, then Friday, August 6, 2004, (ii) when the Pricing Date is Friday, July 30, 2004 or Monday, August 2, 2004, then Monday, August 9, 2004, and (iii) when the Pricing Date is Tuesday, August 3, 2004, then Tuesday, August 10, 2004.
(9) Initial Date for Dividend Accrual	Saturday, February 21, 2004
(10) Unit of Shares for Subscription	100 Shares

(11) The Japanese Public Offering is subject to the effectiveness of the Securities Registration Statement, which should be filed under the Securities and Exchange Law of Japan.

(12) The issue price, the portion of the issue price not to be allocated to stated capital, and all other matters necessary for this issuance will be decided by the President and Representative Executive Officer of the Company or the its proxy.

2. Sales of Company Shares (Sales by Over-Allotments) (Please refer to <Reference>5 below)

(1) Number and Class of Shares to be sold	2,430,000 shares of common stock of the Company. The number of shares above shows the upper limit. It may decrease or no Sale by Over Allotments shall be conducted based on market demand relating to the Japanese Public Offering. The number of shares to be sold will be determined by taking into account the market demand.
(2) Seller	Nomura Securities Co., Ltd.
(3) Sales Price	Same price as the offering price as stated in "(1) Issuance by the Public Offering" (iv)
(4) Offering Method	Nomura Securities Co., Ltd. will sell up to 2,430,000 shares of the common stock of the Company, which are borrowed from such shareholder of the Company by taking into account the market demand.
(5) Subscription Period	Same period as the subscription period (for the Japanese Public Offering) described in "(1) Issuance by the Public Offering" (vii)
(6) Delivery Date	The following business day of the payment day described in "(1) Issuance by the Public Offering" (viii)

(7) Unit of Shares for Subscription 100 Shares

(8) The sales price, and all other matters necessary for the Sales by Over-Allotments will be approved by the President and Representative Executive Officer of the Company or the its proxy

(9) The Sales by Over-Allotment is subject to the effectiveness of the Securities Registration Statement, which should be filed under the Securities and Exchange Law of Japan.

3. Issuance of New Shares by the Third-Party Allotment (Please refer to <Reference>5 below)

(1)	Number and Class of New Shares to be Issued	2,430,000 shares of common stock of the Company
(2)	Issue Price	Same price as the issue price as stated in "(1) Issuance by the Public Offering" (ii)
(3)	Portion of Issue Price Not to be Allocated to Stated Capital	The amount accounted to stated capital less the issue price determined in accordance with (ii) above. The amount accounted to stated capital is half of the issue price, with any fraction less than a yen resulting from the calculation being rounded up to a full yen.
(4)	Third-Party and the number of shares to be allocated	Nomura Securities Co., Ltd. 2,430,000 Shares
(5)	Subscription Period (Subscription Date)	Monday, August 16, 2004
(6)	Payment Date	Tuesday, August 17, 2004
(7)	Initial Date for Dividend Accrual	Saturday, February 21, 2004
(8)	Units of Shares for Subscription	100 Shares

(9) The Issuance of the shares not to be subscribed by the subscription date described in (v) above shall be cut off

(10) The Issuance of the New Shares by the Third-Party Allotment is subject to the effectiveness of the Securities Registration Statement, which should be filed under the Securities and Exchange Law of Japan.

(11) The issue price, the portion of the issue price not to be allocated to stated capital, and all other matters necessary for the Issuance of New Shares by the Third-Party Allotment will be decided by the President and Representative Executive Officer of the Company or the its proxy.

4. Subdivision of Shares of Common Stock (Free Issue)

Stock spilt in 2-for-1 of shares of common stock of the Company will be taken on October 18, 2004.

(1)Purpose of this stock split	This Stock split will be taken to improve the liquidity and to broaden our investor's base	
(2)Method of this stock split	Shares of common stock of the Company held by the shareholders registered or recorded in the register of shareholders of the register of beneficial shareholders as of August 20, 2004 (Fri) will be split by 2-for-1 on October 18, 2004 (Mon).	
(3)The number of shares to be increased due to this stock split	Same number as the number of shares of the common stock of the Company outstanding as of the as of August 20, 2004	
(4)Schedule	Relevant date of this stock split	August 20, 2004 (Fri)
	Effective date	October 18, 2004 (Mon)
	Initial Date for Dividend Accrual	February 21, 2004 (Sat)

(5) All other matters necessary for the this stock split willl be decided by the President and Representative Executive Officer

5. Correction of Distribution Forecast for the fiscal year ended February 2005
(Translation Omitted)

	Interim Distribution Dividends	Term End Distribution Dividends	Annual Distribution Dividends
Previous Forecast (April 7, 2004)	Yen -	Yen 22.00	Yen 22.00
Corrected this time	-	11.00	11.00

<Reference>
(Translation Omitted)

July 20, 2004

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Some News Reports

In relation to our notice of "Issue of New Shares," announced by the company as of July 16, 2004, some media report announced that we were considering acquisition of stores of a large supermarket and to appropriate procurement funds to its capital but this is in fact not true.

July 29, 2004

To Whom It May Concern:

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)
Contact: Corporate Communication Department
Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Notice of Determination of Offering Price and Sales Price etc

In relation to the "Issuance of New Shares of Common Stock" and "Sales of Shares of Common Stock" determined by our representative president & director as of July 16, 2004, the offering price and the sales price have been determined as below and we hereby announce it as follows.

1. Issuance of New Shares by the Public Offering

(1)	Number of New Shares to be Issued	Japanese Public Offering	16,200,000 Shares
		International Offering	10,800,000 Shares
(2)	Issue Price		3,577 Yen per Share
(3)	Total Issue Price		96,579,000,000 Yen
(4)	Offering Price		3,431 Yen per Share
(5)	Total Offering Price		92,637,000,000 Yen
(6)	Portion of Issue Price Not to be Allocated to Stated Capital		1,715 Yen per Share
(7)	Subscription Period (for the Japanese Public Offering)		July 30, 2004 (Friday) ~ August 3, 2004 (Tuesday)
(8)	Payment Date		August 6, 2004 (Friday)

(note) Underwriters will subscribe the shares at Offering price and offer the shares to sell at Issue Price.

2. Sales of Company Shares (Sales by Over-Allotments) (Please refer to <Reference>2 below)

(1)	Number and Class of Shares to be sold	2,430,000 Shares
(2)	Sales Price	3,577 Yen per Share
(3)	Total Sales Price	8,692,110,000 Yen
(4)	Subscription Period	July 30, 2004 (Friday) ~ August 3, 2004 (Tuesday)
(5)	Delivery Date	August 9, 2004 (Monday)

3. Issuance of New Shares by the Third-Party Allotment (Please refer to <Reference>2 below)

(1)	Issue Price	3,431 Yen per Share
(2)	Total Issue Price	8,337,330,000 Yen
(3)	Portion of Issue Price Not to be Allocated to Stated Capital	1,715 Yen per Share
(4)	Subscription Period (Subscription Date)	August 16, 2004 (Monday)
(5)	Payment Date	August 17, 2004 (Tuesday)

<Reference>

1. Calculation of Offering Price and Sales Price
   (Translation Omitted)

2. Use of This Time's Procurement Funds
   (Translation Omitted)

3. Regarding Sales by Over-Allotment
   (Translation Omitted)

(Footnotes Omitted)